As filed with the Securities and Exchange Commission on December 15, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NORTHERNSTAR NATURAL GAS INC.
(Exact name of Registrant as specified in its charter)

Delaware	5171	20-4827373
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. employer
incorporation or organization)	Classification code number)	identification no.)
First City Tower
1001 Fannin, Suite 1700
Houston, TX 77002
Tel. (713) 599-4910
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Jonathan L. Phillips, Esq.
General Counsel
First City Tower
1001 Fannin, Suite 1700
Houston, TX 77002
Tel. (713) 599-4910
(Name, address, including zip code and telephone number, including area code, of agent for service)
Please address a copy of all communications to:

Douglas A. Tanner, Esq.	R. Joel Swanson, Esq.
Brett Goldblatt, Esq.	Baker Botts L.L.P.
Milbank, Tweed, Hadley & McCloy LLP	One Shell Plaza
1 Chase Manhattan Plaza	910 Louisiana
New York, New York 10005	Houston, Texas 77002
Tel. (212) 530-5000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of	Proposed maximum aggregate	Amount of
Securities to be registered	offering price (1)	Registration fee
Common Stock, $0.01 par value	$125,000,000	$13,375

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 15, 2006
P R O S P E C T U S

     Shares
NorthernStar Natural Gas Inc.
Common Stock
$           per share

     We are selling          shares of our common stock. We have granted the underwriters an option to purchase up to          additional shares of common stock to cover over-allotments.
     This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $        and $       per share. We are applying to have the common stock listed on The Nasdaq Global Market under the symbol “NSNG.”

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to NorthernStar Natural Gas Inc. (before expenses)	$	$
     The underwriters expect to deliver the shares to purchasers on or about      , 2007.

Sole Book-Runner
Citigroup
     , 2007

[GRAPHIC TO COME]

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you any information other than the information contained in this prospectus. We are not, and the underwriters are not, making any offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of the common stock.

     Until      , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
MARKET AND INDUSTRY DATA
     This prospectus includes industry data and forecasts that we obtained from publicly available information, industry publications, and surveys. Our forecasts are based upon management’s current understanding of industry conditions and speak only as of the date of this prospectus unless the context indicates otherwise. This information has not been independently verified by us and may not be consistent with other third-party information. We believe that the information included in this prospectus from industry surveys, publications and forecasts is reliable.

SUMMARY
     The following summary highlights selected information from this prospectus. It does not contain all the information that you should consider in making an investment decision and should be read together with the more detailed information appearing elsewhere in this prospectus, including “Risk Factors” and the consolidated financial statements and related notes. In this prospectus, unless the context otherwise requires or as otherwise defined, the terms “we,” “us” and “our” refer to NorthernStar Natural Gas Inc. and its consolidated subsidiaries and the terms “our projects” and “our LNG terminal projects” refer to each of (i) Bradwood Landing LLC (Bradwood), (ii) Clearwater Port Holdings LLC and Clearwater Port LLC (Clearwater), and (iii) Port Orion LLC (Orion) individually or all three projects taken together as a group. Amounts in this prospectus are expressed in U.S. dollars and all references in this prospectus to fiscal years made in connection with our financial statements or operating results refer to our fiscal year ended on December 31 of such year.
Our Company
     NorthernStar Natural Gas Inc. was founded in May 2005 to develop, own and operate liquefied natural gas (LNG) receiving/importation terminals on the West Coast of the United States (West Coast). We consolidated ownership of our LNG terminal projects in March 2006 to take advantage of project portfolio diversification, economies of scale and greater access to capital.
     The members of our senior management team have significant project development experience and have been involved in the development of more than 50 energy infrastructure projects with an aggregate cost of over $15 billion. They have been directly involved in either the development, construction or operation of nine LNG terminal projects, including our three development projects.
     Our LNG terminal projects, when complete, will provide direct access to major West Coast natural gas demand centers. We intend to negotiate and sign terminal use agreements (TUAs) for all or substantially all of the long-term base capacity of each LNG terminal with highly rated creditworthy counterparties. We expect to provide offloading and regasification services under the TUAs without taking ownership of LNG or natural gas. Each TUA is expected to have a 20-year term and to generate a steady, predictable stream of contracted fee payments with no commodity price risk. In addition, we may periodically sell capacity to third parties or purchase, regasify and sell cargoes of LNG on a spot basis as opportunities arise when the terminals’ firm capacity is not being utilized by our TUA customers, generating additional revenues to supplement those received under the TUAs.
Our Industry
     During the first nine months of 2006, the United States consumed an average of more than 60 billion cubic feet per day (Bcf/d) of natural gas. The U.S. natural gas market has higher transaction volumes, more trading liquidity and more creditworthy counterparties than most other natural gas markets. LNG only accounted for approximately 3% of total U.S. natural gas supply and consumption in 2005. However, declining North American natural gas reserves coupled with steadily increasing demand is creating a constrained supply of natural gas with a projected shortfall of 13 Bcf/d by 2015, according to the Energy Information Administration. The growing imbalance between supply and demand has led to generally higher energy prices, resulting in an increase in the announcement and development of LNG terminal projects in North America to tap the abundant proved gas reserves located in remote locations around the world.
     This imbalance is more pronounced on the West Coast, making it an attractive market into which to sell LNG:
•	The West Coast is a 9.0 Bcf/d natural gas market, representing approximately 15% of U.S. natural gas consumption in 2005. Natural gas trading volumes in the key West Coast gas trading hubs have grown substantially over the past three years and are among the most liquid and heavily-traded gas markets in the United States.

•	The West Coast imports over 80% of its natural gas supply, primarily from Canada, and is located at the end of a network of interstate natural gas pipelines, making the market susceptible to supply disruptions. In addition, the decline of production in Canada’s Western Canadian Sedimentary Basin coupled with the 1.9% annual growth in Canadian consumption, driven by bitumen production and integrated oil sands facilities, is expected to reduce Canadian exports to the United States.

•	Major pipeline projects are in development to connect the U.S. Rockies natural gas production with eastern pipelines including Kinder Morgan’s Rockies Express and CenterPoint’s Mid-Continent Express which together is expected to transport over 3 Bcf/d eastbound and further reduce available West Coast supply.

•	The Asia Pacific and Middle East regions have abundant natural gas reserves, and according to Purvin and Gertz, LNG liquefaction capacity is projected to more than double in these regions, from approximately 14.4 Bcf/d in 2005 to approximately 36.3 Bcf/d in 2015. A significant portion of this incremental capacity is presently not contracted and is available for export to West Coast LNG Terminals.
     The primary functions of LNG terminals are offloading LNG from carriers and providing regasification services to convert LNG back into natural gas suitable for transportation through existing pipelines to end users. There are only five operational LNG terminals in the continental United States, all of which are located on the East or Gulf Coasts of the United States. According to the Federal Energy Regulatory Commission (FERC), five new LNG terminals are currently under construction in North America, but only one of these is on the west coast of North America, located on the Baja Peninsula in Mexico.
     We believe that natural gas suppliers in the Asia Pacific and Middle East regions will have a cost, including a 12% return on capital, to produce, liquefy, ship and deliver regasified LNG through our LNG terminals to West Coast pipeline networks that will be $2.50-$4.70 per million British thermal units (MMBtu). This will enable them to compete favorably with North American domestic supplies of natural gas given current and projected natural gas market prices. On December 5, 2006 the Henry Hub spot rate for natural gas was $7.32/MMBtu, and the average future contracts price on New York Mercantile Exchange (NYMEX) for first quarter 2011 deliveries, when we expect Bradwood to begin operations, was approximately $8.02/MMBtu.
Our Projects
     Our existing LNG terminal project portfolio consists of one project in Oregon/Washington and two projects in Southern California.
•	Our Bradwood project is designed as a land-based LNG terminal in a remote location of Oregon on the Columbia River with deepwater channel access, approximately 30 miles inland from the Pacific Ocean. We have entered into an option agreement which allows us to purchase the property through August 2008. Bradwood is engineered to have an initial sustainable base capacity of 1.0 billion cubic feet per day (Bcf/d), a peak capacity of 1.3 Bcf/d, and a pre-engineered capability to expand the base capacity to 2.0 Bcf/d. Bradwood’s location offers prospective customers, via a connecting pipeline discussed more fully below in “Business —Bradwood,” convenient access to the region’s pipelines serving a 9.0 Bcf/d market across Oregon, Washington, Idaho, Nevada and Northern and Southern California. Bradwood is the only LNG terminal project in the Pacific Northwest to have completed the Federal Energy Regulatory Commission (FERC) prefiling process, and whose formal applications to the FERC have been accepted into the application process under Sections 3 and 7 of the Natural Gas Act for authorization to construct and operate an LNG receiving terminal and pipeline. We are anticipating regulatory approvals by the FERC and remaining state and local authorities in the third quarter of 2007. Based on this permitting timeline, we anticipate the start of terminal construction in the fourth quarter of 2007, and the commencement of commercial operations in the first quarter of 2011.

•	Our Clearwater project has contracted for the use of Platform Grace, an existing oil and gas production platform located in federal waters approximately 13 miles offshore of Oxnard, California, which we intend to convert into an LNG terminal. We have entered into an option agreement which allows us to purchase the property through March 2012. The current owner will terminate oil and gas production activities and permanently abandon production wells prior to our taking possession of the platform. We plan to refurbish and reconfigure the platform for regasification of LNG and to add two floating mooring docks capable of accommodating large LNG carriers. Clearwater is engineered to have a sustainable base capacity of 1.2 Bcf/d and a peak capacity of 1.4 Bcf/d. The platform will be connected by a 13-mile offshore pipeline to the Southern California Gas Co. (SoCalGas) pipeline network and storage infrastructure serving the 4.0 Bcf/d Southern California market. SoCalGas will construct 65 miles of pipeline to connect and to loop the existing system to receive 1.4 Bcf/d on a firm basis. Clearwater signed a collectable work agreement with SoCalGas in 2004 to initiate the engineering design of the pipeline and in August 2006 we entered into a collectable system upgrade agreement with SoCalGas for the design and construction of the required pipeline facilities. Clearwater filed its original Deepwater Port (DWP) license application in February 2004, and, following our purchase of this project in late March 2006, we submitted an amended and restated application in June 2006 as a more comprehensive response to additional data requests with direction from the relevant state and federal regulatory agencies. Based upon new agency reviews, the U.S. Coast Guard and the California State Lands Commission are expected to move forward with engagement of a contractor for the preparation of our draft environmental reports. We are anticipating regulatory approval in the second quarter of 2008, the commencement of construction in the third quarter of 2008, and commencement of commercial operations in the second quarter of 2010.

•	Our Orion project has a target location about 25 miles offshore of Carlsbad, California with direct access to the Los Angeles and San Diego markets. Orion is expected to be designed to include a concrete hull floating storage and regasification unit with a sustainable base capacity of 1.2 Bcf/d, a peak capacity of 1.5 Bcf/d. We intend to pursue the development of Orion in conjunction with the approval process of our Clearwater project.
     Our three LNG terminal projects are designed to have an aggregate sustainable base capacity of 3.4 Bcf/d and expansion capability that could increase our base capacity to 4.4 Bcf/d.
     We expect the proceeds of this offering to fund the equity portion of the construction of our Bradwood LNG terminal project, to fund the continued development of our remaining initial projects, to fund the development of LNG projects in addition to our initial projects that we determine to have strong development potential, to pay the transaction costs related to this offering and to fund working capital for general corporate purposes. We expect construction of our LNG terminals to be funded by project financings supported by TUAs with highly rated creditworthy parties. The aggregate construction cost for our Bradwood and Clearwater projects is projected to be approximately $1.4 billion, excluding interest during construction and financing fees. Through September 30, 2006, we have incurred a total of approximately $20.8 million in development costs for all three of our projects.

Our Company

	NorthernStar Natural Gas Inc.

	Bradwood	Clearwater	Orion

	Columbia River,	13 miles offshore	25 miles offshore
Location:	Bradwood OR	Oxnard CA	Carlsbad CA
	(dollars in millions) (capacity in Bcf/d)
Base capacity	1.0	1.2	1.2
Peak capacity	1.3	1.4	1.5
Expanded base capacity(1)	2.0	—	—
Target market(s)	OR, WA, ID,
	CA, NV	S. CA	S. CA
Market size	9.0	4.0	4.0
Primary permitting authority	FERC	Coast	Coast
		Guard/CSLC	Guard/CSLC
Expected primary permit	Third Quarter 2007	Second Quarter 2008	Not determined
Expected commercial operations	First Quarter 2011	Second Quarter 2010	Not determined
Estimated remaining development cost from October 1, 2006(1)	$18	$20	$24
Estimated construction cost (1) (2)	$600	$800	Not determined

(1)	Excludes development and construction cost of Bradwood base capacity expansion from 1.0 to 2.0 Bcf/d, excluding interest during construction and financing fees, of approximately $230 million.

(2)	Excluding interest during construction and financing fees.
Our Competitive Strengths
     We believe that our competitive strengths include the following:
     Strategic project locations provide Pacific basin suppliers with access to attractive U.S. West Coast markets. We have selected the locations of our LNG terminals because each offers (i) access to attractive markets; (ii) reduced downstream transportation costs for our customers; (iii) the opportunity for cost-effective development and construction, reducing unproductive capital investments; and (iv) reduced development time for permitting and construction.
     Significant barriers to entry based on advanced positioning in regulatory approval processes and natural / existing infrastructure of LNG Terminal sites. We believe that Bradwood and Clearwater, if completed on schedule, will be the first operating LNG terminals in their respective markets. Bradwood is the only LNG project in the Pacific Northwest to have completed the Federal Energy Regulatory Commission (FERC) prefiling process under Section 3 of the Natural Gas Act for authorization to construct and operate an LNG receiving terminal. We believe Bradwood is approximately 6 to 12 months ahead of competing projects in the region reflecting the current stage of its permitting activities. Its deepwater location does not require a costly breakwater or significant dredging. Clearwater utilizes an existing platform and does not require construction of LNG storage facilities, thus we believe that it can have a 24 to 30 months shorter construction period compared to other offshore terminal designs.

     Portfolio of LNG Terminal projects provides economies of scale, market optionality and increased likelihood for success. We believe that our portfolio of LNG terminal projects in Oregon and California will be more attractive to potential TUA capacity holders than single project entities because we can provide our terminal customers with flexibility to deliver LNG supply to multiple receiving points connecting to several major pipelines and West Coast markets. Further, we believe that simultaneously pursuing a portfolio of LNG terminals will provide economies of scale at the development, TUA marketing, financing, construction and operating stages. We believe that we will be able to leverage our knowledge and experience as we develop our projects to expedite the permitting process and to increase the likelihood of success for each successive project.
     Seasoned and incentivized management team with significant project development experience. The members of our senior management team have significant project development experience, having been involved in the development of more than 50 energy infrastructure projects with an aggregate investment of over $15 billion. They have been directly involved in either the development, construction or operation of nine LNG terminal projects worldwide including all three of the existing projects currently being developed by us. Following the completion of this offering, our senior management team will, directly or indirectly, control approximately      % of our outstanding common stock.
Our Strategy
     Our strategy is to become a leading independent LNG terminal developer, owner and operator in our targeted markets. These markets, including the West Coast, are those that we believe offer: (i) attractive margins to potential LNG suppliers; (ii) fewer LNG terminal competitors; (iii) high barriers to entry; and (iv) the potential to allow us to charge competitive rates with attractive margins. We intend to implement this strategy through the following steps:
     Target LNG Terminal Sites with Attractive Margins. We are presently developing LNG terminals on the West Coast to help satisfy the region’s substantial existing and forecasted demand for natural gas with LNG supplies from Asia Pacific, Middle East, and other potential LNG producers. We believe these gas producers view the liquid, heavily-traded, creditworthy U.S. market as an attractive alternative to other Pacific Basin LNG markets. We believe the barriers to entry caused by the significant regulatory, environmental and public-concern hurdles in the West Coast market will limit the number of LNG terminals built in this market. We believe that implementation of our low cost, first-to-market strategy will give us a competitive advantage in securing TUAs with attractive margins and highly rated creditworthy counterparties and in obtaining project financing for construction of our LNG terminals.
     Disciplined Project Development. The successful development and construction of LNG terminal projects requires managing the complex interaction of legal requirements, regulatory processes, technical knowledge, political environments, public policy and construction execution. Members of our senior management team, who have developed more than 50 energy infrastructure projects with an aggregate cost of over $15 billion, have formulated a disciplined project site feasibility and pre-screening process to identify attractive terminal locations, and are adept at identifying significant issues and challenges in completing our LNG terminals that require early resolution. Once a site is selected, our senior management actively manages our project team of seasoned professionals, who are supported by leading engineering, environmental, regulatory and legal firms. Each project team strives to anticipate difficulties, define strategies and analyze the needs of each constituent group and regulatory body so as to design the project to achieve as much collaboration and widespread support as possible. By applying our disciplined project development program, we believe that we will incur lower development and capital costs and more quickly complete our projects. We believe that rapid and responsible development of low-cost LNG terminals will greatly increase our likelihood of success.
     Build Cost-Effective Terminals. Our disciplined project development strategy includes a process for completing LNG terminals whose cost-effectiveness and location should allow us to generate attractive margins from our TUAs. We have sited, and are designing and engineering our LNG terminals to be cost-effective, reducing unproductive capital investments by: (i) locating our projects in close proximity to major interstate gas transmission pipelines, thereby reducing pipeline interconnection and construction costs, (ii) maximizing use of existing infrastructure where possible, such as the existing platform for Clearwater and the existing onshore third-party natural gas storage facilities in Southern California, and (iii) selecting sites that are well-suited for LNG terminal operations such as Bradwood, whose deepwater location does not require a costly breakwater or significant dredging.
     Secure Long-Term Terminal Use Agreements. We intend to negotiate and sign firm capacity 20-year TUAs with highly rated creditworthy LNG suppliers, natural gas marketers, distribution utilities or industrial consumers for all or substantially all of our terminal base capacity. We expect that the terms of our standard TUA will include an initial fee at the time of execution of the TUA, a fixed reservation charge for the monthly throughput capacity, and a variable charge for each million British thermal units (MMBtu) processed through the facility.
Lead Investor
     MatlinPatterson Global Advisers LLC (MatlinPatterson), a global investment firm which manages private equity funds which have raised $3.9 billion, is the lead investor in our company. MatlinPatterson (including its principals) has experience with a variety of companies with involvement in energy and natural gas markets including: KGen Power Management LLC, NRG Energy, Inc., Central Piedra Buena, S.A., Huntsman Corporation, and PT Medco Energi Internasional Tbk. References to MatlinPatterson in this prospectus include, where appropriate, MatlinPatterson Global Opportunities Partners II L.P. and MatlinPatterson Global Opportunities II (Cayman) L.P. and certain subsidiaries through which they have invested in our Company.
Risk Factors
     You should consider carefully the risks discussed under “Risk Factors” beginning on page 10. These risks could materially and adversely impact our business, financial condition, operating results, and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.
How You Can Contact Us
     We are a Delaware corporation. Our principal executive offices are located at First City Tower, 1001 Fannin, Suite 1700, Houston, TX 77002. Our telephone number is (713) 599-4910. Our website address is http://www.northernstar-ng.com. The contents of our website are not incorporated by reference into this prospectus and you should not consider our website part of this prospectus.

The Offering

Issuer	NorthernStar Natural Gas Inc.

Common stock offered	shares (% of common stock to be outstanding after this offering)

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to use approximately $ million to pay transaction fees pertaining to this offering and other expenses. We expect to use approximately $ million for equity financing for the construction of the Bradwood terminal project, the continued development of our proposed LNG terminals, additional project development, and working capital and general corporate purposes and approximately $ million to pay transaction fees pertaining to this offering and other expenses.

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price to cover over-allotments.

Dividend policy	We do not intend to declare or pay any dividends on our common stock in the foreseeable future.

Nasdaq Global Market symbol	NSNG
     Except as otherwise indicated, the number of shares of common stock outstanding after this offering as presented in this prospectus:
•	Excludes 4,100,611 shares of common stock issuable upon exercise of currently outstanding options as of November 15, 2006 with an exercise price of $9.12.

•	Excludes shares of common stock issuable upon conversion of our Senior Convertible Notes due 2013 (convertible notes), which totaled 11,346,552 shares as of November 15, 2006, based upon an estimated conversion price of $9.12 per share, including additional shares which will be issuable upon conversion as we have elected to pay interest on these convertible notes in kind by increasing the principal outstanding thereunder. Additional shares will be issuable upon conversion should we elect to pay future interest due on the convertible notes in kind. See “Description of Senior Convertible Notes” regarding the ultimate determination of the conversion price.

•	Assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data
     The following table presents our selected consolidated historical financial information. The consolidated statement of operations and balance sheet data for the period from inception (May 17, 2005) through December 31, 2005, and as of December 31, 2005 are derived from our audited consolidated financial statements and related notes included in this prospectus. The consolidated statement of operations and balance sheet data for the nine months ended September 30, 2006 are derived from our unaudited consolidated financial statements included in this prospectus. The consolidated statement of operations from the date of our inception through September 30, 2006 is derived from our audited and unaudited consolidated financial statements included in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. As we are a recently formed development stage company with no operating revenues, our historical results for any annual or interim period are not necessarily indicative of results to be expected for a full year or for any future period as development activities, and related costs have varied in the past and are anticipated to continue to vary in the future. The net loss per share information is computed using the weighted average number of units/common shares outstanding during the related period.
     You should read this information together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

			Cumulative Period
			from Inception (May
	Inception		17, 2005)
	(May 17, 2005)	Nine Months Ended	through September
	through	September 30, 2006	30, 2006
	December 31, 2005	(Unaudited)(3)	(Unaudited)(3)
Statement of Operations Data:
Revenue	$—	$—	$—
Costs and expenses:
Project prospecting	—	179,846	179,846
Project development	7,712,256	13,107,813	20,820,069
Corporate general and administrative costs	887,288	27,315,410	28,202,698

Loss from operations	(8,599,544)	(40,603,069)	(49,202,613)

Net other income/(expense)	23,123	(2,231,705)	(2,208,582)

Net loss	$(8,576,421)	$(42,834,774)	$(51,411,195)

Weighted average units/shares outstanding basic and diluted (1) (2)	130	27,356,833	27,330,969

Basic and diluted net loss per share	$(65,972.47)	$(1.57)	$(1.88)

Balance Sheet Data:
Cash and cash equivalents(4)	$1,382,873	$82,358,255
Working capital(4)	310,593	77,884,362
Deferred financing costs(4)	—	6,624,940
Total assets(4)	2,259,670	91,605,118
Debt and advances payable, including current portion(4)	—	110,868,898
Members’/Stockholders’ equity (deficit)	83,406	(25,584,335)

(1)	Amount does not include 4,100,611 shares of common stock issuable as of November 15, 2006, upon the exercise of outstanding options exercisable at $9.12 per share or 11,346,552 shares issuable, as of November 15, 2006, upon conversion of convertible notes based on an estimated conversion price of $9.12 per share. Additional shares will be issuable upon conversion should we elect to pay future interest due on the convertible notes in kind. See “Description of Senior Convertible Notes” regarding the ultimate determination of the conversion price.

(2)	As of December 31, 2005 the Company had units outstanding as a limited liability company and was not subject to federal income tax. Amounts at September 30, 2006 reflect our reorganization into a corporation on May 16, 2006 and the contemporaneous conversion of the units into common shares, by issuing 210,000 shares for each unit exchanged.

(3)	Our financial results for the nine months ended September 30, 2006 reflect a net loss of $42.8 million, or $1.57 per share (basic and diluted). The major factors contributing to our loss per share at September 30, 2006 were $13.1 million in development costs for our projects, $13.9 million in consulting fees relating to the acquisition of the project companies, and $13.4 million in other general and administrative expenses.

(4)	As of September 30, 2006, we had cash of $82.3 million, working capital of $77.9 million, unamortized deferred financing costs of $6.6 million, total assets of $91.6 million, and debt and advances of $110.8 million provided primarily by or directly related to the issuance of our convertible notes.

RISK FACTORS
     An investment in our common stock involves risk. You should carefully consider the risk factors set forth below as well as the other information included in this prospectus before buying shares of our common stock. Any of these risks may have a material adverse effect on our business, financial condition, results of operation and cash flow, and may cause the trading price of our common stock to decline. In that case, you may lose all or part of your investment. The risks described below are not the only ones faced by us. Additional unknown risks or those we currently deem immaterial may also impair our business operations.
Risk Factors Related to Us as a Recently Formed Development Stage Company Engaged in Project Development
We are a recently formed development stage company engaged in project development with limited operating history. If we are unable to successfully construct and commence operations of our LNG terminals, our business will be materially and adversely affected and you could lose all or a significant portion of your investment.
     We are a recently formed company engaged in project development with limited operating history. Although we have begun preliminary engineering work on each of our three liquefied natural gas (LNG) terminal projects, we have not received any of the permits or approvals necessary to start the construction of any of our planned LNG terminals. We are subject to significant business, economic, regulatory and competitive uncertainties as well as the risks associated with any new business, including the risk that we may not be able to develop, build or operate any of our planned LNG terminals. If we do not successfully manage the development of our business or if we experience delays in the implementation or completion of our business plan, our business could be materially and adversely affected and you could lose all or a significant portion of your investment.
We currently have no operating revenues and negative cash flow, and we may not be able to achieve profitability and generate positive cash flow in the future.
     We currently have no operating revenues. During 2005, we incurred combined net losses of $8.6 million and in the nine months ended September 30, 2006, we incurred net losses of $42.8 million. We will continue to incur losses and experience negative operating cash flow during the next several years through the development and construction stages of the LNG terminal projects. We do not anticipate that we will generate revenues until at least one of our planned LNG terminals is completed, which we do not expect to occur until 2010 or later. In addition, following the completion of our LNG terminals, we may continue to incur losses on our in-development projects which reduce or exceed any profits generated by these operating projects.
     In addition, we will continue to incur significant capital and operating expenditures while we develop our planned LNG terminals. We do not anticipate that the advances we expect to receive from customers for sales of regasification capacity at our planned LNG terminals will generate sufficient funds to cover these expenditures. We expect to continue to have operating losses and negative cash flow on a quarterly and annual basis over the next several years. Any delays in the permitting and construction process could increase the level of our operating losses and extend the period for which we will have operating losses and negative cash flow. Our ability to generate positive operating cash flow and achieve profitability is dependent on our ability to successfully complete our LNG terminal projects. If we do not generate positive operating cash flow, you could lose all or a significant portion of your investment. Further, capital and operating expenditures are not the only factors that may contribute to our net losses. For example, the interest expense on our convertible notes of up to $7.0 million annually will contribute to our net losses. As a result, even if we experience positive operating revenues and cash flow in the future, we may continue to incur net losses.
The proceeds from this offering may not be sufficient to finish development of any of our LNG terminal projects.
     We currently estimate that the remaining development cost as of September 30, 2006 for our three LNG terminal projects will be approximately $62 million, and expect that certain of these costs will be funded by the proceeds of this offering. However, we cannot assure you that our development costs will not exceed the amount raised from this offering due to unforeseen circumstances and delays in the permitting process. We will continue to incur significant expenditures as long as we are developing our planned LNG terminals. In the event we cannot complete development of an LNG terminal project, we will not be able to begin construction and may not be able to obtain further development financing or construction financing to complete the project. In such event our business would be materially and adversely affected and you could lose all or a significant portion of your investment.
The proceeds from this offering are not sufficient to construct any of our proposed LNG terminals. We must obtain separate and additional financing in order to construct our planned LNG terminals.
     We currently estimate that the aggregate cost of completing our Bradwood and Clearwater LNG terminals will be approximately $1.4 billion, excluding interest during construction and financing fees and the cost of our Orion LNG terminal has not yet been determined. In the event third parties do not finance and construct certain pipelines connecting our LNG terminals to gas distribution pipeline systems, we may need to expend materially greater amounts to complete such pipelines. To fund construction, we will have to obtain additional debt financing, and, if insufficient, additional equity financing by us and/or at our project subsidiary level. Our ability to obtain financing will depend, in part, on factors beyond our control, such as capital market and industry conditions at the time financing is sought. We cannot assure you that we will be able to obtain the additional financing.
     The terms of our outstanding convertible notes provide for additional shares to be issued upon conversion if we sell shares of our common stock at a price that is less than the average trading price of our common stock over the 10-day period prior to any such sale, which might further limit our access to the capital markets.
     In addition, our ability to obtain certain types of financing may depend on our ability to obtain other types of financing. For example, project level debt financing is often contingent upon a significant equity capital contribution from the project developer. As a result, even if we are able to identify potential project level lenders, we may still have to raise additional capital for us to fund the required equity capital contribution. Any project level debt financing will also typically be conditioned upon our prior receipt of commitments for at least a portion of projected LNG terminal regasification capacity under long-term terminal use agreements (TUAs), and our ability to fund the projects will likely be subject to the achievement of additional milestones in our project financing. If we fail to obtain financing at any point in the construction process, our business would be materially and adversely affected and you could lose all or a significant portion of your investment.
Even if we are able to obtain financing for the construction of our planned LNG terminals, the terms of the financing may adversely affect our ability to operate our business.
     In order to obtain further financing, we may have to accept terms that are disadvantageous to us or that may have an adverse impact on our current or future business, operations or financial condition. These terms may have the following results, among others:
•	borrowings or debt issuances by us or at the project level would result in increased interest expense and add to our need for cash to service such debt and may subject us or the project entity to certain restrictive covenants, including covenants restricting our or the project entity’s ability to raise additional capital or our ability or the ability of our project subsidiaries to make distributions, and may require us to pledge our interest in the project subsidiaries which could result in the loss of our equity interest in an LNG terminal;

•	sales of equity interests in our project subsidiaries would reduce our interest in future revenues once the LNG terminals commence operations; and

•	the prepayment of terminal use fees by, or business development loans from, prospective customers would reduce future revenues once the LNG terminals commence operations.
Risks Related to the Development and Construction of LNG Terminals
Failure to obtain the necessary approvals and permits from governmental and regulatory agencies could prevent us from constructing or operating one or more of our LNG terminals.
     The design, construction and operation of LNG terminals and interconnecting pipelines and the transportation of LNG and natural gas are all highly regulated activities. The approval of the Federal Energy Regulatory Commission (FERC) under Section 3 of the Natural Gas Act of 1938, or the NGA, as well as numerous other material governmental and regulatory approvals and permits are required in order to license, site, construct and operate our proposed LNG terminals. The Coast Guard has responsibility under the Deepwater Port Act of 1974, as amended (DWPA), for approval of any offshore LNG terminals in federal waters. The DWPA approval requires that the Secretary of Transportation seek the de facto approval of the governor of the adjacent coastal state, California, prior to the licensing of a deepwater port. The governor of California must approve or deny the DWPA license within 45 days of the last Federal DWPA hearing. If the governor does not act within 45 days, approval will be presumed. In addition, a FERC certificate of public convenience and necessity under Section 7 of the NGA, as well as numerous other material governmental and regulatory approvals and permits, are required to construct, own, and operate interstate pipelines connecting with an LNG terminal. Although we have formally filed for the FERC authorization for Bradwood and filed the DWP license for Clearwater, we have not yet obtained the required permits to construct and operate our proposed LNG terminals. We cannot assure you of the outcome of the review and approval process and we cannot assure you that a filing will ever be made with regard to Orion. If we are unable to obtain the necessary approvals and permits, our business would be materially and adversely affected and you could lose all or a significant portion of your investment. In addition, if we are unable to obtain the necessary approvals and permits for our initial LNG terminal projects, we may use the proceeds from this offering to fund the development of other projects, which may not yield results equivalent to those expected of such LNG terminal projects and you could lose all or a significant portion of your investment.
Existing and future governmental regulation, taxation and price controls could seriously harm our business.
     Our LNG terminal projects will be subject to extensive federal, state and local laws and regulations that regulate the release of materials into the environment or otherwise relate to the protection of the environment. These laws and regulations may restrict or prohibit the types, quantities and concentration of substances that can be released into the environment and impose substantial liabilities on us for pollution or releases of hazardous substances. Failure to comply with these rules and regulations may result in substantial penalties and harm our business. Present and future legislation and regulations could cause additional expenditures, restrictions and delay the commencement of our operations, to an extent which we cannot predict and which may require us to substantially limit, delay or cease construction or operations in some circumstances. The imposition of price controls on energy products could limit our markets or adversely affect our ability to complete our projects.
     Federal laws such as the Comprehensive Environmental Response, Compensation and Liability Act; the Clean Air Act; the Clean Water Act; and the Coastal Zone Management Act and analogous state laws have regularly imposed increasingly strict requirements for water and air pollution control, hazardous and solid waste management and financial responsibility and remedial response obligations. Existing environmental laws and regulations may be revised or new laws and regulations may be adopted or become applicable to us. Revised or additional laws and regulations could result in increased compliance costs or impose additional operating restrictions on us. The cost of complying with existing and future environmental legislation could adversely affect our business and you could lose all or a significant portion of your investment.
The completion of one or more of our LNG terminals is subject to a number of risks, which could prevent construction at all or could cause cost overruns and delays in the completion of construction.
     Key factors that may affect the timing of, and our ability to complete, our LNG terminals include:
•	the issuance of necessary permits, licenses and approvals from the FERC, the Coast Guard and other governmental agencies as are required to construct and operate the facilities;

•	the terms and availability of sufficient debt financing and equity financing, both on our part and at the project level, for development and construction of our LNG terminal projects;

•	our ability to enter into a satisfactory agreement with an engineering, procurement and construction (EPC) contractor for each facility and to maintain good relationships with these contractors, and the ability of these EPC contractors to perform their obligations satisfactorily under EPC agreements and to maintain their creditworthiness;

•	site development difficulties, including change orders, cost overruns, construction delays and changes in the price of construction materials or labor;

•	unanticipated changes in international and domestic market demand for natural gas or the supply of LNG, which will depend, in part, on supplies of, and prices for, alternative energy sources;

•	competition with other domestic and international LNG terminals;

•	commercial arrangements for pipelines and related equipment to transport natural gas from each LNG terminal;

•	local and general economic conditions;

•	catastrophes, such as accidents, fires, and product spills, as well as acts of terror or sabotage;

•	resistance and challenges in the local community and governmental agencies, including through litigation and regulatory challenges, to the development and construction of LNG terminals;

•	labor disputes; and

•	weather conditions.
     Delays in the commencement of construction of any of our LNG terminals beyond the estimated development period could also increase the cost of completion beyond the amounts currently estimated in our capital budget, which could require us to obtain additional sources of financing to fund our operations until our LNG terminals are completed, which could cause further delays and impact the competitive position of our LNG terminal projects. Any delay in the completion of any of our LNG terminals would also cause a delay in the receipt of revenues projected from operation of the LNG terminals. Thus, any significant construction delay, whatever the cause, could adversely affect our ability to complete construction of our LNG terminals in a timely manner, or at all, which would materially and adversely affect our business and you could lose all or a significant portion of your investment.
     If sufficient LNG liquefaction capacity is not constructed, we may not be able to secure TUAs for one or more of our LNG terminals.
     There is currently a shortage of LNG liquefaction capacity globally. While there are numerous LNG liquefaction facilities currently being constructed in the Asia Pacific and Middle East regions to bring natural gas to market, commercial development of an LNG liquefaction facility can take anywhere from three to 10 years and requires a substantial capital investment. If sufficient LNG liquefaction capacity is not constructed, we may not be able to secure adequate TUAs for one or more of our LNG terminals, which would materially and adversely affect our business and you could lose all or a significant portion of your investment.
     Failure of imported LNG to become a competitive source of energy in the United States could have a detrimental effect on our ability to implement and complete our business plan.
     In the United States, imported LNG has not been a major energy source. Historically, LNG, as an energy source, competes directly with natural gas and through the use of improved exploration technologies, additional sources of natural gas may be discovered in North America, which would increase the available supply of natural gas at potentially lower costs than importing LNG. In addition to natural gas, LNG also competes with other sources of energy, including liquid petroleum gases such as propane and butane, coal and coal-derived synthetic gas, oil and refined oil products, nuclear, hydroelectric, wind, biomass, and solar energy.
     As a result, LNG may cease to be a competitive source of energy in the United States which could prevent or limit our ability to secure TUAs. The failure of LNG to continue as a competitive supply alternative to domestic natural gas, oil and other energy sources would materially and adversely affect our business and you could lose all or a significant portion of your investment.

We are impacted by fluctuations in energy prices or the supply of LNG that could be particularly harmful to the development of our LNG terminal business because of our early stage of development.
     If the delivery cost of LNG is higher than the delivery cost of domestically produced natural gas or natural gas derived from other sources, until such time as we enter into TUAs on commercially favorable terms, our ability to attract customers to purchase our capacity may be negatively impacted. In addition, in the event the supply of LNG is limited or restricted for any reason, our ability to profitably operate an LNG terminal could be materially impacted. Revenues generated by an LNG terminal depend on the volume of LNG processed and the price of the natural gas produced, both of which can be affected by the price of natural gas and natural gas liquids. In particular, our ability to obtain financing in the amounts we require and on commercially favorable terms may be compromised because fluctuations in energy or LNG prices may cause uncertainty in the market and cause lenders and other sources of funding to become wary of lending to or investing in our industry. In addition, extreme gas price volatility may discourage interim commitments.
We face competition in developing LNG terminals from competitors with far greater resources.
     Many other companies are or are considering building LNG terminals, including major oil and gas companies such as ExxonMobil Corporation, ConocoPhillips, Royal Dutch/Shell Group and Chevron Corporation. Other energy companies such as Cheniere Energy, Inc., Sempra Energy, Suez LNG North America, McMoRan Exploration Co., AES Corporation, Excelerate Energy, LLC, BHP Billiton Limited and Woodside Energy Inc. and other public and private companies have also proposed LNG receiving facilities in North America, both onshore and offshore. Most of our competitors have longer operating histories, greater name recognition, larger staff, and substantially greater financial, technical and marketing resources than we do. The superior resources that these competitors have to deploy increases the likelihood that they will successfully develop LNG terminals and could allow them to complete their LNG terminals before we complete our LNG terminals. Among other things, our competitors may not have to rely on external financing to the same extent we do, if at all. The existence and timing of competing LNG terminal development projects may make our ability to obtain financing for construction more difficult or more expensive. Because only a limited number of LNG terminals are likely to be constructed in the United States and on the West Coast in particular, if our competition is successful in developing and building their LNG terminals before we develop and build our LNG terminals, it would materially and adversely affect our business and you could lose all or a significant portion of your investment.
We may not be able to enter into enough long-term TUAs or obtain enough customers to implement and complete our business plan.
     Our ability to obtain project level financing for each LNG terminal is likely to be contingent on our ability to enter into long-term TUAs covering a significant portion of our regasification capacity in advance of the commencement of construction. We expect to securitize or pledge revenues to be generated under the TUAs to obtain financing for our construction costs. We have not yet entered into any TUAs. We may not be able to attract customers or enter into TUAs because we are a recently formed development stage company with no operating history in the LNG terminal business. In order to succeed, we must convince potential customers, among other things, that the LNG terminals that we are developing will obtain and maintain required government approvals and that we will be able to secure adequate financing for their construction and to construct them successfully and on a timely basis. If these efforts are not successful, we may not be able to secure long-term TUAs or financing for our LNG terminals and our business would materially and adversely affected and you could lose all or a significant portion of your investment.
Potential for overcapacity in the LNG terminal market and other factors could adversely impact our ability to enter into long-term TUAs and our ability to successfully operate our business.
     Industry analysts have predicted that if all of the proposed LNG terminals in North America that have been announced by developers were actually built, there would likely be substantial excess capacity for such LNG terminals in the future. Accordingly, there is a substantial risk that some projects may never be completed. Any perception in the marketplace that we may be unable to complete our proposed LNG terminals could have a material adverse effect on our ability to obtain construction financing and on the market price of our shares.
     If the number of LNG terminals built outstrips demand for natural gas from those LNG terminals, the excess capacity likely will prevent later market entrants from entering into long-term TUAs with highly rated creditworthy customers and lead to a decrease in the prices that LNG terminals will be able to obtain for uncommitted amounts of regasification services. Because we anticipate that we will have significant debt service obligations, if we are unable to enter into long-term TUAs with highly rated creditworthy customers, any such price decreases would impact us more severely than competitors that have greater financial resources. Accordingly, potential overcapacity in the LNG terminal marketplace could have a material adverse effect on our ability to enter into long-term TUAs with highly rated creditworthy customers and would materially and adversely affect our business and you could lose all or a significant portion of your investment.
The construction of our proposed LNG terminals will be dependent on performance by, and our relationship with, the EPC contractor that we engage at each facility.
     We plan to enter into turnkey contracts with one or more major EPC contractors for the construction of our proposed LNG terminals. The success of our LNG terminal projects is highly dependent on our ability to enter into acceptable contracts with reputable EPC contractors and for these contractors to perform their obligations under the contracts, including completing the projects on a timely basis. Nevertheless, we may not be able to enter into acceptable EPC contracts for the construction of our proposed LNG terminals. As a result, we may encounter unexpected delays or problems in connection with the construction of any of our proposed LNG terminals. Moreover, any EPC contract could be terminated under certain circumstances prior to completion of construction. If our relationship with any initial EPC contractor were to fail, we would be forced to engage a substitute contractor, which would likely result in increased construction costs and a delay in construction of our LNG terminals, which would materially and adversely affect our business and you could lose all or a significant portion of your investment.
The cost of constructing our proposed LNG terminals will be dependent on several factors, including change orders, cost overruns and commodity prices. As a result, if completed, the actual construction cost of these facilities may be significantly higher than our current estimates, excluding interest during construction and financing fees.
     Although certain of our senior management have experience developing and constructing LNG terminals, we have no prior experience in constructing LNG terminals. Prior to 2005, no LNG terminal had been constructed in the continental United States in over 25 years. If we are able to commence construction on our projects, we may decide or be forced to submit change orders to our EPC contractor that could result in a longer construction period and higher construction costs and greater financing costs. Similarly, we may encounter significant cost overruns during some phases of the construction process. In addition, under any agreement with an EPC contractor, we may retain the commodity price risk for construction materials. As a result, any significant change orders, cost overruns or increases in the price of construction materials and labor would materially and adversely affect our business and you could lose all or a significant portion of your investment.
We may not be able to hire or maintain the staff or contractors necessary to construct or operate our LNG terminals, which may have a material adverse effect on our ability to implement our business plan and our ability to generate revenues and profits.
     As of November 15, 2006, we had 23 employees and many contractors who are primarily focused on the development of our proposed LNG terminals. Once we begin construction, we will need to hire onsite employees to manage the construction of each facility and EPC contractors and other contractors to construct the LNG terminals. Later, once we commence operations, we will need to hire a full staff to operate each completed facility. Only our senior management has experience in the construction or operation of LNG terminals, and, as a result, we will be forced to rely significantly on the employees we hire to perform these functions. We currently estimate that 35 to 40 employees will be required to operate each LNG terminal. As our operations expand, we will also have to expand our administrative staff. If we are unable to locate or attract as employees individuals who can carry out these construction and operations roles, our business could be materially and adversely affected.
We may invest in additional LNG terminal projects and/or change our operating and investment strategy and make other LNG-related investments, including upstream and downstream opportunities, which may entail greater risk.
     We may consider acquisitions of additional LNG terminal projects. We cannot assure you that we will be able to identify, acquire, continue to develop, or profitably manage additional LNG terminal projects or that we will be able to successfully integrate any acquired LNG terminal projects without substantial costs, delays, or other operational or financial problems. Acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management’s attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities. If we experience any regulatory problems or negative publicity with regard to any LNG terminal project, it could have a generally adverse effect on our reputation and harm our local, regional, or national development initiatives. In addition, we cannot assure you that any acquired projects will be completed or produce any revenues or earnings.
     We may finance future acquisitions, if any, by using shares of our common stock for a substantial portion of the consideration to be paid. If potential acquisition candidates are unwilling to accept common stock as part of the consideration for the sale of their businesses, we may be required to pay cash, if available, in order to complete any acquisitions. If we do not have sufficient cash resources to make acquisitions, we may miss important corporate opportunities, experience dilution, or otherwise be unable to execute our business strategy. Acquisitions using our common stock will dilute the interests of all stockholders, and if the effective value of our common stock declines due to dilution, your investment could be materially adversely affected.
     We may also change our operating and investment strategy at any time without your consent, which could result in our acquiring or investing in projects that are different from, and possibly riskier than, the LNG terminal projects described in this prospectus, such as natural gas pipelines and storage, marketing and trading, LNG shipping, oil and gas exploration, development and transportation, securing foreign LNG supply arrangements and developing foreign natural gas reserves that could be converted to LNG. We may not be successful in any future acquisitions of LNG terminal projects or in pursuing any downstream or upstream LNG opportunities and, even if successful, we could be exposed to greater and unanticipated risks. Any changes to our operating and investment strategy could cause us to become a substantially different company, which could adversely affect our business and financial condition.
     If we begin conducting development, construction or operations of LNG terminals outside of the United States due to any potential foreign acquisition or other opportunity our financial condition and results of operations may be materially adversely affected by economic, political and governmental conditions in the countries where we engage in business. Any disruptions caused by these factors could harm our business, including the risks of war, expropriation or nationalization of assets, renegotiation or nullification of existing contracts, changing laws and policies affecting trade, taxation and investment, fluctuating currency values and exchange rates and overlap of tax structures.
Risks Related to Operating Our Business
We depend on key personnel, and the loss of any of these individuals could have a material adverse effect on our business and operations.
     Several of our executive officers, including Mr. Garrett, our Chief Executive Officer, Mr. Soanes, our President, and Mr. Glessner, our Vice President, Engineering and Construction, have been involved in the development of our LNG terminals prior to our founding and are familiar with the development plans and issues. In addition, these individuals have extensive project development experience in the energy sector, including with respect to LNG terminals. The loss of services of one or more of these individuals could prevent or delay the development of our LNG terminals and could have a material adverse effect on the success of our business.
Certain of our executive officers have the right to pursue other business interests which may adversely affect our ability to achieve our strategic plan.
     Mr. Garrett, Mr. Soanes and Mr. Phillips may only hold an ownership interest in, hold an executive officer position with, have defined services with respect to and sit on the board of, one or more biodiesel businesses without violation of their respective employment agreements if (1) such activities do not materially interfere with the performance of duties under their employment agreements and (2) such business or businesses do not enter into any line of business that competes with the business of the Company or its affiliates. Nevertheless, these other business interests may demand their attention and reduce the amount of time they have available to devote to our business, which may adversely affect our ability to implement our business plan successfully.
We expect to enter into TUAs that will be subject to termination by our capacity holders under certain circumstances, and we expect to be generally dependent on the performance of those counterparties under the TUAs.
     We expect to enter into long-term TUAs under which payments received from our capacity holders will be our principal source of operating income. Each TUA will contain various termination rights. For example, these rights may include the right to terminate a TUA during the construction period of a proposed LNG terminal for any reasonable determination that “substantial completion” of the terminal will not occur prior to a future date or if we fail to reach certain milestones. It may not be possible to replace a TUA on desirable terms, or at all, if a TUA is terminated. In addition, we may be dependent on our capacity holders’ creditworthiness and their continued ability and willingness to perform their obligations under our TUAs and may be subject to a concentration of credit risk due to the minimal number of counterparties. If any of our capacity holders were to fail to perform under its respective TUA, our revenues could be materially adversely affected, even if we were to be ultimately successful in seeking damages from that counterparty for a breach of the TUA. In addition, termination of a TUA and failure to obtain a replacement TUA may constitute an event of default on our indebtedness, which could lead to foreclosure upon our facilities which would materially and adversely affect our business and you could lose all or a significant portion of your investment.
The inability of potential LNG customers to import LNG into the United States due to, among other things, governmental regulation, potential instability in countries that supply natural gas or other circumstances beyond our control could adversely affect our business and you could lose all or a significant portion of your investment.
     Upon completion of our LNG terminals, our business will be dependent upon the ability of our customers to import LNG into the United States. Political instability in foreign countries that supply LNG, or strained relations between those countries and the United States, may impede the ability of LNG suppliers in those countries to export LNG to the United States. These foreign suppliers may also be able to negotiate more favorable prices with other LNG customers around the world than with customers in the United States, thereby reducing the supply of LNG available to be imported into the U.S. market. In addition, the lack of sufficient LNG carriers available to deliver the forecasted amount of LNG would impede our customers’ ability to import LNG into the United States.
     Furthermore, our customers may be able to suspend, terminate, or otherwise not perform obligations under their contracts upon the occurrence of events of force majeure, including but not limited to strikes and other industrial or labor disturbances, terrorism, restraints of government, civil disturbances, accidents or breakages of machinery, failure of suppliers, interruptions or delays in transportation, or any natural disaster, all being circumstances out of our control.
     Any significant impediment to our customers’ ability to import LNG into the United States or their ability to suspend, terminate or otherwise not perform their obligations under their contracts could adversely affect our business and you could lose all or a significant portion of your investment.
Volatility in the demand for LNG regasification capacity may result in reduced operating revenues.
     If we do not contract for all of our base capacity through long-term TUAs, we will be forced to sell our capacity on the spot market. Spot market sales are subject to cyclical swings in prices, which could adversely affect our results of operations and the value of your investment.
     Any resulting increases and decreases in the available supply of natural gas and volatility in the demand for LNG receiving capacity could adversely affect our business and you could lose all or a significant portion of your investment.
LNG terminals are subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities for us.
     The construction and operation of our proposed LNG terminals will be subject to the inherent risks normally associated with these types of operations, including accidents, pollution, adverse weather conditions and other hazards, each of which could result in damage to or destruction of our facilities or damage to persons and property for which we could be liable. In addition, our operations face possible risks associated with acts of aggression on our assets and the assets of third parties on which our operations are dependent.
     In accordance with customary industry practices, we intend to maintain insurance against some, but not all, of these risks and losses. We may not be able to maintain adequate insurance in the future at rates that we consider commercially reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our business and operations and, in the event of a partial or total loss, our ability to repair or replace the damaged assets.

The impact of natural disasters such as earthquakes, volcanic eruptions, tsunamis, hurricanes and floods could have a material adverse effect on our business and operations.
     The construction and operation of our proposed LNG terminals on the West Coast could be materially adversely affected by earthquakes, volcanic eruptions, tsunamis, hurricanes, floods, and other similar natural catastrophes.
Terrorist attacks or sustained military campaigns may adversely impact our business.
     The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many long-lasting economic and political uncertainties, some of which may materially adversely impact our business. The continued threat of terrorism and the impact of military and other action will likely lead to continued volatility in prices for natural gas and could affect the markets for the operations of LNG customers on which we will be dependent. Furthermore, the U.S. government has issued public warnings indicating that pipelines and other energy assets might be specific targets of terrorist organizations. The continuation of these developments may subject our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business, operations, financial condition, and the value of your investment.
     In addition, LNG and oil facilities, shipyards, carriers, pipelines, and oil and gas fields and virtually all other energy-related facilities could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life or other property damage, increased operational costs, including insurance costs, and the inability to operate our LNG terminals. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG could reduce payments under our TUAs or entitle our customers to terminate our TUAs, which could materially and adversely affect our business and you could lose all or a significant portion of your investment.
Our bylaws do not prevent our directors from pursuing or acquiring corporate opportunities that may be in competition with us and as a result may adversely affect our financial condition and results of operations.
     Our bylaws provide that if one of our directors that is a member, manager, principal, employee, or other representative or nominee of a large financial institution or investment fund, or any affiliate thereof, who is a holder of our common stock, acquires knowledge of an investment opportunity, such director will be deemed not to have violated its fiduciary duty to us and our stockholders and such director will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that the director (or the related financial institution or investment fund) pursues or acquires the opportunity for itself or directs the opportunity to another person or does not communicate information regarding the opportunity to us.
     As a result, certain of our directors may pursue corporate opportunities directly competitive with our business, rather than presenting corporate opportunities to us, which may materially and adversely affect our financial condition and results of operations.
We may be required to repurchase all or a portion of our convertible notes in cash on May 17, 2009.
     The holders of our convertible notes may require us to repurchase all or any portion of the convertible notes on May 17, 2009 in cash at a price equal to the conversion amount applicable to the principal amount being redeemed plus interest accrued but not paid. Based on the amount of convertible notes outstanding as of November 15, 2006, if we were to be required to redeem all of the convertible notes we would be required to make cash payments to convertible note holders in an aggregate amount of up to $103.5 million plus interest accrued through May 17, 2009, unless all or a portion of the convertible notes are converted by the holders or redeemed by us prior to such date. In addition, if we choose to pay interest on the convertible notes in kind with additional convertible notes, our cash requirements if we are required to repurchase the convertible notes will increase. If we do not have sufficient cash to meet our repurchase obligations under the convertible notes we may suffer material harm to our ability to operate our business or be required to obtain financing on less favorable terms than would otherwise be available to us.
Risks Related to Our Common Stock
Our stock price may decline due to sales of shares by our other stockholders.
     Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. All shares sold in this offering are freely transferable without restriction or further registration under the Securities Act, subject to restrictions that may be applicable to our affiliates, as that term is defined under Rule 144 under the Securities Act. In addition, our convertible notes are convertible into 11,346,552 shares of our common stock based on our estimated conversion price of $9.12 per share. In addition, substantially all of the shares held by our existing stockholders are subject to registration rights, and we believe these rights will be exercised. A significant number of these shares may be sold, which may decrease the price of shares of our common stock.
     In connection with this offering, we and our executive officers, directors, substantially all our stockholders, and all the holders of our convertible notes entered into 180-day lock-up agreements. These lock-up agreements prohibit us and our executive officers, directors, and such stockholders and holders of our convertible notes from selling or otherwise disposing of shares of our common stock, except in limited circumstances. The terms of the lock-up agreements can be waived, at any time, by the underwriters at their discretion, without prior notice or pronouncement, to allow us or our executive officers, directors, stockholders, and holders of our convertible notes to sell shares of our common stock. If the terms of the lock-up agreements are waived, shares of our common stock will be available for sale in the public market sooner, which could reduce the price of our common stock.
The public market for LNG focused companies may be very volatile.
     The future market price for our shares may be very volatile. This price volatility may make it more difficult for you to sell your shares when you want at prices you find attractive. The stock market in general has experienced extreme price and volume fluctuations that often are unrelated or disproportionate to the performance of the company. Broad market factors and the investing public’s negative perception of our business may reduce our stock price, regardless of our performance. Market fluctuations and volatility, as well as general economic, market, and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for you to sell our common stock for a positive return on your investment.
     Some of the factors in addition to the risks described above that could negatively affect the price of our common stock include:
•	actual or anticipated variations in our quarterly operating results as well as the operating results of similar companies;

•	delays or anticipated delays in development or construction of our proposed LNG terminals;

•	changes in our earnings estimates or publication of research reports about us or the LNG industry;

•	changes in financial estimates by us, by investors or by any financial analysts who might cover our stock;

•	our ability to meet the performance expectations of financial analysts or investors;

•	the failure of securities analysts to cover our common stock after this offering;

•	the activities of competitors;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we or our subsidiaries incur in the future, or defaults or other non-performance on the terms of any indebtedness;

•	future sales by us of our common stock, debt securities or other securities;

•	additions or departures of our key personnel;

•	actions by institutional holders;

•	speculation in the press or investment community;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	changes in accounting principles;

•	general market and economic conditions, including factors unrelated to our performance; and

•	the other factors described elsewhere in these “Risk Factors.”
     As a result of these factors, you may not be able to sell your shares at or above the initial offering price. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.
If we fail to meet continued listing standards of Nasdaq, our common stock may be delisted which would have a material adverse effect on the price of our common stock.
     In order for our securities to be eligible for continued listing on Nasdaq, we must remain in compliance with certain listing standards. Among other things, these standards require that we remain current in our filings with the SEC and comply with certain provisions of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act). If we were to become noncompliant with Nasdaq’s continued listing requirements, our common stock may be delisted which would have a material adverse affect on the price of our common stock.
If we are delisted, our common stock may become subject to the “penny stock” rules of the Securities and Exchange Commission, which would make transactions in our common stock cumbersome and may reduce the value of an investment in our stock.
     The Securities and Exchange Commission (SEC) has adopted Rule 3a51-1 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that is not listed on a national securities exchange or registered national securities association’s automated quotation system and has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 require:
•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
     In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:
•	obtain financial information and investment experience and objectives of the person; and

•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.
     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form:
•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.
     Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

If securities analysts downgrade our common stock or cease coverage of us, the price of our common stock could decline.
     The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, there are other well-established, publicly traded companies active in our industry, which may mean that it is less likely that we will receive widespread analyst coverage. If one or more of the analysts who do cover us downgrade our common stock, our common stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our common stock price to decline.
Certain provisions of our charter documents and agreements, as well as Delaware law, could discourage, delay or prevent a merger or acquisition at a premium price and upon a change of control, we may be required to redeem some or all of our convertible notes.
     Our amended and restated certificate of incorporation and bylaws will contain provisions that:
•	permit us to issue, without any further vote or action by our stockholders, shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series; and

•	limit our stockholders’ ability to call special meetings.
     The foregoing provisions may impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders.
     In addition, our convertible notes provide that, upon a change of control, holders may require us to redeem all or a portion of their convertible notes at a price either 110% of the conversion amount applicable to the principal amount being redeemed, in the case of a mandatory change of control redemption, or 100% of the conversion amount applicable to the principal amount being redeemed, in the case of an optional change of control redemption, plus any accrued and unpaid interest.
If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.
     If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of pro forma net tangible book value per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire, based on the net tangible book value per share as of September 30, 2006. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options by certain employees or certain directors to purchase common stock under our equity incentive plan and conversion of our convertible notes.
We do not expect to pay dividends on our common stock in the foreseeable future.
     We currently have no operating revenues and do not expect to pay dividends in the foreseeable future. We presently anticipate that all earnings, if any, will be retained for the development of our business. Any future dividends will be subject to the discretion of our board of directors and will depend on, among other things, future earnings, our operating and financial condition, our capital requirements, and general business conditions. Investors seeking cash interest and/or dividends should not purchase our common stock.
The conversion price of our Senior Convertible Notes may be lowered if we issue shares of our common stock at a price less than the existing conversion price, which could cause dilution to our common stockholders.
     Subject to certain exclusions, if we issue common stock at a price less than the existing conversion price for our Senior Convertible Notes due 2013 (convertible notes), the conversion price shall be adjusted downward to a price no less than $7.30 per share which would dilute our common stock holders upon conversion. The conversion price will be adjusted for certain issuances of our securities, stock splits, cash dividends, and stock dividends.

Our executive officers, directors and other five percent or greater stockholders and entities affiliated with them own a large percentage of our company, and could influence matters requiring approval by our stockholders.
     Prior to the close of this offering, our executive officers, directors and other five percent or greater stockholders and entities affiliated with them, acting together, will be able to influence matters requiring approval by our stockholders, including the election of directors. After the offering, assuming none of the holders of our convertible notes elect to convert their convertible notes, MatlinPatterson will control approximately     % of our outstanding common stock and approximately     % of our outstanding common stock if the over-allotment option is exercised in full. In addition, MatlinPatterson holds $10 million in principal amount of our convertible notes. Accordingly, MatlinPatterson will be in a position to control or influence the outcome of matters requiring a stockholder vote, including the election of directors, adoption of amendments to our certificate of incorporation or bylaws or approval of transactions involving a change of control. The interests of MatlinPatterson may differ from yours, and MatlinPatterson may vote its common stock in a manner that may adversely affect you. In addition, Section 203 of the Delaware General Corporation Law (DGCL) provides for a three-year moratorium on certain business combinations with interested stockholders (generally, persons who own, individually or with or through other persons, 15% or more of the corporation’s outstanding voting stock). The DGCL, however, permits a corporation to opt out of the restrictions imposed by Section 203. We plan to opt out of Section 203 of the DGCL in the amended and restated certificate of incorporation which we plan to adopt prior to the completion of this offering. Accordingly, we will be able to engage in business combinations with interested stockholders, such as MatlinPatterson.
     The concentration of ownership of our shares of common stock may also have the effect of delaying or preventing a change in control.
When we become a public company, we will incur increased costs that may place a strain on our resources or divert our management’s attention from other business concerns.
     When we become a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition, which will require us to incur substantial legal and accounting expenses. The Sarbanes-Oxley Act will require us to maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We expect the corporate governance rules and regulations of the SEC and any exchange on which we may list will increase our legal and financial compliance costs and make some activities more time consuming and costly. These requirements may place a strain on our systems and resources and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we are hiring and will continue to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge, which will increase our operating expenses in future periods.
     We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
We may be exposed to potential risks resulting from new requirements that we evaluate our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.
     Section 404 of the Sarbanes-Oxley Act requires that publicly reporting companies cause their management to perform annual assessments of the effectiveness of their internal controls over financial reporting and their independent auditors to prepare reports that address such assessments. Once the registration statement for this offering has been declared effective by the SEC, we are required to satisfy the requirements of Section 404 upon the filing of our second annual report after becoming a public company.
     We may not be able to assess our current internal controls and comply with these requirements within the required timeframe. If we are able to proceed with a complete assessment in a timely manner, we may identify deficiencies which we may not be able to remediate, may identify deficiencies which will demand significant resources to remediate, or may be unable to identify existing deficiencies at all. In addition, if we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information and the trading price of the common stock offered hereby could drop significantly. Our compliance with the Sarbanes-Oxley Act may require significant expenses and management resources that would need to be diverted from our other operations and could require a restructuring of our internal financial reporting. Any such expenses, time reallocations or restructuring could have a material adverse effect on our operations. The applicability of the Sarbanes-Oxley Act to us could make it more difficult and more expensive for us to obtain director and officer liability insurance, and also make it more difficult for us to attract and retain qualified individuals to serve on our board of directors and, particularly, our audit committee, or to serve as executive officers.
We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.
     Although we expect to use a substantial portion of the net proceeds from this offering to fund the development of our three active projects, the equity financing for the construction of our Bradwood LNG project, the development of other LNG terminals in addition to our initial projects, and general corporate purposes, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. Management’s failure to spend the proceeds effectively could have an adverse effect on our business and our ability to complete development and construction of our proposed LNG terminals.
We may be or become a United States real property holding corporation. If we are or become such a corporation, non-U.S. investors may be subject to U.S. federal income tax (including withholding tax) on gains realized on disposition of our common stock, and U.S. investors selling our common stock may be required to certify as to their status in order to avoid withholding.
     A United States real property holding corporation is a corporation in which 50% or more of the fair market value of its assets consist of United States real property. Whether we are or are likely to become a United States real property holding corporation is subject to significant legal and factual issues, but there is a significant risk that we are or may become such a corporation. If we were a United States real property holding corporation, a non-U.S. holder of our common stock would generally be subject to U.S. federal income tax on gains realized on a sale or other disposition of our common stock. Certain non-U.S. holders of our common stock may be eligible for an exception to the foregoing general rule if our common stock is regularly traded on an established securities market during the calendar year in which the sale or disposition occurs. We would be so treated if we were listed on Nasdaq and we satisfied certain requirements, including requirements as to minimum volumes of trading. We cannot offer any assurance that our common stock will be so traded at any point in time in the future.
     If our common stock is not considered to be regularly traded on an established securities market during the calendar year in which a sale or disposition occurs, the buyer or other transferee of our common stock will generally be required to withhold tax at the rate of 10% on the sales price or other amount realized, unless the transferor furnishes an affidavit certifying that it is not a foreign person in the manner and form specified in applicable Treasury regulations.

FORWARD-LOOKING STATEMENTS
     This prospectus includes “forward-looking statements,” as defined by federal securities laws, with respect to our financial condition, results of operations, our industry, and business. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “will,” “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions or phrases, as well as statements in future tense, identify forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.
     All forward-looking statements involve significant risks and uncertainties. Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we cannot assure you that they will prove to have been correct. The occurrence of the events described, and the achievement of the expected results, depend on many events, many or all of which are not predictable or within our control. Should one or more of these uncertainties or management’s current assumptions regarding risks, among others, materialize, actual results may vary materially from those estimated, anticipated or projected.
     Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:
•	the ability to commence or complete construction of each of our liquefied natural gas (LNG) terminals by certain dates, or at all;

•	the volatility of natural gas and substitute commodity prices as well as other commodities including steel, nickel, and concrete, and the market for construction services;

•	the strength and financial resources of our competitors;

•	the preparation and receipt of the necessary permits and licenses to construct and operate proposed LNG terminals by a certain date, or at all;

•	construction of our proposed LNG terminals, including the engagement of any qualified engineering, procurement and construction (EPC) contractor, the anticipated terms and provisions of any agreement with an EPC contractor, and anticipated costs related thereto;

•	adverse effects of governmental and environmental regulation;

•	other factors affecting the energy industry generally or the LNG industry in particular;

•	our level of indebtedness;

•	financing transactions or arrangements, whether on our part or at the project level;

•	the substantial debt we expect to incur in connection with any future construction of our LNG terminals and the restrictive covenants under such debt to which we expect to be subject;

•	the availability of LNG supply and our ability to enter into and maintain adequate terminal use agreements;

•	future levels of domestic or foreign natural gas production or consumption or the future level of LNG imports into North America, regardless of the source, or the transportation or other infrastructure or prices related to natural gas, LNG or other hydrocarbon products;

•	whether proposed LNG terminals and pipelines, when completed, will have certain characteristics, including amounts of regasification and storage capacities, a number of storage tanks and docks, pipeline deliverability and a number of pipeline interconnections;

•	possible expansions of the currently projected size of any of our proposed LNG terminals; business strategy, our business plans or any other plans, forecasts or objectives;

•	changes in gas specifications in the pipeline systems to which our LNG terminals may connect to;

•	losses possible from future litigation;

•	our ability to attract and retain skilled employees; and

•	any other legal, regulatory, and other proceedings to which we may become subject.
     We urge you to carefully review and consider the disclosures made in this prospectus of the risks and factors that may affect our business. See “Risk Factors” on page 10 of this prospectus for examples of factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements. Other currently unknown or unpredictable factors could also harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.
     Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this prospectus unless the context indicates otherwise. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

USE OF PROCEEDS
     We expect to receive net proceeds of approximately $     million from the sale of          shares of common stock by us in this offering at an assumed initial public offering price of $     per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting commissions and discounts and estimated expenses. Our estimates assume an initial public offering price of $     per share of common stock and no exercise of the underwriters’ option to purchase additional shares. An increase or decrease in the initial public offering price of $      per share would cause the net proceeds from the offering, after deducting underwriting discounts and fees and offering expenses payable by us, to increase or decrease by $     million (or $     million assuming full exercise of the underwriters’ option to purchase additional shares).
     We anticipate using the net proceeds to us from this offering as follows:
•	provide the equity financing for the construction of the Bradwood terminal project;

•	fund the continued development of our three active proposed liquefied natural gas (LNG) terminals;

•	fund possible additional LNG projects that we determine to have strong development potential;

•	pay transaction costs related to this offering, other expenses; and

•	fund working capital and for general corporate purposes.
DIVIDEND POLICY
     We are a recently formed development stage company without revenue generating capability and have paid no dividends in the past. We do not anticipate paying cash dividends in the foreseeable future. Any declaration and payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, and other considerations that the Board deems relevant. Our board of directors’ ability to declare a dividend is also subject to limits imposed by Delaware corporate law and by the provisions of our Senior Convertible Notes due 2013. See “Description of Senior Convertible Notes.”

CAPITALIZATION
     The following table sets forth our cash, cash equivalents, marketable securities, and capitalization as of September 30, 2006 on an actual basis and pro forma as adjusted basis after giving effect to our receipt of the net proceeds from our sale of common stock in this offering.
     This table should be read in conjunction with our financial statements and the notes thereto, “Use of Proceeds,” “Dividend Policy,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Senior Convertible Notes” included elsewhere in this prospectus.

	As of September 30, 2006
	(unaudited)
		Pro Forma as
	Actual	Adjusted
Cash, cash equivalents, and marketable securities (1)	$82,358,255	$

Total long term debt:
Convertible notes (2)	$100,000,000		$100,000,000
Term notes (3)	2,205,009		2,205,009
Advance payable (4)	6,000,000		6,000,000

Total long term debt:	$108,205,009	$
Stockholders’ Equity:
Common stock ($0.01 par value; 150,000,000 shares authorized, 27,441,935 outstanding) (5)	274,419
Additional paid in capital	35,738,700
Accumulated deficit	(61,597,454)		261,592,454

Total stockholders’ equity	(25,584,335)

Total capitalization	$82,620,674	$

(1)	Includes the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses payable by us of $ million.

(2)	On May 17, 2006 we issued $100.0 million of our Senior Convertible Notes due 2013 (convertible notes) and on November 15, 2006, accrued interest of $3.5 million was paid in kind, increasing the principal balance outstanding. See “Description of Senior Convertible Notes.”

(3)	Discounted non-interest bearing note payable to an entity controlled by Mr. Garrett and Mr. Soanes. See “Certain Relationships and Related Transactions.”

(4)	This liability bears no interest and represents an obligation to repay an advance made to the Clearwater project by an LNG supplier when the Clearwater terminal receives long-term construction financing, achieves commercial operation, or a distribution is made by Clearwater Holding.

(5)	Amount does not include 4,100,611 shares of common stock issuable as of November 15, 2006, upon the exercise of outstanding options exercisable at $9.12 per share or 11,346,552 shares issuable, as of November 15, 2006, upon conversion of our convertible notes based on an estimated conversion price of $9.12 per share. Additional shares will be issuable upon conversion should we elect to pay future interest on our convertible notes in kind. See “Description of Capital Stock,” “Description of Senior Convertible Notes,” and “Certain Relationships and Related Transactions.”

DILUTION
     Purchasers of the common stock in this offering will be immediately and substantially diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the net tangible book value per share of our common stock immediately following the completion of the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets represent our total assets less intangible assets. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding. As of September 30, 2006, our net tangible deficit was $25.6 million or $0.93 per share.
     The following table illustrates this substantial and immediate per share dilution to new investors:

Assumed initial public offering price per share	$

Net tangible deficit per share as of September 30, 2006

Decrease in net tangible deficit per share attributable to new investors purchasing shares in this offering(1)

Pro forma, as adjusted, net tangible deficit per share after this offering Dilution of net tangible deficit per share to new investors	$

(1)	After deducting estimated underwriting discount and other offering expenses to be paid by the Company.
     The following table presents as of September 30, 2006 and on a pro forma basis after giving effect to this offering, the total number of shares of common stock purchased from us, the total consideration paid to us, assuming an initial public offering price of $     per share (before deducting the estimated underwriting discounts and commissions and offering expenses payable by us in this offering), and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased	Total Consideration	Average Price
	Number (%)	Amount (%)	Per Share
Existing Stockholders	%	%	$
New Stockholders	%	%	$
Total	100%	100%	$
     The foregoing table does not include the impact of the underwriters’ over-allotment option. If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the as adjusted net tangible book value per share after this offering would be $           per share, the decrease in net tangible book value per share to existing stockholders would be           per share and the dilution to new investors purchasing shares in this offering would be     per share.
     A $1.00 change in the assumed public offering price of $     per share of our common stock would change our pro forma net tangible book value after giving effect to the offering by $      million, the pro forma net tangible book value per share of our common stock after giving effect to this offering by $     and the dilution in pro forma net tangible book value per share of our common stock to new investors by $     , assuming no change in the number of shares of common stock offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The pro forma information discussed above is illustrative only. Our net tangible book value following completion of the offering is subject to adjustment based upon the actual offering price of our common stock and other terms of this offering at pricing.

The discussion and tables above exclude the following:
•	4,100,611 shares of common stock issuable upon the exercise of options outstanding as of November 15, 2006 at an exercise price of $9.12 per share; the consummation of this offering will not result in further vesting of such options;

•	11,346,552 shares of common stock issuable upon conversion of our Senior Convertible Notes due 2013 (convertible notes), based on an estimated conversion price of $9.12 per share, including additional shares, as of November 15, 2006, which will be issuable upon conversion as we have elected to pay interest on these convertible notes in kind by increasing the principal outstanding thereunder. Additional shares will be issuable upon conversion should we elect to pay future interest due on the convertible notes in kind. See “Description of Senior Convertible Notes” regarding the ultimate determination of the conversion price.

SELECTED HISTORICAL FINANCIAL DATA
     The following table presents our selected consolidated historical financial information. The consolidated statement of operations and balance sheet data for the period from inception (May 17, 2005) through December 31, 2005 and as of December 31, 2005 are derived from our audited consolidated financial statements and related notes included in this prospectus. The consolidated statement of operations and balance sheet data for the nine months ended September 30, 2006 are derived from our unaudited consolidated financial statements included in this prospectus. The consolidated statement of operations from the date of our inception through September 30, 2006 is derived from our audited and unaudited consolidated financial statements included in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. As we are a recently formed development stage company with no operating revenues our historical results for any annual or interim period are not necessarily indicative of results to be expected for a full year or for any future period as development activities and related costs have varied in the past and are anticipated to continue to vary in the future. The net loss per share information is computed using the weighted average number of units/common shares outstanding during the related period.
     You should read this information together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our historical financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

			Cumulative Period
			from Inception (May
	Inception		17, 2005)
	(May 17, 2005)	Nine Months Ended	through
	through	September 30, 2006	September 30, 2006
	December 31, 2005	(Unaudited)(3)	(Unaudited)(3)
Statement of Operations Data:
Revenue	$—	$—	$—
Costs and expenses:
Project prospecting	—	179,846	179,846
Project development	7,712,256	13,107,813	20,820,069
Corporate general and administrative costs	887,288	27,315,410	28,202,698

Loss from operations	(8,599,544)	(40,603,069)	(49,202,613)

Net other income/(expense)	23,123	(2,231,705)	(2,208,582)

Net loss	$(8,576,421)	$(42,834,774)	$(51,411,195)

Weighted average units/shares outstanding basic and diluted (1) (2)	130	27,356,833	27,330,969

Basic and diluted net loss per share	$(65,972.47)	$(1.57)	$(1.88)

Balance Sheet Data:
Cash and cash equivalents(4)	$1,382,873	$82,358,255
Working capital(4)	310,593	77,884,362
Deferred financing costs(4)	—	6,624,940
Total assets(4)	2,259,670	91,605,118
Debt and advances payable, including current portion(4)	—	110,868,898
Members’/Stockholders’ equity (deficit)	83,406	(25,584,335)

(1)	Amount does not include 4,100,611 shares of common stock issuable as of November 15, 2006, upon the exercise of outstanding options exercisable at $9.12 per share or 11,346,552 shares issuable, as of November 15, 2006, upon conversion of convertible notes based on an estimated conversion price of $9.12 per share. Additional shares will be issuable upon conversion should we elect to pay future interest due on the convertible notes in kind. See “Description of Senior Convertible Notes” regarding the ultimate determination of the conversion price.

(2)	As of December 31, 2005 the Company had units outstanding as a limited liability company and was not subject to federal income tax. Amounts at September 30, 2006 reflect our reorganization into a corporation on May 16, 2006 and the contemporaneous conversion of the units into common shares, by issuing 210,000 shares for each unit exchanged.

(3)	Our financial results for the nine months ended September 30, 2006 reflect a net loss of $42.8 million, or $1.57 per share (basic and diluted). The major factors contributing to our loss per share at September 30, 2006 were $13.1 million in development costs for our projects, $13.9 million in consulting fees relating to the acquisition of the project companies, and $13.4 million in other general and administrative expenses.

(4)	As of September 30, 2006, we had cash of $82.3 million, working capital of $77.9 million, unamortized deferred financing costs of $6.6 million, total assets of $91.6 million, and debt and advances of $110.8 million provided primarily by or directly related to the issuance of our convertible notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion and analysis in conjunction with the section “Selected Historical Financial Data” and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and reflects our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those set forth under “Risk Factors” and elsewhere in this prospectus.
Background
     Our business was founded by our Chief Executive Officer, Mr. Garrett, and our President, Mr. Soanes, who have significant global project development experience and who, together with other members of our senior management team, have been involved in the development of more than 50 energy infrastructure projects with an aggregate investment of over $15 billion.
     Commencing in May 2005, Mr. Garrett and Mr. Soanes, through an entity controlled by them, formed a joint venture with certain affiliates of MatlinPatterson Global Advisors LLC (MatlinPatterson). The joint venture was specifically formed to develop and eventually construct the Bradwood LNG terminal project. Mr. Garrett and Mr. Soanes agreed to provide services to the joint venture and not compete with the venture in the U.S. Pacific Northwest. MatlinPatterson agreed to provide up to $14 million for the costs to develop the project.
     The audited and unaudited financial statements of NorthernStar Natural Gas Inc. and subsidiaries (formerly NorthernStar Natural Gas LLC), represent the original entity through which MatlinPatterson made its investment in the joint venture and include the development stage operating results of this business from inception, May 17, 2005, through December 31, 2005 and for the period January 1, 2006 through September 30, 2006. The original joint venture was reorganized by an exchange of membership units and the issuance of membership units to certain persons who assisted in its formation and are among our current or former directors. This resulted in our owning the entire Bradwood project. Under the provisions of FIN 46 R, Bradwood has been fully consolidated in our financial statements as if it were a wholly-owned subsidiary since our founding on May 17, 2005. This exchange of equity interests is more fully discussed under “—Results of Operations” below.
     Our Chief Executive Officer and our President were historically involved in the development of our two other LNG projects, the assets of which we acquired during 2006. One of these acquisitions, Clearwater, was formed in January 2002 by third parties and was managed by Mr. Garrett and Mr. Soanes through a consulting arrangement. Clearwater utilizes Platform Grace, an existing offshore oil and gas production platform located approximately 13 miles offshore of Oxnard, California. From October 2003 through March 2006, Mr. Garrett and Mr. Soanes led the development efforts for this project. On March 27, 2006, we acquired the entity developing this project and it became a wholly-owned subsidiary named Clearwater Port Holdings LLC. The financial results of Clearwater are included in our consolidated financial statements subsequent to the acquisition date. Clearwater was and is a development stage company.
     Our Orion project was an acquisition of certain proprietary information related to a proposed LNG terminal project that Mr. Garrett and Mr. Soanes began to develop along with other parties in early 2002 in Southern California. In October 2002, the development entity managed by Mr. Garrett and Mr. Soanes sold the rights to the project to an unrelated third party and was retained by the purchaser as a project development adviser. The selling entity received consulting income during the period that it served as a project development adviser. The purchaser actively pursued the development of the project, including making expenditures for seismic studies, permit applications, engineering, and pipeline routing and environmental studies; however, in September 2005 the purchaser discontinued its development of the project and in accordance with the initial sales agreement, all intellectual property and intangible rights related to the development of the project reverted to the initial development entity. Mr. Garrett and Mr. Soanes, through this entity, began evaluating a new project offshore of Southern California using some of the intellectual property and intangible rights related to the prior project. The intellectual property and intangible rights related to the new project were sold to Orion and Orion was acquired by us on March 7, 2006. Orion’s financial results are included in our consolidated financial statements after the acquisition date. These acquired intangible assets do not constitute a business and, accordingly, no financial statements have been prepared.

General
     Our company was founded in May 2005 to develop, own, and operate LNG receiving/importation terminals on the West Coast of the United States (West Coast). We consolidated ownership of our LNG terminal projects in March 2006 to take advantage of project portfolio diversification, economies of scale, and greater access to capital.
     Our three initial LNG terminal projects are as follows:
•	Bradwood is a land-based LNG terminal with docking facilities located on the south bank of the Columbia River in Northwest Oregon;

•	Clearwater is an offshore LNG terminal located approximately 13 miles from Oxnard, California; and

•	Orion is an offshore LNG terminal located approximately 25 miles from Carlsbad, California.
     We were incorporated on May 16, 2006, with previous members exchanging their membership units in NorthernStar Natural Gas LLC for our shares of the common stock of NorthernStar Natural Gas Inc. (NorthernStar) using an exchange ratio of 210,000 shares for each membership unit of NorthernStar Natural Gas LLC. Our three projects are held by our wholly-owned subsidiaries.
     To date, our activities have been limited to development activities related to our three LNG terminal projects. Those projects, if completed according to plan, will provide direct access to major West Coast natural gas demand centers. We intend to negotiate and sign terminal use agreements (TUAs) for all or substantially all of the long-term base capacity of each LNG terminal with highly rated creditworthy counterparties. We expect to provide offloading and regasification services under the TUAs without taking ownership of LNG or natural gas. Each TUA is expected to have a 20-year term and to generate a steady, predictable stream of contracted fee payments with no commodity price risk. In addition, we may periodically sell capacity to third parties or purchase, regasify, and sell cargoes of LNG on a spot basis as opportunities arise when the terminals’ firm capacity is not being utilized by our TUA customers, generating additional revenues to supplement those received under the TUAs.
     We estimate the remaining aggregate costs from September 30, 2006 to bring all three projects to the end of the development stage to be approximately $62 million. We continue to pursue necessary permits and approvals for construction of these projects and believe such permits and approvals will be obtained and if pursued to their conclusion that all of the projects will be economically viable to construct and operate. Our business success will depend to a significant extent upon our ability to obtain the funding necessary to construct our LNG terminals, to bring them into operation on a commercial basis and to finance the costs of staffing, operating and expanding our company during that process.
     Our ability to obtain construction financing for our projects will depend on the final costs of the project, the quality of our engineering, procurement and construction (EPC) contractor, the terms of our contract with such EPC contractor, and the economic viability of each LNG terminal project to prospective lenders. We intend to negotiate our TUAs close to the time or following the receipt of the permits necessary to initiate construction of the LNG terminals in order to maximize our negotiating leverage with purchasers of our capacity. We will seek to enter into long-term TUAs with highly rated creditworthy “anchor tenants” for our planned regasification capacity. Our TUAs may provide an advance payment for regasification capacity sold, which may provide additional capital to help meet our ongoing liquidity needs. Furthermore, these TUAs are expected to serve as collateral to facilitate project level debt financing that we intend to obtain with respect to the construction of the related LNG terminal(s); however, we do not expect our LNG terminal projects to become a source of material revenues until after commercial operations successfully commence.
Bradwood
     Our Bradwood project is designed as a land-based LNG terminal engineered to have an initial sustainable base capacity of 1.0 Bcf/d, peak capacity of 1.3 Bcf/d and a pre-engineered capability to expand the base capacity to 2.0 Bcf/d. Bradwood is the only LNG terminal project in the Pacific Northwest to have completed the Federal Energy Regulatory Commission (FERC) prefiling process under Section 3 of the Natural Gas Act for authorization to construct and operate an LNG receiving terminal. To commence construction of the project, we need to obtain all required permits from FERC and certain other regulatory agencies and obtain the necessary financing. See “State and Federal Government Regulatory Matters.” We are targeting regulatory approvals for the Bradwood project by the FERC and state and local authorities in the third quarter of 2007 and the commencement of commercial operations in the first quarter of 2011.

Clearwater
     Our Clearwater project is an offshore, platform-based LNG terminal that is engineered to have a sustainable base capacity of 1.2 Bcf/d and a peak capacity of 1.4 Bcf/d. The platform will be connected through a 13-mile offshore pipeline to the Southern California Gas Co. pipeline network and storage infrastructure serving the approximately 4.0 Bcf/d Southern California market. We filed our original Deepwater Port (DWP) license application in February 2004, and, following our purchase of this project, submitted an amended and restated application in June 2006 as a more comprehensive response to additional data requests with direction from the U.S. Coast Guard, the California State Lands Commission (CSLC), and other agencies. Based upon new agency reviews, the U.S. Coast Guard and the CSLC will move forward with engagement of a contractor for the preparation of our draft environmental reports. We are anticipating regulatory approval in the second quarter of 2008, the commencement of construction in the third quarter of 2008, and the commencement of commercial operations in the second quarter of 2010.
Orion
     Our Orion project has advanced with a target location about 25 miles offshore of Carlsbad, California with direct access to the Los Angeles and San Diego markets. Orion is expected to be designed to include a concrete hull floating storage and regasification unit with a design capacity of 1.2 Bcf/d. As of November 2006, Orion was in the early development phase. We intend to pursue the development of Orion in conjunction with the approval process of our Clearwater project.
Results of Operations
Results of Operations for the Nine Months Ended September 30, 2006
     Overview
     Our financial results for the nine months ended September 30, 2006 reflect a net loss of $42.8 million, or $1.57 per share (basic and diluted). Major factors contributing to our loss at September 30, 2006 include the operating results of Orion and Clearwater since they became members of the controlled group in March 2006. See “Purchase and Financing of Our LNG Terminal Projects and LNG Related Assets” for further discussion of the purchase of these projects. Additionally, consulting fees and employee costs related to stock option grants contributed significantly to our net loss and net loss per share. Other expenses include (1) project development expenses of $13.1 million, which includes $9.4 million for permitting, $2.1 million for public relations, and $1.5 million for engineering, legal and other project related costs; (2) $27.3 million in general and administrative expenses, including $13.9 million related to consulting services provided in relation to our LNG terminal project acquisitions; and (3) $10.1 million in payroll and contract services, including $7.4 million representing non-cash stock option expense recorded in accordance with SFAS No. 123R related to the stock options granted under the 2006 Long-Term Incentive Plan, and the remainder for legal, travel and other administrative costs.

     LNG Terminal Development Costs
     Bradwood, Clearwater, and Orion are development stage companies and to date have received no revenue from operations. LNG terminal development expenses for Bradwood, Clearwater and Orion were $9.3, $3.6, and $0.2 million, respectively, for the nine months ended September 30, 2006, primarily consisting of consulting and engineering studies, permitting costs, legal, public relations, and general and administrative activities.
     Other General and Administrative Expenses
     Other general and administrative expenses are primarily related to our general corporate and other activities. These expenses were $27.3 million for the nine months ended September 30, 2006. General and administrative expenses include $13.9 million related to consulting services provided in relation to our LNG terminal project acquisitions, including a $8.9 million non-cash consulting fee paid in company stock to our Chairman and a former director and $5.0 million in cash to an entity controlled by our Chief Executive Officer and our President as additional consideration for intellectual and intangible properties held by ESI Holdings, Ltd.; $10.1 million in payroll-related and contract services including $7.4 million of which represents a non-cash stock option expense recorded in accordance with SFAS No. 123R pursuant to the stock options granted under the 2006 Management Incentive Plan and $0.4 million in stock grants to non-employee members of the board of directors pursuant to the 2006 Non-Employee Directors’ Stock Plan; and the remainder for legal, travel and other administrative costs.
     These costs increased significantly during 2006 primarily because we began hiring the personnel and developing the infrastructure needed to complete development of our LNG terminal projects and carry out our corporate activities. As of September 30, 2006, we had 19 employees. We had no employees at December 31, 2005.
Results of Operations for Year ended December 31, 2005
     LNG Terminal Development Costs
     Bradwood’s predecessor company, NorthernStar LLC, operated in the development stage during the period May 17, 2005 through December 31, 2005 and generated no operating revenue during that period. There is no comparable period as 2005 was its first year of existence; however, as the Bradwood LNG terminal project development has progressed, the rate of expenditures has increased. Through December 31, 2005, we had incurred $7.7 million in development costs, primarily related to costs for environmental studies and preliminary engineering activities necessary to prepare and submit regulatory permit applications, related processes and public relations.
     The audited historical financial statements included in this prospectus represent the financial position and results of operations of Bradwood as if it were our wholly-owned subsidiary since inception. Bradwood was determined to be a variable interest entity (VIE) under the Financial Accounting Standards Board’s Financial Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.” Accordingly, we were determined to be the primary beneficiary of Bradwood, and therefore Bradwood has been consolidated as if it were a wholly-owned subsidiary in our historical financial statements presented herein, though we held only a 50% equity interest in Bradwood as of December 31, 2005

     Other General and Administrative Expenses
     Other general and administrative expenses were $0.9 million for the year ended December 31, 2005. These costs relate to general corporate activities including consulting and professional fees, public relations, rent, utilities, and non income-related state and local taxes. As of December 31, 2005, the Company had no employees.
Purchase and Financing of Our LNG Terminal Projects and LNG Related Assets
2006
     In March 2006, we issued membership units (NorthernStar units) in NorthernStar Natural Gas LLC (NorthernStar LLC) to holders of interests in our LNG terminal projects. Under GAAP, we are acquired to record the assets required at the historical cost of the prior owners of the LNG terminal projects. We followed Staff Accounting Bulletin 103, Topic 5, Item G “Transfer of Nonmonetary Assets by Promoters or Shareholders” (SAB 103) which requires that transfers of non-monetary assets to a company by its promoters or shareholders in exchange for stock prior to the company’s initial public offering be recorded at the transferor’s historical cost basis as determined under GAAP. The following table sets forth the consideration paid: (a) in cash, (b) through the issuance of notes payable, and (c) in shares of our common stock, giving effect to the conversion to corporate form on May 16, 2006 and with the issuance of 210,000 shares for each membership unit to the then-existing equity holders of each of the membership units outstanding.

			Number of Shares of
			Common Stock (After	Value of Shares of
	Cash	Notes	Conversion)	Common Stock
Bradwood	$—	$—	6,694,800	$—
Clearwater	—	—	8,640,513	—
Orion	1,000,000	2,205,009	4,296,201	—
Legal fees	865,863	—	—	—

Total projects	$1,865,863	$2,205,009	19,631,514	$—

Consulting fees associated with acquisitions	$5,000,000	$—	973,686	$8,880,016

     NorthernStar LLC issued 93.48 NorthernStar units, cash, and obligations to pay cash as consideration for the interests in Clearwater and Orion and the 50% interest in Bradwood that it did not own. Additionally, 4.64 NorthernStar units were issued to our Chairperson and a former director as advisors. These units were converted to 20,605,200 shares of common stock on May 16, 2006. MatlinPatterson also received 100,000 additional shares in conjunction with the exchange of advances and the indebtedness owed to it by our three LNG terminal project companies. MatlinPatterson was also granted an option to have up to 2,920,000 Mcf per year of gas processed out of interruptible capacity for its own account per terminal for an option exercise price equal to 0.5% of the cost of each terminal. The exercise of this option to purchase interruptible capacity will not affect our ability to sell all or substantially all of our base, firm capacity under TUAs. See “Certain Relationships and Related Transactions — Exchange of Debt and Preferred Interests; Preferential Capacity Rights.”
     On March 7, 2006, a limited partnership controlled by Mr. Garrett and Mr. Soanes, and in which Mr. Glessner holds a minority interest, exchanged the 50% common membership interest in Bradwood that NorthernStar LLC did not own in exchange for NorthernStar membership units. On March 7, 2006, NorthernStar LLC acquired intellectual and intangible properties held by ESI Holdings, Ltd., an entity controlled by Mr. Garrett and Mr. Soanes, related to the LNG development business for $5.0 million. This amount was expensed as a general and administrative expense in the accompanying Statement of Operations for the Nine Months Ending September 30, 2006.
     On March 27, 2006, MatlinPatterson received a 40% equity interest in Clearwater for the commitment to finance up to $16.0 million for development costs. The remaining equity interest was held by the then-existing members of Clearwater. NorthernStar LLC then acquired the Clearwater entity by exchanging NorthernStar membership units for all of the Clearwater common membership interests, making Clearwater a wholly-owned subsidiary. NorthernStar LLC issued 41.15 NorthernStar membership units in the acquisition of Clearwater.
     MatlinPatterson formed Orion on March 7, 2006 and acquired the intellectual property and intangible rights from an entity controlled by Mr. Garrett and Mr. Soanes. The acquisition price was comprised of $1.0 million in cash, 19.55% of the equity interests in Orion, and $2.66 million in non-interest bearing notes (which were discounted by us to $2.2 million using a rate of 10%) and a commitment by MatlinPatterson to provide development cost funding for the LNG terminal project of up to $21 million. NorthernStar LLC then acquired Orion by exchanging 20.46 NorthernStar membership units for all of the Orion common membership units. Orion had no operations or assets prior to the acquisition of these project assets.
     The majority of the assets acquired in the above transactions are related to ongoing development activities. The liabilities incurred as a result of these transactions and unpaid as of September 30, 2006 primarily relate to the non interest bearing note payable assumed in the Orion transaction ($2.2 million) and the non interest bearing advance note payable assumed in the Clearwater acquisition ($6.0 million).
Senior Convertible Notes
     On May 17, 2006, we issued $100,000,000 in Senior Convertible Notes due 2013 (convertible notes). The convertible notes are interest bearing and we, at our discretion, may pay interest in cash or in-kind by increasing the principal amount of the convertible notes. The convertible notes bear interest at 5% per annum if paid in cash and 7% per annum if paid in kind. Interest is payable on May 15 and November 15 of each year. We chose to pay in-kind on the initial interest payment date,

November 15, 2006. The interest rate is subject to increase by 1% under certain circumstances, including if we fail to complete certain milestones, such as the filing of a registration statement for an initial public offering; meeting an established deadline for the date such registration statement is declared effective by the SEC; and meeting an established deadline for the completion of an initial public offering; however, any such increase in interest is removed upon completion of the milestone. Unless previously converted, redeemed or repurchased, the convertible notes are convertible at any time prior to May 15, 2013 into shares of our common stock with a par value of $0.01 per share, at an initial conversion price of $9.12 per share. The conversion price is subject to adjustment in certain circumstances.
     The convertible notes may be redeemed at our option after a qualified initial public offering (Qualified IPO) on the later of 18 months after the issue date or 12 months after the Qualified IPO subject to satisfaction of certain conditions, at 100% of the principal amount plus additional amounts set forth in “Description of Senior Convertible Notes.” A Qualified IPO is an underwritten initial public offering at not less than $10 per share and with gross proceeds to us and any selling stockholders of more than $125 million. This offering will constitute a Qualified IPO. The holders may require us to repurchase all or any portion of the convertible notes on May 17, 2009 in cash at a price equal to 100% of the principal amount plus accrued and unpaid interest. We may also redeem the convertible notes at any time after the third anniversary of the date of issuance of the convertible notes at our option at 100% of the principal amount plus accrued and unpaid interest, subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased, the convertible notes will mature and be payable on May 15, 2013 at 100% of the principal amount plus accrued and unpaid interest. Upon the occurrence of a change of control, we are required to make an offer to repurchase any outstanding convertible notes at 110% and 100% prior to a Qualified IPO and after a Qualified IPO, respectively, plus additional amounts as stated in the convertible notes.
     We are required to file within 90 days of the completion of this offering a Registration Statement to register the convertible notes and the underlying shares of our common stock or we begin to incur liquidated damage penalties. See “Description of Senior Convertible Notes.”
     See “Description of Senior Convertible Notes” for further discussion of the terms and conditions of these securities.
2005
Bradwood Funding
     Funding for Bradwood’s development activities was through a total financing commitment with an affiliate of MatlinPatterson for $14.0 million with advances of $6.9 million as of December 31, 2005. These amounts substantially funded all of the business activities of Bradwood from its inception through December 31, 2005. These amounts were converted to capital upon issuance of the convertible notes described above as part of MatlinPatterson’s consideration for its acquisition of equity in us.
Liquidity and Capital Resources
LNG Terminal Development
     We are primarily engaged in developing LNG terminals and expect to spend the next several years developing our projects and continuing the permitting and approval process with federal and state agencies. These LNG terminal projects will require significant amounts of capital and are subject to risks and delays in completion. Even if successfully completed, these projects will not begin to operate and generate significant cash flows until 2010, at the earliest, and their generation of revenue from on-going operations will be subject to various risks, including credit risks inherent with reliance on a small number of customers, and operational risks including those of the LNG terminal as well as connecting pipelines and related infrastructure, among other things.
     As a result, our initial and on-going business success will depend to a significant extent upon our ability to obtain the funding necessary to construct our proposed LNG terminals and commence operations, and to finance the costs of staffing, operating and expanding our company during the long development process and our ability to negotiate and execute TUAs.
     We expect for the near term that our operations will primarily consist of expenditures for development of our three LNG terminal projects to a point at which they have the approvals and financing necessary to commence construction. Our ultimate generation of revenues will depend on our ability to obtain TUAs for our projects. Although we believe it will be possible to negotiate such agreements early in each project’s development, we intend to finalize negotiations of our TUAs close to the time or after the time we have construction approvals in order to maximize our negotiating leverage with purchasers of our capacity. In so doing, we believe we can obtain better economic terms. We may negotiate for payments that would begin prior to the completion of construction of our LNG terminals or we may seek higher payments commencing upon project operations. Generally, payments for our regasification services will include a fixed capacity payment and a payment based on the volumes of LNG processed.
     We currently estimate that the total construction cost for our Bradwood and Clearwater projects will be approximately $1.4 billion, excluding interest during construction and financing fees. Through September 30, 2006, we have incurred a total of approximately $20.8 million for development costs for all three of our projects.
     As of September 30, 2006, we had working capital of $77.9 million, provided primarily by the issuance of our convertible notes. We currently expect that capital requirements for our three initial LNG terminal projects will be financed in part through issuances of project level debt, equity or a combination of the two. An overview of the development and construction costs of all three initial LNG terminal projects and our detailed financing plans and anticipated capital requirements for our three initial LNG terminal development projects follow.
Remaining Development and Construction Costs
     Our three initial LNG terminal projects are currently in the development stage with no operating revenues. The primary costs and expenses related to our operations have been:
•	Consulting and Engineering Studies. Expenses incurred to undertake studies and simulations necessary for permit approvals and to complete feasibility and engineering studies for the projects.

•	Permitting Costs. Costs incurred to prepare reports and to pay legal and other expenses related to the regulatory filings and permit applications necessary to obtain project approvals from federal and state authorities.

•	Legal. Costs and expenses are primarily related to project acquisitions and contracts necessary to undertake project development.

•	Public Relations. Costs of outside consultants for community liaison, advertising and promotion, and of public and government relations to assist in related approvals.

•	Project General and Administrative. Costs of personnel conducting administrative activities, rent, professional fees, utilities, maintenance costs, miscellaneous taxes and other costs not otherwise included above that are directly attributable to project development.
     Development and construction of LNG terminals is capital intensive. Because we are in the preliminary stage of developing our LNG receiving terminals, substantially all of the costs to date, related to such activities, have been expensed. These costs primarily include $17.0 million of consulting and engineering studies, permitting costs, legal, public relations, and general and administrative. As a result, we are incurring substantial net losses and negative operating cash flow.
     Our ability to obtain construction financing for our projects will depend on our ability to demonstrate the economic viability and our ability to complete construction of the LNG terminals to potential lenders which will depend on the final costs of the project, the quality of our engineering, procurement and construction (EPC) contractor, the terms of our contract with such EPC contractor, as well as our ability to attract, negotiate and sell the base, firm terminal capacity under TUAs.
          Bradwood
     By the third quarter of 2007, we anticipate receiving all federal, state and local permits, obtaining necessary financing, and commencing construction in the fourth quarter of 2007. The terminal is not expected to commence operations prior to the first quarter of 2011.
     The Bradwood LNG terminal project has been developed through MatlinPatterson’s member equity contributions and proceeds from our convertible note offering. Bradwood used $7.0 million of net cash for development-stage operating activities for the period ended December 31, 2005 and $9.3 million for the nine months ended September 30, 2006.

     We currently estimate that, in the aggregate, the Bradwood LNG terminal project will cost approximately $600 million, excluding development costs, before interest during construction and financing fees, to construct and place in service. To date, none of these costs are committed. We will seek to fund these costs using a combination of project financing, sales of equity at the project company level, or from proceeds of debt or equity offerings by us. If these types of financing are not available, we will be required to seek alternative sources of financing, which may not be available on terms acceptable to us, if at all.
          Clearwater
     We anticipate that construction of the Clearwater terminal, which will be subject to obtaining necessary financing, among other factors, will begin in the third quarter of 2008. We expect that terminal operations will commence in the second quarter of 2010.
     To date, Clearwater has been developed through member equity contributions and proceeds from our convertible note offering. Clearwater used $3.6 million during the nine months ended September 30, 2006.
     We currently estimate that, in the aggregate, the Clearwater LNG terminal project will cost approximately $800 million, excluding development costs, before interest during construction and financing fees, to construct and place in service. To date, none of these costs are committed. We expect to be able to fund these costs using a combination of project financing, sales of equity at the project company level or from proceeds of debt or equity offerings by us. If these types of financing are not available, we will be required to seek alternative sources of financing, which may not be available on terms acceptable to us, if at all.
          Orion
     Plans for the Orion project are still preliminary and we are unable to provide meaningful estimates for Coast Guard approval or construction start times. Orion has been financed through member equity contributions and proceeds from our convertible note offering.
Short-Term Liquidity Needs
     Our short term liquidity needs for project development have been primarily funded with the proceeds from the MatlinPatterson fundings and from our convertible notes offering. Funding for actual construction will require additional funding and proceeds from this offering are intended to fund a portion of that amount. Construction of the LNG terminals may be financed through a combination of any or all of the following:
•	cash balances from the net proceeds of this offering;

•	issuances of debt and equity securities by us or our subsidiaries, including issuances of common stock pursuant to exercises by the holders of existing options; and

•	LNG terminal capacity reservation fees paid under TUAs.
Historical Cash Flows
     Our historical liquidity and capital resources position is not representative of our current situation and expected position going forward. At December 31, 2005, Bradwood, then known as NorthernStar LLC, had working capital of $0.3 million and Clearwater had a working capital deficit of $0.6 million. Orion was not in existence in 2005. As of September 30, 2006 we had a cash and cash equivalent balance of $82.3 million, following the issuance of our convertible notes in May 2006 resulting in net proceeds of $94 million, and working capital of $77.9 million.
     Net cash used for development and general and administrative expenses for the nine months ended September 30, 2006 totaled $25.0 million, including $6.0 million in cash payments resulting from the project company acquisitions. Net cash provided by investing activities was $0.3 million for this period. We have incurred $1.2 million in capital expenditures, prior to consideration of the landlord’s allowance, primarily associated with the buildout of our corporate offices to accommodate our growth. We also paid $0.2 million for the renewal of the land option at Bradwood. These investing activity expenditures were offset by the assumption of $1.8 million in cash from the Clearwater acquisition, which was utilized to reduce liabilities assumed in the acquisition. Net cash provided by financing activities was $105.6 million. This number was comprised of $100 million gross proceeds from the issuance of our convertible notes on May 17, 2006, reduced by $7.5 million in underwriting fees and legal costs. Additionally we received $13.1 million in capital contributions from members prior to the offering of the convertible notes.
Indebtedness
     Prior to the issuance of our convertible notes, our source of funds was the commitment of MatlinPatterson to advance up to an aggregate of $54.3 million, of which $21.0 million was funded through April 17, 2006. These amounts were converted to capital upon issue of the convertible notes described above as part of MatlinPatterson’s consideration for its acquisition of equity in us.
     In October 2004, Clearwater entered into an agreement with an LNG supplier to provide a $14.0 million, non-interest bearing, cancelable funding commitment to be used exclusively for development of the Clearwater project. Two advances, totalling $6.0 million,were made by the LNG supplier prior to the termination of the agreement in June 2005, resulting in no further obligation to fund the remaining $8.0 million of the commitment. We are obligated to repay the advances out of the proceeds of the first draw in the event it is successful in completing a long-term construction and term loan financing for the completion of the terminal. In the event such financing is not obtained, the advances shall be repaid in monthly installments over five years upon the achievement of commercial operations of the terminal or if Clearwater makes a distribution to us. In August 2006, the LNG supplier filed suit claiming repayment of the advance had been triggered as a result of the project being acquired by us. See “—Legal Proceedings” for discussion of this claim.
Contractual Obligations
     We are committed to making cash payments in the future under three office leases, two of which are for periods of one year or less. Our obligations under option agreements to purchase or lease our LNG terminal locations are renewable on an annual or semiannual basis. We may terminate our obligations at any time by electing not to renew the options.
     Our contractual obligations for indebtedness and operating leases at September 30, 2006 are as follows:

		Payment due by period
Contractual		Less than	1-3	3-5	More than
Obligations	Total	1 year	years	years	5 years
Long-Term Debt Obligations	$108,205,009	$690,927	$7,514,082	$—	$100,000,000
Operating Lease Obligations	5,042,205	166,968	515,728	809,884	3,549,625

Total	$113,247,214	$857,895	$8,029,810	$809,884	$103,349,625

Related Party Transactions
Transactions with Affiliates
     In January 2004, ESI Holdings, Ltd. entered into a consulting agreement, which was subsequently assigned to Bradwood, with a limited company controlled by Mr. Coppedge who, following the offering, will indirectly hold     % of our outstanding common stock assuming the over-allotment option is not exercised. Under the terms of the agreement, the entity provides project development management services in obtaining certain regulatory and construction permits. Among other things, the agreement provided for payments of $15,000 per month during an initial period and $34,000 per month during a subsequent period defined by certain milestones. In addition, it will receive potential bonus payments of $500,000 to $2,000,000 for the achievement of certain milestones. Payments to the related party during the period from inception through the year ended December 31, 2005 and the nine months ended September 30, 2006, were approximately $738,000 and $524,000, respectively with $212,000 and $178,000 included in accounts payable as of the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively.

     Prior to their being named as our officers, Bradwood and Clearwater retained ESI Holdings, Ltd., an entity controlled by our Chief Executive Officer and our President, for certain consulting services primarily relating to the development of Bradwood’s business and strategic plans. Payments to the related party during the period from inception through the year ended December 31, 2005 and the nine months ended September 30, 2006 were approximately $841,000 and $375,000, respectively. This agreement was terminated effective March 1, 2006.
     See “—Background” and “—Purchase and Financing of Our LNG Terminal Projects and LNG Related Assets” for a description of related party transactions in our formation history.
Purchase of Intellectual Property and Acquisition Consulting Services
     Concurrently with the acquisition of Bradwood and Orion, we acquired intellectual property rights relating to LNG project conceptualization and development activities from an entity owned by our Chief Executive Officer and our President in exchange for a $5.0 million cash payment which was paid on May 17, 2006. This payment has been included as general and administrative expenses in the September 30, 2006 financial statements.
     In addition, we issued shares of our common stock valued at $8.9 million to Mr. Lindner, one of our directors, and a former director, for consulting services provided during our formation and initial capitalization. These costs have also been included as general and administrative expenses in our September 30, 2006 financial statements.
California Office Rental
     On April 1, 2006 we entered into a lease for office space in California with Real Estate Energy Company, Ltd., an entity controlled by Mr. Lindner, a member of our board of directors. The lease period extends through May 31, 2007 and is terminable upon 30 days notice with no termination penalty. Payments for the lease are $2,000 per month, which we believe is indicative of the market rates for such commercial office space and services available in the local region.
Other Matters
Critical Accounting Estimates and Policies
     The selection and application of accounting policies is an important process that will continue to develop as our business activities evolve and as accounting rules continue to be developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment, applied to the specific set of circumstances existing in our business. We make every effort to comply with all applicable rules on or before their adoption, and believe the proper implementation and consistent application of the accounting rules are critical. Nevertheless the accounting literature does not specifically address every situation. In these cases, we must use our best judgment to adopt a policy for accounting for these situations. We accomplish this by analogizing to similar situations and the accounting guidance governing them, and consult with our independent accountants about the appropriate interpretation and application of these policies.
Accounting for LNG Terminal Development Activities
     We are in the preliminary stage of developing our LNG terminals. Our policy is to begin capitalizing the costs of our LNG terminals and related pipelines once the individual project meets the following criteria: (i) regulatory approval has been received, (ii) financing for the project is available and (iii) management has committed to commence construction. Prior to meeting these criteria, most of the costs associated with a project are expensed as incurred. These costs primarily include costs related to environmental studies and preliminary engineering activities necessary to prepare and submit regulatory permit applications for the LNG terminal and related pipelines and related regulatory processes and public relations. Land costs associated with LNG terminal sites are capitalized. Costs of certain permits will be capitalized as intangible LNG assets when we have received approval to commence construction. We have also capitalized costs related to options to purchase or lease land that may be used for potential LNG terminal sites.
Revenue Recognition
     LNG regasification capacity fees that are advanced prior to performance of any services or the availability of operational capacity will initially be deferred and will be recognized as revenue once capacity becomes operational over the term of the respective TUA.

Accounting Estimates and Assumptions
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     We evaluate our estimates on an ongoing basis, including those related to accrual of expenses, the useful lives of property and equipment, and assumptions used in valuing common stock options for the purpose of determining stock-based compensation. We base our stock option expense calculations on available market information, appropriate valuation methodologies, including the Black-Scholes-Merton option model, or the Model, and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities. The inputs for this Model are stock price at valuation and issue date, strike price for the option, dividend yield, risk-free interest rate, life of the option in years, the expected forfeiture rate and volatility.
New Accounting Standards
     In June 2005, the Financial Accounting Standards Board’s (FASB) Emerging Issues Task Force reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements (EITF 05-6). The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchases. The guidance is effective for periods beginning after June 29, 2005. The Company’s adoption of EITF 05-6 did not have a significant effect on its financial statements.
     In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS No. 154). SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. The Company’s adoption of SFAS No. 154 is not expected to have a material effect on the Company’s reported financial position or results of operations.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (SFAS No. 153). The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (APB Opinion No. 29), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS No.153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Our adoption of SFAS No. 153 is not expected to have a material impact on our reported financial position and results of operations.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on its financial position, cash flows, and results of operations.
     In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB

108 will be effective for us for the fiscal year ended December 31, 2006. We are currently evaluating the impact of applying SAB 108 but we do not believe that the application of SAB 108 will have a material effect on our financial position, cash flows, and results of operations.
Quantitative and Qualitative Disclosure About Market Risk
     The development of our LNG terminal business is based upon the belief that prices of natural gas will continue to support the development of LNG terminals in the United States. Any decline in the price of natural gas in the United States below those levels could significantly, negatively affect our ability to develop and operate LNG terminals.
     We have cash investments that we manage based on internal investment guidelines emphasizing liquidity and preservation of capital. These investments are stated at historical cost, which approximates fair market value on our consolidated balance sheet.

INDUSTRY OVERVIEW
     The information in the section below has been derived, in part, from various official, private and public sources. Our commentary is based upon management’s current understanding of industry conditions and speak only as of the date of this prospectus unless the context indicates otherwise. This information has not been independently verified by us or the Initial Purchaser and may not be consistent with other third-party information. We believe that the information included in this prospectus from industry surveys, publications and forecasts is reliable.
Introduction
     During the first nine months of 2006, North America consumed an average of more than 60 billion cubic feet per day (Bcf/d) of natural gas. The United States is the largest energy consumer in the world and is expected to require the largest increase in LNG imports to meet its growing demand for natural gas. LNG only accounted for approximately 3% of total United States gas consumption in 2005. However, declining North American natural gas reserves coupled with steadily increasing demand is creating a constrained supply with a projected shortfall of 13 Bcf/d by 2015 based on projections by the Energy Information Administration (EIA).
     The California and the Pacific Northwest gas markets are at the end of the North American pipeline system and import over 80% of their natural gas supply from neighboring states or Canada. As a result, these markets are at risk of supply disruptions caused by growth of demand in “upstream” gas markets as gas reserves in North America decline. We believe that West Coast LNG terminals are needed to increase regional gas supply and reliability by allowing these markets to access the abundant reserves of natural gas in the Asia Pacific and Middle East regions. Currently, there are only five operational LNG terminals in North America, all of which are located on the East or Gulf Coasts of the United States. According to the Federal Energy Regulatory Commission (FERC), five LNG terminals are currently under construction in North America, but only one of these is on the west coast of North America, located on the Baja Peninsula in Mexico.
     We believe that natural gas suppliers in the Asia Pacific and Middle East regions will have a cost, including a 12% return on capital, to produce, liquefy, ship and deliver regasified LNG through our terminals to West Coast pipeline networks that will be $2.50 — $4.70 per million British thermal unit (MMBtu). This will enable them to compete favorably with North American domestic supplies of natural gas given current and projected natural gas market prices. On December 5, 2006, the Henry Hub spot rate for immediate natural gas deliveries was $7.32/MMBtu, and the price on New York Mercantile Exchange (NYMEX) for futures contracts for first quarter 2011 deliveries, when we expect Bradwood to be in operation, was approximately $8.02/MMBtu (this futures pricing is not necessarily indicative of actual pricing that will ultimately be experienced in first quarter 2011).
U.S. Natural Gas Market
Demand for Natural Gas
     North America is one of the largest interconnected natural gas markets in the world consuming more than 75 Bcf/d, of which the United States alone accounts for more than 60 Bcf/d. The U.S. is the world’s largest producer, consumer, and net importer of energy, ranking eleventh worldwide in reserves of oil, sixth in natural gas, and first in coal. While we believe oil will continue to be the preferred choice for the production of transportation fuels (gasoline and diesel) and coal consumption will continue to dominate as the primary fuel for existing base load electric power generation, natural gas consumption is forecast to have the greatest demand growth of all hydrocarbon fuels in the United States, driven by the need for clean and efficient mid-market and peaking power generation, for industrial use and home heating. In its 2006 Energy Outlook, the EIA forecasts U.S. natural gas demand to grow at an average rate of 1.25% per year, with gas demand increasing from its current level of 61 Bcf/d to 74 Bcf/d by 2025.
North American Gas Supply and Production
     In recent years, despite record gas prices and record levels of drilling activity, the production of natural gas in the United States and Canada has failed to increase. The 2006 EIA long-term gas outlook predicts the production of natural gas in North America to remain nearly flat through 2015 as shown below. Although U.S. unconventional production is expected to increase marginally, Canadian and conventional U.S. gas production, not including Alaska and Hawaii, is projected to decrease. With the continued increase in demand and flat production profile, a potential natural gas shortfall of as much as 13 Bcf/d is forecasted by 2015.
North America Natural Gas Supply & Demand
(Assuming an average of $5.48/MMBtu Price Scenario)
          Source: EIA 2006 International Energy Outlook & EIA 2006 Annual Energy Outlook
     As the gas market begins to recognize the expected growing imbalance between supply and demand, we expect natural gas prices will rise until the market reaches equilibrium. There has been a significant rise in the North American market reference gas price measured at Henry Hub over the past six years with prices ranging from a low of $2.72/MMBtu in January 2000 to a high of $13.36/MMBtu in October 2005 because of real or perceived shortfalls of natural gas supply.
Henry Hub (NYMEX) Historical Price
          Source: NYMEX settled prices.

Worldwide Natural Gas Reserves
     As illustrated below, over the past two decades, increases in new natural gas reserves have far exceeded the amount of gas produced during the same period, doubling the estimated proven reserves from approximately 3,300 trillion cubic feet (Tcf) in 1984 to more than 6,300 Tcf at year end 2004. Many of these increases resulted from discoveries resulting from drilling for oil. While global proven reserves have increased over 80% during the last 20 years, North American reserves have declined by 30% during the same period. In its Statistical Review of World Energy 2005, BP (formerly British Petroleum) estimates that at present production rates, proven global reserves will sustain current global demand for 66 years.
Global Proved Reserves of Natural Gas
          Source: BP Statistical Review of World Energy 2006.
     In addition, the U.S. Geological Service (USGS) in its most recent assessment, estimated that there is a 95% probability that the world outside of the United States contains over 2,000 Tcf of undiscovered natural gas reserves. The USGS median, or 50% probability estimate, is for 4,333 Tcf of still to be discovered reserves, which would mean that over 40% of the world’s total gas reserves have not yet been discovered. Almost all these undiscovered reserves are expected to be found outside North America. These undiscovered reserves combined with proven reserves would provide over 110 years of natural gas supply.
     Although the United States ranks as having the sixth-largest proved reserves of natural gas, North America as a whole, including Canada, the United States and Mexico, had proved reserves of only 263 Tcf as of 2005, representing approximately 4% of the proved global reserves at that time. North America is the only continental region where net proved reserves diminished in 2005 and is the only regional gas market where natural gas production has outstripped new discoveries. Moreover, the North American gas fields are mature and have been extensively explored and drilled. Within North America, the greatest share of the proved, but as yet large undeveloped reserves, are located in Alaska, the Mackenzie Delta, and the Yukon regions of Canada. Developing these reserves and associated infrastructure to transport this gas to market, will require massive capital investments estimated to be as high as $25 to $30 billion. Moreover, the construction of production facilities and pipelines in the Arctic wilderness is likely to face significant regulatory hurdles, and completion of this project could take up to 10 years.
Projected Uncontracted Worldwide LNG Liquefaction Capacity
     The worldwide LNG market is loosely comprised of two markets, the Pacific Basin LNG market and Atlantic Basin LNG market. The Atlantic Basin LNG market, including the U.S. East and the Gulf Coast and Europe, is predominately supplied by the Middle East region and the Atlantic/Mediterranean producing regions. The Pacific Basin LNG market, which will include the West Coast, is predominately supplied by the Asia Pacific region producers. Because of their central location, Middle East region liquefaction projects are capable of economically supplying both LNG market basins. For example, the reported cost of shipping LNG from the Middle East to the Gulf Coast is estimated to be approximately $0.04-0.10 per MMBtu more expensive than shipping LNG from the Middle East to the West Coast.
     Asia Pacific region producers currently supply approximately 45% of LNG consumed globally, and have plans to increase liquefaction capacity by more than 10 Bcf/d from 2005 to 2015. During the same time period, Middle East region producers plan to add an additional 10 Bcf/d of liquefaction capacity. The following table shows the global LNG liquefaction capacity of both existing and anticipated future facilities by producing region.

	Liquefaction Capacity			Contracted Volumes			Uncontracted Volumes
Bcf/d	2005	2010	2015	2005	2010	2015	2005	2010	2015
Pacific Basin	9.64	15.55	20.94	8.60	12.94	13.48	1.04	2.61	7.45
Middle East	4.78	12.49	15.37	4.35	12.00	14.77	0.43	0.49	0.60
Atlantic/Mediterranean	7.14	13.43	24.92	6.17	10.39	12.11	0.97	3.04	12.80

Total	21.56	41.47	61.22	19.12	35.33	40.36	2.43	6.14	20.86
          Source: Purvin & Gertz, November 2006.
     The table above shows the amount of LNG capacity currently contracted under long-term agreements. The uncontracted capacity, sometimes referred to as a supply overhang, represents the supply potential for regasification projects that require access to liquid markets that are supported by highly rated creditworthy buyers.
LNG Trends in North America
     Over its 40-year history LNG has become more competitive due to several advances in technology that have contributed to significantly lowering the cost for the liquefaction, transportation and regasification of LNG. Together, the effect of the recent technological advances, increased scale and more competition have resulted in LNG competing favorably with other sources of gas supply. We believe LNG can be delivered to the West Coast at a price of between approximately $2.50 to $4.70/MMbtu as detailed in the attached table, which shows the build up of the cost structure of the LNG value chain for various existing LNG supply projects supplying the Pacific Basin LNG market (excluding potential or proposed LNG supply projects at Gorgon, Peru and Sakhalin).

	Exploration,
	Production and	Shipping			Regas			West Coast
Plant ($/MMBtu):	Liquefaction(1)(3)	West Coast(2)			Low	—	High	Low	—	High
Ras Lasffan 3 (Qatar)	0.32	1.65	—	2.00	0.50	—	0.80	2.47	—	3.12
QatarGas 3 (Qatar)	0.57	1.65	—	2.00	0.50	—	0.80	2.72	—	3.37
Tanguh (Indonesia)	0.88	1.00	—	1.37	0.50	—	0.80	2.38	—	3.05
RasGas (Qatar)	1.51	1.65	—	2.00	0.50	—	0.80	3.66	—	4.31
MNLG 3 (Malayasia)	1.65	1.04	—	1.57	0.50	—	0.80	3.19	—	4.02
Darwin (Australia)	1.92	1.08	—	1.34	0.50	—	0.80	3.50	—	4.06
NWS (Australia)	2.46	1.19	—	1.41	0.50	—	0.80	4.15	—	4.67

(1)	Source: Wood Mackenzie, November 2006, based on 12% post tax return, including revenue from liquids.

(2)	Source: Wood Mackenzie, August 2006, based on 145,000 m3 carriers and 12% return on capital.

(3)	Source: Wood Mackenzie, November 2006, cost of Exploration & Production fully allocated to liquids production.
     LNG has been used to provide peaking services for natural gas deliveries in the United States for many years. There are 126 small scale LNG storage facilities that provide peak shaving and load balancing services throughout the United States.
     In the 1970s and early 1980s, four LNG terminals capable of receiving cargoes by LNG carrier were constructed and operated for a brief period of time. As a result of the decline in natural gas prices that occurred in the late 1970s, all but one of those terminals were decommissioned as the cost of delivered LNG became noncompetitive with conventional U.S. domestic supplies. Now, each of the decommissioned terminals has since been reactivated, and have undergone or are proposing substantial capacity expansions. Moreover, all conventional regasification facilities are fully contracted for periods in excess of 20 years.
     The following table presents the existing LNG imports terminals in the United States that are capable of receiving LNG from LNG carriers and their related daily send-out capacity:

				Send Out Capacity	Percent
Project/Location	Owner	Start-Up		(Bcf/d)	Contracted
Lake Charles (LA)	Southern Union	1982		1.80	100%
Elba Island (GA)	Southern LNG	2001	(1)	0.81	100%
Cove Point (MD)	Dominion	2003	(1)	0.75	100%
Everett (MA)	Suez LNG NA	1971		0.72	100%
Gulf Gateway (Gulf of Mexico)	Excelerate	2005		0.40	N/A (2)

Source: Poten and Partners, December 2006.

(1)	Date reflects recommissioning.

(2)	Excelerate regasification process requires specifically-designed LNG carriers.
     Although additional LNG regasification capacity is under construction in North America, less than 0.75 Bcf/d of LNG supply to North America is expected to flow through these LNG terminals to the southwestern U.S. markets.
Competition for Pacific Basin LNG Supply
     We believe the projected supply shortfall in the west coast of North America can cost-effectively be met by LNG since North America is not within economical pipeline distance of gas reserves in other regions and gas supplies from Alaska are not expected to be developed prior to 2015. Furthermore, construction of major pipelines connecting Rockies gas with eastern pipelines such as Kinder Morgan’s Rockies Express and CenterPoint’s Mid-Continent Express will transport gas production away from the west coast of North America. Whether or not the LNG industry will be able to supply as much as 13 Bcf/d of LNG by 2015 is uncertain at this stage. We believe it is likely that supply and demand will be balanced at a higher price level balancing the increased level of drilling and production and reduced demand. Under such a scenario, LNG is expected to play an increasingly significant role in balancing supply and demand.
     The LNG supply overhang is primarily concentrated in the Asia Pacific region where the availability of reserves has outpaced the growth in the Pacific Basin LNG market. Other than the west coast of North America, the likely Asia Pacific region customers for the projected additional LNG supplies in Asia Pacific and Middle East regions are the established LNG-consuming countries of Japan, South Korea and Taiwan, and the emerging economies of China and India.
     The traditional Pacific Basin LNG markets of Japan, Korea and Taiwan offer potential suppliers the advantage of an established infrastructure, relatively short supply lines and creditworthy buyers, but these markets are relatively saturated, highly seasonal, and are characterized by oligopoly/monopoly structures. Long-term pricing for LNG in the Asia Pacific market is largely based on formulae that link the LNG price to the price of selected crude oil and alternative energy products. Additionally, these contracts often contain price formulas that limit the impact of the crude oil price movements above and below certain crude oil price levels, commonly referred to as the “S” Curve. The “S” Curve typically reduces the volatility by reducing the rate of increase (when prices are high) or decrease (when prices are low) in the LNG price once certain agreed upon levels are reached.
     India and China are fast growing markets in the Asia Pacific region with huge demand potential. We believe the lack of downstream gas distribution infrastructure, non-competitive pricing, and credit uncertainty will present formidable challenges to developers of an LNG liquefaction project looking to these markets as off takers. As reported in LNG in World Markets in November 2006, China’s earlier priced LNG contracts with North West Shelf and Tangguh were priced far below global LNG prices (less than $3.80/MMBtu). Recently signed contracts, such as the Shanghai LNG/Petronas agreement, suggest China is now willing to pay closer to market rate ($5.80/MMBtu at an oil price of $60/bbl). India and Pakistan, however, based on recent negotiations with Iran and published in Platt’s LNG Daily in December 2006, are targeting to pay no more than $4.50/MMBtu for LNG compared to prices in the traditional Pacific Basin markets of approximately $6 to $8/MMBtu.

Asian LNG Prices
Source: Purvin & Gertz, NYMEX Futures, December 5, 2006
     In contrast, U.S. prices are expected to average $1/MMBtu higher than other traditional Pacific Basin markets, $2/MMBtu above China and in excess of $3/MMBtu higher than India and Pakistan. As a result, we believe LNG producers are likely to view the West Coast market more favorably than selling more LNG into India and China at terms similar to those of existing contracts.

BUSINESS
     NorthernStar Natural Gas Inc. was founded in May 2005 to develop, own and operate liquefied natural gas (LNG) receiving/importation terminals on the West Coast of the United States (West Coast). We consolidated ownership of our LNG terminal projects in March 2006 to take advantage of project portfolio diversification, economies of scale, and greater access to capital.
     The members of our senior management team have significant project development experience and have been involved in the development of more than 50 energy infrastructure projects with an aggregate cost of over $15 billion. They have been directly involved in either the development, construction or operation of nine LNG terminal projects, including our three development projects.
     Our LNG terminal projects, when complete, will provide direct access to major West Coast natural gas demand centers. We intend to negotiate and sign terminal use agreements (TUAs) for all or substantially all of the long-term base capacity of each LNG terminal with highly rated creditworthy counterparties. We expect to provide offloading and regasification services under the TUAs without taking ownership of LNG or natural gas. Each TUA is expected to have a 20-year term and to generate a steady, predictable stream of contracted fee payments with no commodity price risk. In addition, we may periodically sell capacity to third parties or purchase, regasify and sell cargoes of LNG on a spot basis as opportunities arise when the terminals’ firm capacity is not being utilized by our TUA customers, generating additional revenues to supplement those received under the TUAs.
Overview of Our Projects
     Our existing LNG terminal project portfolio consists of one project in Oregon and two projects in Southern California.
•	Our Bradwood project is designed as a land-based LNG terminal in a remote location of Oregon on the Columbia River with deepwater channel access, approximately 30 miles inland from the Pacific Ocean. We have entered into an option agreement which allows us to purchase the property through August 2008. Bradwood is engineered to have an initial sustainable base capacity of 1.0 billion cubic feet per day (Bcf/d), a peak capacity of 1.3 Bcf/d and a pre-engineered capability to expand the base capacity to 2.0 Bcf/d. Bradwood’s location offers prospective customers, via a connecting pipeline discussed more fully below in “Business —Bradwood,” convenient access to the region’s pipelines serving a 9.0 Bcf/d market across Oregon, Washington, Idaho, Nevada and Northern and Southern California. Bradwood is the only LNG terminal project in the Pacific Northwest to have completed the Federal Energy Regulatory Commission (FERC) prefiling process, and whose formal applications to the FERC have been accepted into the application process under Sections 3 and 7 of the Natural Gas Act for authorization to construct and operate an LNG receiving terminal and pipeline. We are anticipating regulatory approvals by the FERC and remaining state and local authorities in the third quarter of 2007. Based on this permitting timeline, we anticipate the start of terminal construction in the fourth quarter of 2007, and the commencement of commercial operations in the first quarter of 2011.

•	Our Clearwater project has contracted for the use of Platform Grace, an existing oil and gas production platform located in federal waters approximately 13 miles offshore of Oxnard, California, which we intend to convert into an LNG terminal. We have entered into an option agreement which allows us to purchase the property through March 2012. The current owner will terminate oil and gas production activities and permanently abandon production wells prior to our taking possession of the platform. We plan to refurbish and reconfigure the platform for regasification of LNG and to add two floating mooring docks capable of accommodating large LNG carriers. Clearwater is engineered to have a sustainable base capacity of 1.2 Bcf/d and a peak capacity of 1.4 Bcf/d. The platform will be connected by a 13-mile offshore pipeline to the Southern California Gas Co. (SoCalGas) pipeline network and storage infrastructure serving the 4.0 Bcf/d Southern California market. SoCalGas will construct 65 miles of pipeline to connect and to loop the existing system to receive 1.4 Bcf/d on a firm basis. Clearwater signed a Collectable Work Agreement with SoCalGas in 2004 to initiate the engineering design of the pipeline and in August 2006 we entered into a Collectable System Upgrade Agreement with SoCalGas for the design and construction of the required pipeline facilities. Clearwater filed its original Deepwater Port (DWP) license application in February 2004, and, following our purchase of this project in late

March 2006, we submitted an amended and restated application in June 2006 as a more comprehensive response to additional data requests with direction from the relevant state and federal regulatory agencies. Based upon new agency reviews, the U.S. Coast Guard and the California State Lands Commission are expected to move forward with engagement of a contractor for the preparation of our draft environmental reports. We are anticipating regulatory approval in the second quarter of 2008, the commencement of construction in the third quarter of 2008, and commencement of commercial operations in the second quarter of 2010.

•	Our Orion project has a target location about 25 miles offshore of Carlsbad, California with direct access to the Los Angeles and San Diego markets. Orion is expected to be designed to include a concrete hull floating storage and regasification unit with a sustainable base capacity of 1.2 Bcf/d, a peak capacity of 1.5 Bcf/d. We intend to pursue the development of Orion in conjunction with the approval process of our Clearwater project.
     Our three LNG terminal projects are designed to have an aggregate sustainable base capacity of 3.4 Bcf/d and expansion capability that could increase our base capacity to 4.4 Bcf/d.
     We expect the proceeds of this offering to fund the equity portion of the construction of our Bradwood LNG terminal project, to fund the continued development of our remaining initial projects, and to fund the development of LNG projects in addition to our initial projects that we determine to have strong development potential, to pay the transaction costs related to this offering and to fund working capital for general corporate purposes. We expect construction of our LNG terminals to be funded by project financings supported by TUAs with highly rated creditworthy parties. The aggregate construction cost for our Bradwood and Clearwater projects is projected to be approximately $1.4 billion, excluding interest during construction and financing fees. Through September 30, 2006, we have incurred a total of approximately $20.8 million in development costs for all three of our projects.

Our Company

	NorthernStar Natural Gas Inc.

	Bradwood	Clearwater	Orion

	Columbia River,	13 miles offshore	25 miles offshore
Location:	Bradwood OR	Oxnard CA	Carlsbad CA
	(dollars in millions) (capacity in Bcf/d)
Base capacity	1.0	1.2	1.2
Peak capacity	1.3	1.4	1.5
Expanded base capacity(1)	2.0	—	—
Target market(s)	OR, WA, ID,
	CA, NV	S. CA	S. CA
Market size	9.0	4.0	4.0
Primary permitting authority	FERC	Coast	Coast
		Guard/CSLC	Guard/CSLC
Expected primary permit	Third Quarter 2007	Second Quarter 2008	Not determined
Expected commercial operations	First Quarter 2011	Second Quarter 2010	Not determined
Estimated remaining development cost from October 1, 2006(1)	$18	$20	$24
Estimated construction cost(1)(2)	$600	$800	Not determined

(1)	Excludes development and construction cost of Bradwood base capacity expansion from 1.0 to 2.0 Bcf/d, excluding interest during construction and financing fees of approximately $230 million.

(2)	Excluding interest during construction and financing fees.
Our Competitive Strengths
     We believe that our competitive strengths include the following:
     Strategic project locations provide Pacific basin suppliers with access to attractive U.S. West Coast markets. We have selected the locations of our LNG terminals because each offers (i) access to attractive markets; (ii) reduced downstream transportation costs for our customers; (iii) the opportunity for cost-effective development and construction, reducing unproductive capital investments; and (iv) reduced development time for permitting and construction.
     Significant barriers to entry based on advanced positioning in regulatory approval processes and natural / existing infrastructure of LNG Terminal sites. We believe that Bradwood and Clearwater, if completed on schedule, will be the first operating LNG terminals in their respective markets. Bradwood is the only LNG project in the Pacific Northwest to have completed the Federal Energy Regulatory Commission (FERC) prefiling process under Section 3 of the Natural Gas Act for authorization to construct and operate an LNG receiving terminal. We believe Bradwood is approximately 6 to 12 months ahead of competing projects in the region reflecting the current stage of its permitting activities. Its deepwater location does not require a costly breakwater or significant dredging. Clearwater utilizes an existing platform and does not require construction of LNG storage facilities, thus we believe that it can have a 24 to 30 months shorter construction period compared to other offshore terminal designs.
     Portfolio of LNG Terminal projects provides economies of scale, market optionality and increased likelihood for success. We believe that our portfolio of LNG terminal projects in Oregon and California will be more attractive to potential TUA capacity holders than single project entities because we can provide our terminal customers with flexibility to deliver

LNG supply to multiple receiving points connecting to several major pipelines and West Coast markets. Further, we believe that simultaneously pursuing a portfolio of LNG terminals will provide economies of scale at the development, TUA marketing, financing, construction and operating stages. We believe that we will be able to leverage our knowledge and experience as we develop our projects to expedite the permitting process and to increase the likelihood of success for each successive project.
     Seasoned and incentivized management team with significant project development experience. The members of our senior management team have significant project development experience, having been involved in the development of more than 50 energy infrastructure projects with an aggregate investment of over $15 billion. They have been directly involved in either the development, construction or operation of nine LNG terminal projects worldwide including all the existing projects currently being developed by us. Following the completion of this offering, our senior management team will, directly or indirectly, control approximately      % of our outstanding common stock.
Our Strategy
     Our strategy is to become a leading independent LNG terminal developer, owner and operator in our targeted markets. These markets, including the West Coast, are those that we believe offer: (i) attractive margins to potential LNG suppliers; (ii) fewer LNG terminal competitors; (iii) high barriers to entry; and (iv) the potential to allow us to charge competitive rates with attractive margins. We intend to implement this strategy through the following steps:
     Target LNG Terminal Sites with Attractive Margins. We are presently developing LNG terminals on the West Coast to help satisfy the region’s substantial existing and forecasted demand for natural gas with LNG supplies from Asia Pacific, Middle East, and other potential LNG producers. We believe these gas producers view the liquid, heavily-traded, creditworthy U.S. market as an attractive alternative to other Pacific Basin LNG markets. We believe the barriers to entry caused by the significant regulatory, environmental and public-concern hurdles in the West Coast market will limit the number of LNG terminals built in this market. We believe that implementation of our low cost, first-to-market strategy will give us a competitive advantage in securing TUAs with attractive margins and creditworthy counterparties and in obtaining project financing for construction of our LNG terminals.
     Disciplined Project Development. The successful development and construction of LNG terminal projects requires managing the complex interaction of legal requirements, regulatory processes, technical knowledge, political environments, public policy and construction execution. Members of our senior management team, who have developed more than 50 energy infrastructure projects with an aggregate cost of over $15 billion, have formulated a disciplined project site feasibility and pre-screening process to identify attractive terminal locations, and are adept at identifying significant issues and challenges in completing our LNG terminals that require early resolution. Once a site is selected, our senior management actively manages our project team of seasoned professionals, who are supported by leading engineering, environmental, regulatory and legal firms. Each project team strives to anticipate difficulties, define strategies and analyze the needs of each constituent group and regulatory body so as to design the project to achieve as much collaboration and widespread support as possible. By applying our disciplined project development program, we believe that we will incur lower development and capital costs and more quickly complete our projects. We believe that rapid and responsible development of low-cost LNG terminals will greatly increase our likelihood of success.
     Build Cost-Effective Terminals. Our disciplined project development strategy includes a process for completing LNG terminals whose cost-effectiveness and location should allow us to generate attractive margins from our TUAs. We have sited, and are designing and engineering our LNG terminals to be cost-effective, reducing unproductive capital investments by: (i) locating our projects in close proximity to major interstate gas transmission pipelines, thereby reducing pipeline interconnection and construction costs, (ii) maximizing use of existing infrastructure where possible, such as the existing platform for Clearwater and the existing onshore third-party natural gas storage facilities in Southern California, and (iii) selecting sites that are well-suited for LNG terminal operations such as Bradwood, whose deepwater location does not require a costly breakwater or significant dredging.
     Secure Long-Term Terminal Use Agreements. We intend to negotiate and sign firm capacity 20-year TUAs with highly rated creditworthy LNG suppliers, marketers, distribution utilities or industrial consumers for all or substantially all of our terminal base capacity. We expect that the terms of our standard TUA will include an initial fee at the time of execution of the TUA, a fixed reservation charge for the monthly throughput capacity, and a variable charge for each million British thermal unit (MMBtu) processed through the facility.

Our Projects
     Set forth below are descriptions of each of our current projects, including our current design plans, the permitting status and information on anticipated operations. All three of our projects are in the development stage and none have received necessary permits for construction or operation. We cannot assure you that the projects will be completed as currently planned or at all.
Bradwood
     The Bradwood site is located on the south bank of the Columbia River in Oregon 30 miles from the Pacific Ocean, with direct access to a deepwater channel capable of accommodating LNG carriers with sizes up to 220,000 cubic meters. We designed the Bradwood site to have an initial sustainable base capacity of 1.0 Bcf/d, a peak capacity of 1.3 Bcf/d and an on-site storage capacity of 7.0 Bcf/d provided by two 160,000 cubic meter storage tanks. The Bradwood site has also been designed to accommodate an additional 160,000 cubic meter storage tank, additional vaporization capacity and gas compression along the connecting pipeline to expand the base capacity to approximately 2.0 Bcf/d. We hold an option to purchase the site, comprised of approximately 420 acres with approximately 55 acres zoned for Marine Industrial use.
     We have agreed with Northwest Natural Gas Company (NW Natural) to coordinate the permitting of a connecting pipeline under a consulting services agreement, which also provides NW Natural with a non-exclusive option to construct and own the connecting pipeline (Bradwood Pipeline). NW Natural is headquartered in Portland, Oregon and is primarily engaged in the local distribution of natural gas to over 600,000 customers through separate systems in Oregon.
     In addition to the Bradwood Pipeline application, we have recently submitted a request for service to TransCanada and NW Natural for their open season under which they would construct, own and operate a pipeline that would connect the Bradwood terminal to Williams’ Northwest pipeline at Molalla and TransCanada’s GTN Pipeline near Madras. This will provide Bradwood and/or other shippers with gas transportation service from the LNG terminal to the pipeline systems of both the Northwest Pipeline Company and TransCanada’s GTN Pipeline, which can deliver approximately 2.0 Bcf/d into Northern California at the Malin, Oregon interconnect point.
     We estimate the total capital required for constructing Bradwood LNG terminal to be approximately $600 million, excluding interest during construction and financing fees, which we expect to fund through a combination of project financing, proceeds from this offering and proceeds from future debt or equity offerings. We estimate the remaining project development expenses to reach the construction phase to be approximately $18 million, which we intend to fund with existing cash and equivalents.
Pacific Northwest Market
     The U.S. Pacific Northwest gas market is supplied by three main corridors: the Northwest Pipeline Corporation owned pipeline system, which runs along the Pacific coast to southwestern Oregon; the Northwest Natural Gas owned pipeline system, which runs through Western Oregon; and the Gas Transmission Northwest Corp owned pipeline which runs from Alberta’s Western Canadian Sedimentary Basin to Northern California. Together these pipelines access the Oregon, Washington, Idaho, Nevada and California gas markets, which in the aggregate averaged 8.8 Bcf/d in 2004.
     Natural gas demand in the Pacific Northwest gas market (i.e. Oregon, Northern California, Idaho, Washington and Nevada) averaged 4.5 Bcf/d in 2005. Industrial consumers accounted for over 1.3 Bcf/d of gas demand, commercial/residential consumption averaged 1.5 Bcf/d of gas demand, and natural gas fired power plants consumed an average of 1.7 Bcf/d of natural gas during this period.
     According to Wood Mackenzie, natural gas demand in the Pacific Northwest is expected to increase 1.9% annually compared to 1.5% nationally due to expanding coastal population and difficulty of getting coal power plants permitted in California. Through 2015, peak demand is expected to grow from approximately 5.5 Bcf/d in 2005 to approximately 6.4 Bcf/d in 2015.
     According to the InterContinental Exchange (ICE) the Pacific Northwest gas market is among the most liquid gas markets in the country, as illustrated by the growth in trades at key market hubs such as Malin and PG&E Citygate, where next day trades have nearly tripled between 2003 and

2005 to volumes that rival Henry Hub. Average actual trades per day for 2005 were 52 with an average of 20 parties in PG&E Citygate and 48 per day with an average of 21 parties at Malin, compared to 69 trades with an average of 30 parties for Henry Hub.
Bradwood Development
     Permitting Status
     Bradwood is the only LNG terminal project in the Pacific Northwest to have completed the Federal Energy Regulatory Commission (FERC) prefiling process, and whose formal applications to the FERC have been accepted into the application process under Sections 3 and 7 of the Natural Gas Act for authorization to construct and operate an LNG receiving terminal and pipeline. Under its current policy, the FERC will not regulate the terms and conditions of service or the rates charged for LNG terminal services by the Bradwood LNG terminal. However, the terms and conditions of services as well as the rates charged by the Bradwood Pipeline will be regulated by the FERC and service thereon will be on an open access basis. We are anticipating commencing commercial operations in the first quarter of 2011.
     Under the federal Natural Gas Act, as amended in 2005, the FERC now has exclusive authority to approve the onshore siting of LNG terminals, subject to certain state approvals required under the federal Coastal Zone Management Act, the federal Clean Air Act, and the Federal Water Pollution Control Act. In March 2005, Bradwood was accepted by the FERC into the FERC’s pre-filing process for both its LNG terminal and pipeline. In accordance with the FERC’s pre-filing process, we prepared detailed draft environmental and technical resource reports (Resource Reports), for review by the FERC staff, state and federal agencies, as well as the general public. A formal application was submitted in June 2006, successfully moving the project from pre-filing to final application stage. The FERC is the lead agency for preparation of the Environmental Impact Statement (EIS), for the project pursuant to the National Environmental Policy Act of 1969. Consistent with the FERC’s published environmental report guidelines, we have conducted numerous detailed studies required to complete the preparation of 13 Resource Reports for the LNG terminal and 12 Resource Reports for the Bradwood Pipeline, each of which covers all of the topics specified by FERC guidelines. Since acceptance into the FERC’s pre-filing process, we have successfully completed two rounds of public meetings, submitted three draft filings with the FERC of all required Resource Reports and responded to comments in an iterative process designed to ensure that a thorough and detailed analysis of all aspects of the proposed project has been conducted. We have fully addressed or are currently addressing all comments and questions that we have received from the FERC staff as part of the FERC pre-filing and the FERC authorizations process. While not necessarily required by FERC regulations, we have also sought to respond to information requests from other federal and state agencies, counties and other local jurisdictions, first responders, local residents and other interested parties. As noted, a formal application was successfully filed.
     In addition to the preparation of the Resource Reports and the responses to information requests noted above, the FERC process requires, and we have successfully completed, multiple public meetings for both the LNG terminal and the Bradwood Pipeline. These meetings have been held in Astoria, Knappa, Longview and Cathlamet, Washington, and included several pipeline routing tours and several terminal site visits and open houses for the general public and all relevant state and federal agencies. We have received comments from the public at each of these meetings and we have incorporated responses to relevant comments in our current design and the resource report filings with the FERC.
     In April 2005, we submitted a notice of intent to the Oregon Department of Energy (ODOE), which is the initial filing required to begin the ODOE’s energy facility siting process that is implemented by the Oregon Energy Facility Siting Counsel (EFSC). However, after the enactment of the federal Energy Policy Act of 2005 in the fall of 2005, which gave the FERC exclusive authority to site LNG terminals, the EFSC suspended its siting process for the LNG terminal. Since that time, the ODOE has acted to coordinate comments between the various Oregon state agencies and the FERC. We have worked collaboratively with the ODOE during this period to respond directly to the legitimate concerns of various Oregon state agencies and to encourage Oregon’s participation in, and acceptance of, the FERC process.
     We have filed applications for the principal permits and approvals required outside of the FERC authorizations, including the U.S. Army Corps joint permit application for water quality, the Oregon Air Emissions Permit, the Washington State Joint application permit for the pipeline, and the Oregon Coastal Zone Consistency determination. We have also prepared a Waterway Suitability Assessment (WSA) and submitted to the Coast Guard for its review, whose conclusions will be provided to the FERC as part of the FERC authorizations process. In connection with the WSA, we have conducted numerous information gathering meetings and work sessions with members of the Coast Guard, local police forces, fire departments, emergency response personnel, the ODOE, port user groups and senior managers of upstream ports. We have also done extensive modeling of the river transit and berthing/unberthing maneuvers using a world class ship simulator and have had Columbia River pilots validate the adequacy of the tugs and the marine turning basin under extreme weather and river flow conditions.
     We are working closely with other state, federal and local agencies in the region in an effort to meet or exceed all environmental and safety standards, and to address any relevant concerns. We have coordinated and participated in numerous agency project meetings and permitting coordination efforts that include representatives of the Environmental Protection Agency, the U.S. Fish and Wildlife Service, the National Oceanic and Atmospheric Administration Fisheries Department, the Oregon Department of Fish and Wildlife, the Oregon Attorney Generals Office, the Washington Department of Fish and Wildlife, the Oregon Department of State Lands, the Oregon Department of Land Conservation and Development, the Washington Department of Ecology, the Oregon Department of Energy, the Oregon Department of Environmental Quality, the U.S. Army Corps of Engineers, the Oregon Department of Geological Resources, the Governor’s Regional Economic Development Team, the U.S. Coast Guard, the U.S. Department of Transportation, the Oregon Department of Transportation, the Oregon State Historic Preservation Offices, the Oregon Department of Agriculture and various other agencies with input into the permitting process. We are also coordinating closely with local county planning departments to ensure that all legitimate public and municipal concerns are addressed appropriately. Through cooperative efforts with these agencies, we believe that we have implemented a proactive approach that has fostered a positive working relationship and has allowed Bradwood to progress through the regulatory process on schedule and on budget.
     As part of the Bradwood permitting and development process, we have completed various studies, designs and engineering plans necessary for the development of the project. The results of such studies, plans and designs have been reported to the various agencies involved in the process of permitting, and have been reviewed in working sessions with various agencies.
     As part of the Bradwood permitting and development process, we are currently completing a number of further studies, designs and engineering plans, including:
•	pipeline geotechnical studies

•	pipeline access agreements and environmental surveys (as obtained)

•	emergency response plan
     We filed Bradwood’s formal applications for the FERC authorization in June of 2006 and will have filed the remaining significant state and federal permits not included in the FERC process by the end of the fourth quarter of 2006. We are planning to obtain all permits by the third quarter of 2007.
     Pipeline Status and Access to Natural Gas Storage
     We engaged NW Natural under a consulting services agreement to assist Bradwood with, and to manage other third party consultants in, the preparation of the materials required to file the federal, state and local permits to construct and operate the Bradwood Pipeline. In June 2006, we filed an application for the Bradwood Pipeline (pursuant to Section 7c of the Natural Gas Act of 1938). Simultaneously, we are nearing completion of our negotiations with Bradwood’s pipeline partner, NW Natural, for NW Natural to construct and own the Bradwood Pipeline. If these negotiations result in a definitive agreement, we anticipate transferring to NW Natural any FERC authorizations that we may have received that are necessary for NW Natural to construct and operate the pipeline.
     NW Natural currently provides interstate natural gas storage services to third parties at its Mist storage facility. Shippers on the Bradwood Pipeline would have access to storage at NW Natural’s Mist storage facility, subject to agreement with NW Natural on storage service. The Mist storage facility currently has a maximum daily deliverability of 440,000 MMBtu/d and a total seasonal working gas capacity of 13.9 Bcf. Additionally, through NW Natural’s pipeline facilities, Bradwood’s customers could access available storage from the Jackson Prairie storage facility, located in Washington. The Jackson Prairie facility has a total maximum deliverability of approximately 884,000 MMBtu/d and a total working gas capacity of approximately 21.6 Bcf that is divided among the three facility owners. Through NW Natural transportation arrangements, gas from Bradwood will have access to TransCanada’s GTN Pipeline, which runs from Kingsgate at the Canadian border to

Malin in Northern California, as well as markets in Nevada and Idaho. LNG suppliers owning LNG terminal capacity in Bradwood will have access to 9.0 Bcf/d of natural gas demand.
     In addition to the Bradwood Pipeline application, we have recently submitted a request for service to TransCanada and NW Natural for their open season under which they would construct, own and operate a pipeline that would connect the terminal to Williams Northwest at Molalla and TransCanada’s GTN Pipeline near Madras. This will provide Bradwood and/or other shippers with gas transportation service from the LNG terminal to the pipeline systems of both the Northwest Pipeline Company and TransCanada’s GTN Pipeline, which can deliver approximately 2.0 Bcf/d into Northern California at the Malin, Oregon interconnect point.
     Property Status
     We hold an option to purchase the Bradwood property. The option term expires on August 15, 2008. In August 2006, we paid $200,000 to extend the option through August 15, 2007, and subsequently will be required to pay $400,000 to extend the option an additional year through August 15, 2008. The final $400,000 payment may be reduced to $200,000 provided that Bradwood agrees that an affiliate of the owners can perform all preparation work at the Bradwood site at a fair market price to be negotiated. During the option period, Bradwood has the right to use all existing licenses, permits and written reports of inspections related to the property. The exercise price for the option is $9 million prior to August 15, 2007 and $10 million thereafter.
     Community Relations
     We are engaged in developing local support in the project area. We have employed a community liaison director since mid-2005, and have solicited the support of certain local and regional union leaders and local business leaders. Our community liaison director resides in Astoria and oversees our Astoria office. In addition, we have sponsored local charitable events to develop support from individuals, businesses, political leaders, local development groups and the Port of Astoria. We have reached out to many local groups through education, distribution of information and involvement in community events.
Bradwood Design
     We designed Bradwood to have a sustainable base capacity of 1.0 Bcf/d, a peak capacity of 1.3 Bcf/d and, initially, on site storage capacity of 7.0 Bcf in the form of two 160,000 cubic meter storage tanks. The design includes a dedicated LNG carrier berthing facility capable of handling LNG carriers as large as 220,000 cubic meters with an LNG cargo unloading rate of 12,000 cubic meters per hour (m3/hr). The LNG will be transferred from the LNG carrier to the LNG storage tank using pumps on the LNG carrier and conventional LNG unloading arms located on the dock. The LNG will be held in the LNG storage tanks until needed. The design includes a vapor management system to handle the boil-off gas that forms as the LNG is unloaded and as it warms in the storage tanks. During normal operations, no vapors will be discharged to the atmosphere; instead, the LNG terminal is designed to contain and reprocess gas vapors for sale. The vapors will be pressurized by boil-off gas compressors and condensed in boil-off gas condensers. The LNG will then be removed from the storage tanks with pumps located inside the storage tanks that increase the pressure of the LNG to approximately 1,320 pounds per square inch gauge, or psig. The send out pumps are designed to transfer the LNG to submerged combustion vaporizers, which will warm the LNG to a gaseous state. Submerged combustion vaporizers are large water baths with stainless steel tubes submerged within the warm water. These vaporizers allow LNG to flow through the inside of the tubes where it is warmed by the heat transferred by the water bath. Approximately 1.5% of Bradwood’s LNG send out capacity is expected to be combusted by the vaporizers to maintain the temperature of the water bath at about 60 degrees Fahrenheit to vaporize the LNG. Natural gas will exit the vaporizers at a maximum pressure of 1,280 psig, with a minimum gas send out temperature from the LNG terminal of 35 degrees Fahrenheit.
     Following vaporization, the high-pressure gas will then pass through a metering station at the input valve of the connecting pipeline. Standard gas instrumentation will be installed to measure pressure, temperature, gas composition, gas flow volume and the energy (Btu) content.
     The natural gas from the terminal then flows into the connecting Bradwood Pipeline which will be 36 inches in diameter for approximately 19 miles through Oregon and reduced to 30 inches as it passes under the Columbia River and travels an additional approximately 17 miles through Washington. The natural gas will then be metered once more before it will pass into the Williams NW Pipeline near Kelso, Washington, which is one of the main interstate pipelines serving the Pacific Northwest and British Columbia.
Bradwood Expansion
     The Bradwood project has been designed to take advantage of future opportunities for expansion of the LNG terminal, as well as supporting the expansion of the gas transportation infrastructure in the Pacific Northwest. Bradwood has not sought any authorization to expand the currently planned LNG terminal from its present design base of 1.0 Bcf/d. However, subject to receipt of all required additional permits, the LNG terminal is designed to be readily expandable to a sustainable base capacity of 2.0 Bcf/d with the addition of a third storage tank and additional vaporizers and pumps at an estimated capital cost of approximately $230 million, excluding interest during construction and financing fees, potentially making any potential expansion of Bradwood the lowest incremental LNG capacity in the Pacific Northwest. The Bradwood site layout and connecting pipeline are currently designed to accommodate such an expansion.
Clearwater
     Clearwater is sited 13 miles offshore of Oxnard, California and is currently anticipated to be constructed on Platform Grace, an existing oil and gas production platform currently owned by Venoco, Inc. We designed Clearwater to have a sustainable base capacity of 1.2 Bcf/d and a peak capacity of 1.4 Bcf/d. The project design includes two floating docks (mooring facilities), located approximately 400 feet from the platform, and a 36 inch diameter 13 mile sub-sea pipeline to transport natural gas from the platform to shore. The sub-sea pipeline will cross the beach via an underground horizontal directional drill and terminates at an existing operational electrical generation plant at Mandalay Beach in Oxnard, from which the gas would be transported through a 36 inch diameter onshore pipeline 14 miles to the SoCalGas trunk line system at Center Road, which will be established as a new receipt point into the SoCalGas system. The Clearwater project will not have LNG storage facilities other than those associated with our LNG carriers because there is abundant existing gas storage (122 Bcf) in the SoCalGas system and the incremental cost of developing offshore LNG storage is not justifiable. We expect all onshore pipeline segments to be constructed, owned and operated by SoCalGas as an integrated component of their gas transmission system. SoCalGas has extensive experience in building gas pipelines in Southern California and their franchise allows them to utilize any public road as a right-of-way. By maximizing the use of existing infrastructure (existing platform and gas storage facilities), the project is designed to minimize the impact of the LNG terminal on coastal resources and is expected to have a lower capital cost than competing terminals. Depending on the ultimate configuration of the facility, certain federal and/or state authorizations to construct and operate the natural gas pipelines associated with the facility may need to be obtained.
     We estimate the total capital required for constructing Clearwater to be approximately $800 million, excluding interest during construction and financing fees, which we expect to fund through a combination of project financing and proceeds from future debt or equity offerings. The advantage of using the Platform Grace existing infrastructure is that we believe our LNG terminal can be constructed in 18 to 24 months from the commencement of construction, compared with typical construction completion time for another offshore facility of four to five years. We estimate the total remaining project development expenses to reach the construction phase to be approximately $20 million, which we intend to fund with a portion of the proceeds of this offering.
Southern California Gas Market
     Primary supply sources to the Southern California gas market, which include both the SoCalGas and SDG&E utilities gas systems, are the Rocky Mountain region, Canada and California on- and off-shore production. The interstate pipelines that supply this market are the El Paso Natural Gas Company pipeline (El Paso), Transwestern Pipeline Company pipeline, Kern River Gas Transmission Company pipeline, Mojave Pipeline Company pipeline, Questar Southern Trails Pipeline Company pipeline and Gas Transmission Northwest pipeline via the PG&E intrastate pipeline system. The SoCalGas transmission system interconnects with El Paso at the Colorado River near Needles and Blythe, California, and with Transwestern and Southern Trails near Needles. According to SoCalGas, its gas system, is capable of delivering approximately 6.0 Bcf/d of gas into the market through a combination of storage withdrawal and pipeline deliveries. The maximum existing point capacity from existing pipeline interconnects is 3.9 Bcf/d. The historical peak demand has been 5.3 Bcf/d.
     According to Wood Mackenzie, natural gas demand in the Southern California gas market region averaged 3.7 Bcf/d in 2005. Industrial consumers account for 46% of gas demand, commercial/residential consumption averaged 32% of gas demand, and natural gas use for power generation averaged 21% of gas demand. Gas demand is expected to grow at 1% annually.
     The Southern California gas market is among the most liquid gas markets in the country. According to the Intercontinental Exchange, or ICE, short-term physical liquidity of the SoCalGas trading hub has tripled in the past two years. Next day trade volumes for 2005 was 416,000 MMBtu compared to 516,000 MMBtu for Henry Hub, while actual trades per day were 52 with 22 parties in Southern California compared to 69 trades with an average of 30 parties for Henry Hub.
Clearwater Development
     Permitting Status
     The Clearwater application package was originally filed under the name of Clearwater’s predecessor company, Crystal Energy, LLC in February 2004. This application package included both a Deepwater Port (DWP) license application to the Coast Guard and a State Tidelands Lease Application to the California State Lands Commission (CSLC). Following an initial 30-day application completeness review completed by the Coast Guard and the CSLC, a request for additional project information was received. A response to comments package and amended application package was resubmitted to the Coast Guard and CSLC in July 2004. In addition to the initial project application materials, a Development and Production Plan (DPP), an amendment was submitted to the Minerals Management Service (MMS) to address questions raised regarding the termination of oil and gas production activities on Platform Grace. Additional comments were received on this application package and a response package was prepared and submitted in January 2005. This response package ultimately led to a May 31, 2005 comment letter from the Coast Guard (representing joint federal and California state agency positions) that provided further guidance and required four key data requirements which had to be provided before the responsible agencies could consider the application to have sufficient data to commence preparation of the draft environmental report. Completing the work required to address the specific data requirements and responding to the compendium of other agency comments has been the focus of project development activities over the past year. During that time, the project team renegotiated the Grace Platform agreement to clarify a number of site control issues, significantly expanded the detail in the platform stability analyses, obtained detailed offshore geophysical and geotechnical surveys and completed the studies of the expansion of the SoCalGas pipeline infrastructure to ensure the continuous delivery of up to 1.5 Bcf/d into the main SoCalGas trunk line system.
     In response to the Coast Guard letter of May 2005, Clearwater submitted an amended and restated Deepwater Port License, California State Lands Lease applications and DPP. The applications were submitted in June and July of 2006. Comments have been received and additional information has been provided. A solicitation package to engage a contractor to prepare the joint Draft Environmental Impact Study (DEIS) and Draft Environmental Impact Report (DEIR) for US Coast Guard and the CSLC should be released in first quarter 2007.
     The environmental review process for the proposed Deepwater Port project includes the preparation of a DEIS in accordance with the guidelines established under the National Environmental Protection Act (NEPA). Preparation of the DEIS is necessary to issue approvals for the Deepwater Port License. Under a memorandum of agreement between the Coast Guard, MMS, and Maritime Administration (MARAD), the EIS lead agency will be the Coast Guard. At the state level, environmental review is addressed under the regulations established under the California Environmental Quality Act (CEQA). A joint Environmental Impact Report/Environmental Impact Statement has been determined to meet the required documentation for approvals at both the state and federal requirements. The CSLC was designated as the state’s lead agency for preparation of the CEQA documentation. In addition, a separate Memorandum of Agreement between the Coast Guard and CSLC is in place to facilitate the cooperation of the federal and state permitting agencies, to contract and direct the preparation of the DEIS/EIR by a third party contractor.
     As part of the permitting and development process for Clearwater, various studies have been completed. Results of these studies have been reported to the various agencies involved in the process of permitting, and have been included in working sessions with the agencies to discuss permitting progress and scheduling.

     Platform Commercial Status
     On March 1, 2006, Clearwater entered into a new agreement with Venoco Inc. to secure access to and use of Platform Grace, the existing platform. Under the terms of this agreement, the third party granted Clearwater an option to either (a) lease Platform Grace and certain related assets for a period consistent with Clearwater’s regulatory approvals, or (b) purchase Platform Grace and certain related assets for a purchase price equal to the sum of (i) $1.00, (ii) an annual payment payable each year during the construction period (until the commencement of commercial operations) in the amount of $6 million for the first two years, $8 million for the third year and $10 million thereafter, (iii) the assumption of platform abandonment obligations, which have been estimated by the MMS to be less than $38 million, and (iv) following the commencement of commercial operations, the conditional obligation to pay an annual throughput fee to the third party of $0.04 per MMBtu based on gas throughput for the balance of the LNG terminal project’s commercial operations, but with a minimum payment of $11,800,000 per year based upon a contract volume of at least 800,000 MMBtu for all scheduled operating days. The actual throughput fee could be higher if throughput volumes exceed 800,000 MMBtu. The option may be exercised by us during the period commencing on January 1, 2008 and ending on March 1, 2012. To exercise the option, Clearwater must (x) certify to the owner that it has determined that it will proceed to develop and operate the LNG terminal, (y) provide certain letter of credit security for its payment and performance obligations, and (iii) obtain certain amendments to the existing MMS regulatory approvals for Platform Grace and the lease area in order to address Clearwater’s permitted use and eventual abandonment and removal of Platform Grace. Once the option is exercised, the owner has 120 days to cease oil and gas production from the platform and to remove all production related equipment. The option expires on March 1, 2012, and has an annual cost of $1,000.
     Community Relations
     As part of the development process, Clearwater provided information at the community level about the project and LNG in general. We have opened a local office in Oxnard and retained two members of the local community to act as our community liaisons directors. The community liaison efforts will continue and increase as the project progresses through the regulatory approval process.
Clearwater Design
     The principal components of our Clearwater Port LNG terminal will be an LNG carrier-to-platform cryogenic transfer system, the existing Platform Grace, LNG hubs, ambient air vaporizers, selective catalytic reduction and a sub-sea steel pipeline. The design allows for the safe and efficient vaporization of LNG with significantly lower emissions. The cryogenic LNG transfer system will unload LNG carriers at the berths and transport the LNG to the regasification platform via a sub-sea LNG pipeline utilizing shipboard pumps that will offload LNG carriers at a rate of up to 2,700 m3 per hour or 1.4 Bcf/d and consist of the following key components:
•	Ambient Air Vaporizers — The vaporization process will utilize ambient air vaporizers (AAV) to provide most of the heat, approximately 80%, required to re-gasify the LNG. AAV’s extract heat from the air, versus burning fuel to create heat, which is the process utilized in other West Coast terminals. The result is lower operating costs, and greatly reduced emissions. An offshore platform is an ideal facility to utilize this technology.

•	SSP Loading Buoy — each berth will include an SSP buoy with a marine service LNG loading arm to connect to the LNG carrier’s manifold. The unloading buoy will not be part of the mooring system; it will be secured alongside the LNG carrier. Emergency release couplings will be incorporated at the connection point to the LNG carrier manifold to facilitate a safe and rapid disconnection if required.

•	SSP Floating Dock — the terminal will include two floating docks or berths to receive and unload LNG carriers. Each berth will utilize eight SSP buoys to moor the LNG carrier. Buoy-based mooring systems are common in the oil and gas industry and a similar system is being proposed for the Main Pass LNG terminal in the Gulf of Mexico utilizing a competitive technology. Our SSP mooring buoy design has received a formal “Approval in Principle” for this application from the American Bureau of Shipping.

•	LNG Flexible Pipeline — a cryogenic flexible pipeline will transport LNG from the unloading buoy to a sub-sea pipeline and manifold on the sea floor. Small diameter flexible cryogenic lines have been in use in the U.S. for many years at land-based terminals, and the development of larger diameter LNG lines has been ongoing for many years. We are separately working with OPE, Technip and U.S. Hose Corporation to develop two alternative designs for the flexible LNG riser pipeline. OPE, Technip and U.S. Hose Corporation expect to have completed testing and to have received certification for service within the project schedule.

•	Vacuum Jacketed LNG Pipeline — a rigid pipe-in-pipe (PIP) vacuum jacketed cryogenic pipeline will transfer LNG from the manifold to the platform. Onshore LNG PIP systems are currently being installed at a Gulf Coast terminal under construction. Sub-sea PIP systems have been used in West Africa since 1995 to transport refrigerated liquefied petroleum gas (LPG) to offshore tanker loading systems.

•	Platform Recertification — The platform design and construction of the new platform will be recertified to current standards for the new use as an LNG terminal. The American Bureau of Shipping will perform the certification function under both MMS and Coast Guard regulations for structure certification as the Certified Verification Agent and Certifying Entity, respectively. Seismic, storm and fatigue analyses have been completed to assess performance of the structure to in its new service based on current design standards and criteria to identify any structural modifications that may be necessary to bring the platform into compliance. The analyses demonstrated that Platform Grace will require minimal reinforcement to support the proposed development. To confirm the results of the analyses, an extensive sub-surface inspection of Platform Grace was completed in November 2006. The inspection included an extensive survey for corrosion including wall thickness measurements to check for material loss. No significant corrosion or material loss was observed and the results of this inspection confirm the conclusions of the analyses and suitability of the platform for service as an LNG receiving terminal.
Orion
     The Orion site is strategically located about 25 miles offshore of Carlsbad, California with direct access to the Los Angeles and San Diego markets. The project natural gas interconnection provides access to Los Angles and San Diego gas demand centers near an advantageous pipeline interconnection point to the SoCalGas and SDG&E distribution systems. Orion is expected to be designed to include a concrete hull floating storage and regasification unit with a design capacity of 1.2 Bcf/d. The project design will utilize technical and environmental resources experienced with Clearwater to the greatest extent possible. By building upon offshore design experience we will enhance the value of our team’s institutional knowledge.
Orion Development
     Mr. Garrett and Mr. Soanes began developing an offshore LNG terminal project in early 2002 in Southern California. In October 2002, the development entity managed by Mr. Garrett and Mr. Soanes sold the rights to the project and was retained by the purchaser of those rights as project development adviser. The entity received consulting income during the period that it was project development adviser. The purchaser actively pursued the development of the project, including significant expenditures for seismic studies, permit applications, engineering, pipeline routing and environmental studies. In September 2005, the purchaser discontinued its development of the project and in accordance with the initial sales agreement, all intellectual property and intangible rights related to the project development reverted to the initial development entity. Mr. Garrett and Mr. Soanes, through this entity, began a new project offshore of Southern California using some of the intellectual property and intangible rights from the prior project. On March 7, 2006, the intellectual property and intangible rights related to the new project were sold to Orion, which we then acquired. The Orion development team has been able to capitalize on a significant portion of the engineering, research, design, permitting and regulatory work information related to the other project and completed by the development entity when designing and siting the Orion project.
     Preliminary project feasibility analysis has been completed and the required engineering, regulatory, legal, and public relations efforts are underway to support the filing of a Deepwater Port application with the Coast Guard and the corresponding state Tidelands Lease Application for CSLC as well as other ancillary associated permit applications. We intend to continue to pursue the development of Orion in conjunction with the approval process of our Clearwater project. A number of critical siting studies and fatal flaw analyses have been completed or are currently underway, including the following:
•	A Metocean study of the proposed location, completed in November 2006.

•	A study of concrete hull non-self propelled vessels to be constructed and placed into LNG service at th specific site discussed in the Metocean study. Such a study assumes a vessel of 400 to 500 feet in length with modularized bottle storage in the area of 60,000 m3.

•	A study of gas market opportunities and pipeline capacities.

•	A review of current research and development, acceptance, testing, manufacturing and delivery status of LNG specific cryogenic transfer systems/hoses for marine use (aerial, floating, and submerged).
     Additionally we are performing a concept level mooring system design, to include a gross mooring system analysis. A number of studies and proposals are currently in progress or planned to be initiated in the second quarter of 2007.
Project Management
     Our senior management team, which has participated in the development of more than 50 energy infrastructure projects worldwide with aggregate cost of over $15 billion, has been directly involved in either the development, construction or operation of nine LNG terminal projects, including involvement with our three development projects since 2002. Our senior management team provides overall management and guidance of our existing LNG terminal projects from our central headquarters in Houston, and retains the principal responsibility for project development, securing TUAs, obtaining construction financing, construction, day-to-day operations, growth of the business and profitability. Our local management teams capitalize on their considerable local and regional market knowledge, goodwill, name recognition and customer relationships to execute day to day project development activities in order to maximize project value. We have assembled a team of highly experienced and dedicated project development professionals, which includes professionals experienced in LNG development, engineering and operations, pipeline development, LNG and gas marketing, project analysis, public relations, and financial management. Each of our projects is managed by an experienced lead project developer who is dedicated to the development of the project, and is supported by a dedicated engineering resource from our in-house technical support group. The project development leads and teams meet with our senior management team routinely to review progress and ensure compliance with milestone expectations and budgets. These meetings also serve to align our corporate commercial and public relations activities with the actual progress being made in project development. We also use these project updates meetings to ensure that the projects are properly resourced as well as managed efficiently and to maximize the beneficial transfer of institutional knowledge within our development team.
Project Development
     We utilize a disciplined, thorough feasibility and pre-screening study process to identify significant issues and challenges that we may face in completing development of our LNG terminals. For example, we spent over two years carefully screening potential sites along the West Coast and Canada before selecting our Bradwood site. In addition, we have conducted a detailed feasibility analysis of each project that considered, among other things, the market size, demand profiles, pipeline takeaway capacity, political environment (local, state and federal), site zoning and remoteness, geotechnical issues, waterway suitability, pipeline rights of way, wetland issues, site alternatives, dredging requirements and storage requirements. We have developed detailed permitting plans, budgets, schedules and cash commitment curves for each of our projects. We prioritize our development expenditures to address the highest risk issues as early in the development process as possible to address single-point failures, and appropriately balance project execution risk and development cost exposure. We believe that the key to successful project development is to start with well considered project fundamentals and then actively manage our project teams of seasoned, successful project professionals, supported by a team of the leading engineering, environmental, regulatory and legal firms, to work co-operatively with regulators and other stakeholders to successfully develop the project and to anticipate difficulties and define strategies that offer multiple success paths. We analyze the needs of each constituent group and regulatory entity to design each project to achieve the maximum collaboration support we believe possible. We believe that our processes will allow us to address and resolve challenges to the FERC and Coast Guard and other permitting agencies’ approval processes early by resolving undesirable project attributes before submitting our final applications.
Securing Long-Term Terminal Utilization Agreements
     We expect to operate our LNG terminals as a terminal service provider and enter into long-term, firm capacity TUAs with highly rated creditworthy third parties, including LNG suppliers, natural gas marketers, distribution utilities or large-volume industrial consumers, to provide a stable and predictable cash flow to our company. We do not intend to take title or ownership to the natural gas processed through our terminals on a firm capacity basis in order to reduce our exposure to commodity prices. The physical supply of LNG delivered to our terminals would be obtained by our customers from their own liquefaction facilities or those under contract located primarily in the Asia Pacific or Middle East regions. Customers will also arrange for delivery of LNG to our terminals. Upon delivery, we plan to process and vaporize the LNG, converting it into natural gas vapor for our customers, before the natural gas is transported through pipelines to the national gas distribution network for delivery to the ultimate consumer.
     We intend to leverage our senior management’s existing relationships with natural gas market participants and suppliers in the Asia Pacific and Middle East regions and their in-depth knowledge of the natural gas market to secure TUAs with highly rated creditworthy natural gas suppliers, marketers, distribution utilities or industrial consumers for a significant portion of our LNG terminal base capacity. We expect that these contracts for firm capacity will be for a term of 20 years and consist of a fixed payment based on the contracted firm capacity and a variable charge for each MMBtu processed through the LNG terminal. In certain instances, we may negotiate for a portion of the fixed payment to be paid by the capacity holder in advance of the commencement of commercial operations. We intend to use any such advances to further fund our development, construction, and corporate activities, and expect to pledge the future proceeds of the TUAs to obtain favorable financing to construct our LNG terminals. Depending on market circumstances, we may decide to retain a small portion of our terminals’ firm capacity or interruptible capacity to complete spot gas supply transactions to further enhance project cashflow.
Obtaining Construction Financing
     Our management is currently engaged in the formal permitting process for all of our three initial LNG terminal projects. They will be pursuing the steps necessary to construct our three initial LNG terminal projects, which are expected to include:
•	executing one or more TUAs with highly rated creditworthy counterparties for each LNG terminal project;

•	arranging a syndicate of banks to provide the construction financing and permanent project financing; and

•	arranging for the equity, if any, needed to support construction, to the extent not already provided by any TUA upfront fees.
     Our management expects to use its breadth of experience and contacts in the LNG and natural gas markets to optimize this process.
Competition
Overview
     We currently compete primarily with companies developing other new LNG terminals on the West Coast. The FERC list of constructed, permitted or proposed LNG terminal projects in the United States, Mexico and the Bahamas as of October 19, 2006 listed 45 offshore and land-based LNG terminal projects, of which nine proposed LNG terminals are planned to be constructed on the U.S. West Coast. We believe that only a small number of these LNG terminals will be constructed.
     Competition for LNG terminal capacity takes place before an LNG terminal is built. During this time, the primary competitive factors are price of terminal service, location of facility, pipeline access to markets (including market size and value) and access to a long-term source of competitive LNG supply. Generally speaking, once the permitting process has proceeded far enough so that permission to construct the LNG terminal is probable, the developer of an LNG terminal will enter into final stage negotiations with LNG suppliers, natural gas marketers, distribution utilities or large-volume industrial consumers regarding entering into a TUA. One or more TUAs often are critical to obtaining construction financing for a project. Once all or substantially all of a LNG terminal’s base capacity has been contracted for with a third party, the LNG terminal operator is largely indifferent as to competitive market forces during the term of the TUA.
     We anticipate the following competitive forces in the LNG market:

•	Regional Terminal-to-Terminal. As of October 19, 2006, the United States Gulf Coast had the largest concentration of potential, proposed or approved LNG terminals, and terminals in operation or under construction in North America. Because of existing gas infrastructure and a more favorable permitting environment than in other United States regions, many developers have announced plans for LNG terminals in the Gulf of Mexico. These terminals will compete for LNG supply in the Atlantic Basin and the Middle East, and will compete with each other for pipeline access to gas markets. We anticipate this to be a highly competitive market, with limited barriers to entry where first mover advantage, cost competitiveness and access to markets are key.

•	Regional Terminal-to-Pipeline Gas. In most locations, commencing operations of an LNG terminal will cause a rebalancing of supply and demand among certain markets within North America. In the case of the West Coast, the Canadian gas and gas from the Rockies may be displaced to alternative markets, such as in the central United States or the East Coast of the United States. LNG delivered to the West Coast will have to be priced competitively with alternative pipeline supplies to allow local supply and demand balances to readjust. We will use dynamic modeling of regional markets to evaluate the impact on each of our projects.

•	National LNG-to-LNG. If more LNG is delivered into the Gulf than the market requires, or which can be economically transported out of the Gulf, it will suppress pricing in the Gulf region and possibly prices across the entire market to the level of landed LNG import parity. We believe it is unlikely that more expensive reserves in the continental United States would be developed and we expect indigenous production would decline at higher rates to adjust for the LNG volumes. Based on current forecasts for production cost profiles, we believe this new market equilibrium will be found at price levels that will allow us to attract LNG suppliers, especially to locations on the West Coast, where we believe few LNG terminals will be built and where there is considerable supply side pressure.

•	Global LNG-to-LNG. Increasingly, the effect of global arbitrage is felt in the world’s gas markets. In recent years, a spot market for LNG has begun to be developed. As new liquefaction capacity is added in the Middle East, Asia Pacific and Atlantic supply regions, we believe a portion of that capacity is likely to be un-contracted, which will act as a buffer and move to the highest priced market.
     There are several sources of natural gas from which we may face competition which may replace the expected natural decline of natural gas production in the United States, including:
•	an increase in supply in the existing producing basins in the United States, Canada and Mexico;

•	development and commercialization of frontier basins in North America;

•	completion of potential pipelines from the McKenzie Delta or the North Slope of Alaska; and

•	development and commercialization of new natural gas supply sources in areas currently restricted from exploration and development due to public policies, such as areas in the Rocky Mountains and coasts of the United States.
Competition in the Pacific Northwest
     To our knowledge, the following proposals to either study or develop LNG terminals in the Pacific Northwest have been reported in the press, as set forth in the table below. Of those, only Bradwood has completed the FERC prefiling process under sections 3 and 7 of the Natural Gas Act for authorization to construct and operate a terminal and pipeline. Of our other competitors, Port Westward LNG submitted a prefiling application in April of 2005 which was not accepted by the FERC and has not been refilled with the FERC. Jordan Cove submitted a prefiling application to the FERC in April 2006 and is actively pursuing its project.
     The following table identifies each of the LNG terminals known to us proposed to be constructed in the Pacific Northwest and sets forth, to the extent known by us, their location, distance to the nearest natural gas pipeline, estimated population density within a two-mile radius of the project site, financial sponsors and development status.

     Oregon Projects

			Estimated
	FERC Filing	Base	Distance	Onshore/	Population
	Status	Capacity	to Pipeline	Offshore	Density(1)	Sponsor
Bradwood	Final Application Submitted	1.0 Bcf/d	34 miles	Onshore	52	NorthernStar
Jordan Cove (Coos Bay)	Submitted pre-filing application to FERC 4/11/06	1.0 Bcf/d	250 miles	Onshore	2,743	Fort Chicago
Port Westward	Pre-filing not accepted 04/05	0.7 Bcf/d	25 miles	Onshore	213	Port Westward LNG

Warrenton LNG	No Filing	Unknown	62 miles	Onshore	*	Warrenton Fiber Company
Skipanon	No Filing	1.0 Bcf/d	60 miles	Onshore	2,249	Calpine

*	Information not available.

(1)	Estimated population density within a two-mile radius of the project site based on the Census Block Cetroid Populations 2000 taken from the ESRI Data and Maps 2005.
Competition in California
     While there have been a number of proposed projects in California and Baja, only four projects in California have filed permit applications and there is just one active project under construction in Baja (ChevronTexaco announced that it has placed its Coronado Island project on indefinite hold because of high capital costs). A large portion of the gas from Sempra’s Costa Azul Phase I project in Baja is expected to be consumed in Mexico. Costa Azul completed a Phase II “open season” to determine the interest of potential capacity holders in taking positions in an expanded LNG Terminal. Based upon information included in the LNG Terminal “open season” filing and the preliminary estimated recourse rate for the North Baja LNG pipeline expansion “open season,” we estimate a tariff (including pipeline transportation) in excess of $0.90/MMBtu will be required to deliver natural gas to the Southwestern U.S. market (1.0 Bcf/d capacity). In testimony before the California Public Utility Commission (CPUC), SoCalGas has estimated the cost of incremental system upgrades required to receive 1.0 Bcf/d at Otay Mesa (Mexican-United States border) to be $677 million.
     We believe the cost to expand the SDG&E gas pipeline system to receive large volumes at Otay Mesa will cause the bulk of deliveries from any Baja LNG terminal expansion to be diverted to the California/Arizona border (Blythe receipt point). The capacity into the SoCalGas transmission system through the Blythe receipt point is limited, and gas will flow eastward, away from the southern California market. We believe there are no plans to increase capacity into SoCalGas through Blythe as the recent CPUC Firm Access Rights proceeding states Baja gas will displace existing supplies. The net result is that no new incremental volumes will be delivered into the SoCalGas system from this receipt point.
     Clearwater, however, would deliver incremental gas into the SoCalGas system through a new receipt point to be constructed at Center Road. In testimony before the CPUC, SoCalGas has estimated the cost of required incremental system upgrades to receive 1.5 Bcf/d at Center Road at $259 million.
     The following table gives information regarding Esperanza, Pacific Gateway and the LNG terminals identified by FERC which are proposed to be constructed in California and Baja California and sets forth, to the extent known by us, their location, estimated population density within a two-mile radius of the project site, financial sponsors and development status (distance to the nearest natural gas pipeline has not been included in this table since it is not a differentiating factor).
     Southern California and Baja California Projects

		Base		Estimated	Population
	Filing Status	Capacity	Onshore/ Offshore	Start-up	Density(1)	Sponsor
Clearwater (SoCal)	Filed Permits	1.2 Bcf/d	Offshore Platform	2010	Low	NorthernStar
Orion (SoCal)	Proposed	1.2 Bcf/d	Offshore Platform	Undetermined	Low	NorthernStar

		Base		Estimated	Population
	Filing Status	Capacity	Onshore/ Offshore	Start-up	Density(1)	Sponsor
Port of Long Beach (SoCal)	Received Draft EIS	1.5 Bcf/d	Onshore	2011	High	ConocoPhillips and Mitsubishi
Costa Azul (Mexico)	Under Construction	1.0 Bcf/d	Onshore	2008	Low	Sempra
Cabrillo Port (SoCal)	Received Draft EIS	0.8 Bcf/d	Offshore Floating Storage Regasification Unit	2011	Low	BHP
Esperanza (SoCal)	Proposed	Unknown	Offshore	2011	Low	Esperanza
Ocean Way (SoCal)	Filed Permits	1.4 Bcf/d	Offshore Buoy	2011	Low	Woodside

(1)	U.S. Coast Guard NVIC 05-05 — “Guidance on Assessing the Suitability of a Waterway for Liquefied Natural Gas Marine Traffic,” published on June 14, 2005, provides guidance to an applicant seeking a permit to build and operate a shore-side LNG terminal to ensure that full consideration is given to safety and security of the port, the facility, and the carriers transporting the LNG. It defines high density as greater than 9,000 persons per square mile, medium density as 1,000 to 9,000 persons per square mile and low density as less than 1,000 persons per square mile.
Employees
     As of November 15, 2006 we had 23 employees. None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good.
Recruiting, Training and Safety
     Our future success will depend, in part, on our ability to continue to attract, retain and motivate qualified employees. We focus our recruiting efforts for our key positions on identifying and retaining persons with proven industry knowledge and experience. We periodically review market compensation and benefit data to ensure that we are competitive with other industry employers and we intend to establish “best practices” throughout our operations to ensure that all employees comply with our established safety standards, those of our insurance carriers’ and all laws and regulations.
Insurance
     Currently, the primary risks associated with our operations are bodily injury, property damage and injured workers’ compensation. We presently maintain liability insurance for bodily injury and third-party property damage and workers’ compensation coverage which we consider sufficient to insure against these risks, subject to self-insured amounts. We currently maintain and intend to continue maintaining workers’ compensation insurance policies that provide “first dollar” coverage.
     The construction and operation of our proposed LNG terminals and pipelines will be subject to the inherent risks normally associated with these types of operations, including accidents, pollution, earthquakes and adverse weather conditions in the Pacific Ocean and other hazards, each of which could result in a significant delay in the timing of commencement of operations and/or in damage to or destruction of our facilities or damage to persons and property. In addition, our operations face possible risks associated with acts of aggression or terrorism on our facilities and the facilities and LNG carriers of third parties on which our operations are dependent.
     In accordance with customary industry practices, we intend to maintain insurance against some, but not all, of these risks and losses; however, we may not be able to maintain insurance (as our project lenders may require) in the future at rates that we consider reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our business, results of operations, financial condition and prospects.
Legal Proceedings
     On August 18, 2006, an LNG supplier, Woodside Energy Inc. (WEI), filed a complaint against Clearwater Port Holdings LLC in the Supreme Court of the State of New York, County of New York, alleging that WEI is entitled to repayment in full of the $6.0 million long-term advance payable recorded in our financial statements included in this prospectus as a result of the acquisition by us of all of the equity in Clearwater Holdings and the issuance by us of the convertible notes in May 2006. We have filed our answer to the claim and dispute WEI’s allegations, and we believe that payment of the $6.0 million long-term advance has not been triggered at this time.
Other Sites
     We continue to evaluate, and may develop, additional sites that we believe may be commercially desirable locations for LNG terminals. We will opportunistically consider expansion into other geographic markets, either organically or through acquisition. By expanding into these markets, we believe that we could reduce our local market risk exposure, enhance our attractiveness to customers, and generate efficiencies through economies of scale. We will evaluate new project site candidates using the same criteria used in selecting our current LNG terminal project portfolio, including:
•	proximity/access to high-value, high-demand markets;

•	the candidate’s potential for successful completion of the project;

•	the caliber of the candidate’s management and project personnel (if applicable);

•	the market area, customer base and expansion potential of the candidate; and

•	the value-added potential offered by the candidate.

STATE AND FEDERAL GOVERNMENT REGULATORY MATTERS
Governmental Regulation and Environmental Matters
General
     The siting, construction and operation of our liquefied natural gas (LNG) terminal and interstate natural gas pipeline projects are subject to extensive regulation under federal, state and local laws and regulations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and approvals for, and complete various consultations with respect to these activities. This regulatory burden increases the cost of constructing and operating our LNG terminals and failure to comply with such requirements could result in substantial penalties, delays in the project schedule or the inability to obtain necessary approvals for the projects. Because these laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on our business. Additional laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and may materially adversely affect our business, results of operations, financial condition, and prospects.
     The costs that we incur to obtain Federal Energy Regulatory Commission (FERC), Coast Guard and other governmental approvals authorizing us to commence construction of our proposed LNG terminals and to comply with the ongoing regulation of such terminals could be significant and have a material adverse effect on our business, results of operations, financial condition, and prospects. We have no control over the outcome of the review and approval process. Delay in receipt of FERC, Coast Guard or other required governmental authorizations could cause substantial delays in the commencement of construction or operations of our LNG terminals or even result in the cessation of construction or operations in some circumstances. If we are unable to obtain and maintain the necessary permits and approvals, we may not be able to recover our investment in the projects. Our failure to obtain and maintain any required permits and approvals from government and regulatory agencies could have a material adverse effect on our business, results of operations, financial condition and prospects.
     Further, any interstate natural gas pipeline transmission system connected to our LNG terminals would be subject to FERC regulation under Section 7 of the NGA. Such regulation may restrict the ability of our customers to deliver to and transport gas from our LNG terminals, which could have a material adverse effect on our business, results of operations, financial condition, and prospects. While it does not currently do so, the FERC has in the past regulated the prices at which natural gas could be sold. Federal reenactment of price controls on the sale of gas or increased regulation of the transport of natural gas could have a material adverse effect on our business, results of operations, financial condition and prospects.
     Our LNG terminal development operations also are subject to extensive federal, state and local laws and regulations that regulate the design, construction and operation of LNG import and regasification terminals, LNG vessel transit operations, and the release of materials into the environment, or that otherwise relate to the protection of the environment. These laws and regulations may restrict or prohibit the types, quantities and concentration of substances that can be released into the environment and impose substantial liabilities for pollution or releases of hazardous substances. Failure to comply with these laws and regulations may result in substantial penalties and harm our business. Present and future legislation and regulations could cause additional expenditures, restrictions and delay of the commencement of our operations, the extent of which cannot be predicted and which may require us to substantially limit, delay or cease construction or operations in some circumstances.
     Federal laws such as Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Clean Air Act (CAA), the Clean Water Act (CWA), the Endangered Species Act (ESA) and the Coastal Zone Management Act, as well as analogous or additional state and local laws, have regularly imposed increasingly strict requirements for water and air pollution control, hazardous and solid waste management, species and other resource protection and strict financial responsibility and remedial response obligations. Existing environmental laws and regulations may be revised or new laws and regulations may be adopted or become applicable to us. Revised or additional laws and regulations could result in increased compliance costs or additional operating restrictions. The cost of complying with existing and future environmental legislation could be significant and have a material adverse effect on our business, results of operations, financial condition and prospects.

Permitting for Onshore LNG terminal
     In order to site, construct and operate our proposed onshore LNG terminal, we must receive and maintain authorization from the FERC under Section 3 of the NGA. The FERC authorization process under Section 3 of the NGA includes the following minimum elements:
•	participation in the FERC pre-filing review process;

•	public notice and outreach, including applicant-sponsored open houses and FERC-sponsored DEIS scoping meetings;

•	filing of an application for authorization to site, construct and operate the LNG terminal, including an Environmental Report;

•	data gathering and analysis, to the extent required, at the FERC’s request;

•	issuance of a DEIS by the FERC;

•	public comment meetings on the DEIS;

•	issuance of a Final Environmental Impact Statement (FEIS), by the FERC; and

•	issuance of the FERC order authorizing the siting, construction and operation of the project, which will include site-specific conditions that must be satisfied prior to commencement of construction.
Other Permits, Approvals and Consultations
     In addition to FERC authorization under Sections 3 and 7 of the NGA, our construction and operation of an onshore LNG terminal and pipelines are subject to additional federal permits, approvals and consultations required by certain other federal agencies, principal among which are:

Agency	Permit/Approval/Consultation
Advisory Council on Historic Preservation	Section 106 of the National Historic Preservation Act (NHPA) coordination.

U.S. Army Corps of Engineers	Regulates discharges of dredged or fill material into water of the United States, including wetlands, under Section 404 of the CWA. Regulates certain structures or work in or affecting navigable waters of the United States under Section 10 of the Rivers and Harbors Act of 1899.

U.S. Department of Commerce National Oceanic and Atmospheric Administration, National Marine Fisheries Service	Consultation regarding compliance with Section 7 of the Endangered Species Act (ESA), the Magnuson-Stevens Fishery Conservation and Management Act, and the Marine Mammal Protection Act.

U.S. Department of the Interior U.S. Fish and Wildlife Service	Consultation regarding compliance with Section 7 of the ESA, the Migratory Bird Treaty Act, Coastal Barrier Resources Act, and the Fish and Wildlife Coordination Act.

U.S. Environmental Protection Agency (EPA)	Section 402 of the Clean Water Act (CWA), National Pollutant Discharge Elimination System Permit.

CAA permits for the construction of a stationary source of air pollutant emissions and for operation of the source.

33 C.F.R. 127, Waterfront Facilities Handling LNG and Liquefied Hazardous Gas.

U.S. Department of Homeland Security, Coast Guard	33 C.F.R. 127, Letter of Intent, Waterways Suitability Assessment Establish and enforce pipeline safety regulations.

U.S. Department of Transportation and the Pipelines and Hazardous Materials Safety Administration	Consultation on liquefied natural gas facility design.

     Our LNG terminal and pipelines also will be subject to U.S. Department of Transportation siting requirements, while our terminal will be subject to Coast Guard regulations regarding the safety and security of port areas. Moreover, our LNG terminal and pipeline projects also will be subject to certain state and local laws and regulations.
Bradwood — Onshore Terminal
     The siting, construction and operation of our proposed Bradwood project in Oregon will require authorization under Section 3 of the NGA. On February 23, 2005, we requested authorization to use the FERC’s NEPA pre-filing review process in conjunction with the Bradwood project. On March 3, 2005, the FERC granted our request to use the NEPA pre-filing process and designated Docket No. PF05-10-000 as the pre-filing docket for the Bradwood project. We have completed the FERC pre-filing review process and, on June 5, 2006, we submitted Bradwood’s NGA Section 3 application for authorization to site, construct and operate the Bradwood terminal in Docket No. CP06-365-000. We anticipate the FERC issuing the DEIS by March 2007. We have targeted the third quarter of 2007 for receipt of Bradwood’s FERC authorization and starting of construction of the LNG terminal once all other federal, state and local authorizations necessary to commence construction also have been obtained. We anticipate placing the LNG terminal in service during the first quarter of 2011.
Bradwood Pipeline – Interstate Pipeline
     Concurrently with the NGA Section 3 application for authorization to site, construct and operate the Bradwood LNG terminal, we filed the NGA Section 7 application in Docket No. CP06-366-000 to construct and operate the Bradwood Pipeline, an interstate natural gas pipeline facility that connects the terminal to the interstate pipeline grid. The Bradwood Pipeline is subject to the FERC’s regulation under NGA Section 7, including open access and tariff requirements. The FERC’s exercise of jurisdiction over interstate gas pipelines pursuant to NGA Section 7 and would continue as long as this pipeline is operated in interstate commerce.
Permitting for Offshore LNG terminals
     In order to own, construct and operate our proposed Clearwater and Orion offshore LNG terminals, we must receive deepwater port licenses under the Deepwater Port Act (DWPA). The DWPA empowers the Secretary of Transportation to license and regulate deepwater ports beyond the territorial limits of the United States. The Secretary of Transportation delegated the responsibility for processing deepwater port applications to the Maritime Administration (MARAD), and the Coast Guard. MARAD has the authority and responsibility to issue deepwater port licenses. The process for obtaining a deepwater port license includes:
•	filing of an application for a deepwater port license to own, construct and operate the offshore LNG terminal;

•	public notice and DEIS scoping meetings;

•	data gathering and analysis at the Coast Guard’s request;

•	issuance of a DEIS by the Coast Guard;

•	public comment meetings on the DEIS;

•	issuance of a FEIS by the Coast Guard; and

•	issuance of a Department of Transportation deepwater port license, which may be subject to specified conditions.
     A series of legally mandated deadlines, totaling a maximum of 356 calendar days from the date that the application is filed, governs the DWPA license review process.

•	The Coast Guard performs a completeness review within 21 days from the date of application submittal. If the application is determined to be complete, the Coast Guard then has five days to publish a Notice of Application filing in the Federal Register.

•	The Federal Register publication of the Notice of Application triggers a maximum 240 day period in which to perform an application review, complete the requirements under the NEPA process and hold a final public hearing.

•	The DWPA mandates that there be at least one public hearing in each adjacent coastal state. The final public hearing must occur no later than 240 days after the publication of the Notice of Application in the Federal Register.

•	The final public hearing then triggers a maximum 90 calendar day deadline for the Administrator of MARAD to issue a record of decision. This 90-day period is divided into two 45-day periods. The Governor of California has 45 days after the final public hearing to make final comments on the application. The Administrator of MARAD has a subsequent 45 days to issue the record of decision.
     All together, these various periods of time involve a total of 356 calendar days from the date that an application is submitted to the Coast Guard, though certain extensions of the time period may apply.
     MARAD, in consultation with the Coast Guard, issues a record of decision on the deepwater port license application. The record of decision approves, denies or approves with conditions a license. MARAD bases the record of decision primarily on the conditions for license issuance set forth in the DWPA, as amended by the Maritime Transportation Security Act of 2002. A summary of some of the more significant conditions follows:
•	We must be financially responsible and able to meet the requirements of the Oil Pollution Act of 1990. We must be financially able to construct, own and operate the deepwater port and must provide a financial guarantee or bond sufficient to meet cost for removal of the deepwater port upon the termination or revocation of the license.

•	We must have the experience, knowledge and capability to comply with relevant laws, regulations, and license conditions.

•	The construction and operation of the deepwater port must be in the national interest and consistent with national security and other national policy goals and objectives, including energy sufficiency and environmental quality.

•	The deepwater port cannot unreasonably interfere with international navigation or other reasonable uses of the high seas, as defined by treaty, convention or customary international law.

•	We must construct and operate the deepwater port using the best available technology, so as to prevent or minimize adverse impact on the marine environment.

•	The application must properly address all applicable provisions of the CAA, the Federal Water Pollution Control Act, and the Marine Protection, Research and Sanctuaries Act, as well as any other applicable federal environmental and resource protection laws.

•	The license application must include sufficient information to allow the Secretary of Transportation to judge whether a deepwater port will comply with all technical, environmental, and economic criteria.

•	The Secretary of the Army, the Secretary of State, and the Secretary of Defense must convey their views on the adequacy of the application, and its effect on programs within their respective jurisdictions.

•	The Governor of California approves, or is presumed to approve, the issuance of a deepwater port license.

     While not presently proposed, to the extent that we construct and operate natural gas pipeline facilities for Clearwater or Orion that connect to the interstate pipeline grid, we also must obtain authorization from the FERC pursuant to Section 7 of the NGA to construct and operate these pipeline facilities, which will be subject to the FERC’s regulation under NGA Section 7, including open access and tariff requirements.
Other Permits, Approvals and Consultations
     Permits from the U.S. Environmental Protection Agency, the U.S. Army Corps of Engineers and the State of California also are required to construct certain related port facilities, such as pipelines and onshore facilities, for our LNG terminals. The Coast Guard must abide by the requirements of NEPA and must prepare an EIS that describes in detail the nature and extent of the environmental impacts of the proposed action and alternatives, discusses appropriate mitigation measures for any adverse impacts and recommends whether to approve, approve with conditions or deny the project. Moreover, our LNG terminals also will be subject to local and state laws, rules and regulations, such regulation by the CSLC under CEQA.
     The CSLC has the authority and responsibility to manage and protect natural and cultural resources on public lands within California, including tidal and submerged lands. With respect to the deepwater ports, the Lands Commission must consider whether or not to grant a lease for the sub-sea pipelines. The lease also may include conditions relating to the parts of the project not located in state waters. CEQA requires the Lands Commission to issue an Environmental Impact Report (EIR), for deepwater ports. The environmental review requirements of NEPA and CEQA are similar. The Coast Guard and the Lands Commission have agreed to issue a single, combined EIS/EIR.
Environmental Regulation
     Construction and operation of all our LNG terminals are subject to numerous federal, state and local laws and regulations governing the treatment, storage, disposal, transportation, discharge, emission, and other management of chemicals, wastes, and other materials and otherwise relating to the protection of the environment. These laws and regulations may require us to obtain governmental authorizations before we may construct or operate our facilities or regulate the conduct of certain activities (such as treating, storing, or disposing of hazardous waste, discharging wastewaters or releasing air emissions into the environment). Obtaining such government approvals can be time consuming and expensive. Often such activities require detailed and multiple submissions, incorporating complex calculations and computer modeling, prepared by outside experts. Applicable environmental laws also may require us to limit or abstain from certain activities that could adversely affect endangered, threatened, or protected species, or environmentally sensitive areas. These environmental laws frequently restrict the types, quantities and concentrations of various wastes and other substances that can be released into the environment, and they may require the installation of expensive pollution control equipment and/or the use of costly treatment measures. The cost of complying with applicable environmental requirements can be significant. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil, and/or criminal penalties, the imposition of investigation and remediation costs and other obligations, or the issuance of injunctive relief.
     Environmental laws and regulations are complex. Environmental laws and regulations historically have been subject to frequent change and have tended to become more stringent over time. Changing regulatory interpretation can also make compliance more difficult and costly. Consequently, we are unable to predict future costs associated with environmental compliance or other future impacts of environmental regulation on our operations.
     Environmental laws and regulations typically provide for public notice and comment periods in connection with proposed environmental permitting and other governmental decisions necessary under environmental laws. Many members of the public continue to be focused on environmental protection issues. Recently, environmental organizations and other citizen groups, with some success, have opposed and/or sought to delay the progress of projects similar to our offshore and onshore LNG terminal projects. Such groups are expected to continue to be involved in environmental permitting and standard-setting issues, and such involvement would be expected to affect our operations both generally and on a site-specific basis. Third-party challenges may be filed with respect to specific environmental authorizations issued for the projects and third parties also may challenge the issuance of FERC, Coast Guard, and other federal authorizations for the projects on the basis of the potential environmental impacts associated with the projects. Such challenges may delay the construction or operation of our projects or result in additional conditions on our projects.
     As with the industry generally, compliance with environmental laws increases our overall cost of doing business. While these laws affect our capital expenditures and earnings, we believe they do not affect our competitive position in the industry because our competitors are similarly affected. The principal environmental laws that may affect our operations include, but are not limited to, the following:
  CERCLA
     CERCLA, certain provisions of which are referred to as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain categories of persons who are considered responsible for the spill or release of hazardous substances into the environment. Potentially responsible persons under CERCLA include the owner or operator of the site where the spill or release occurred and persons who disposed or arranged for disposal of hazardous substances at the site. Under CERCLA, responsible persons may be subject to joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, mitigating the effects of contamination, damages to natural resources, and the costs of certain health studies.
     When a release of hazardous substances occurs that is regulated by CERCLA, the responsible person must provide immediate notice to the government. Failure to do so can lead to penalties. In addition to statutory liabilities arising under CERCLA for releases of hazardous substances, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly resulting from the spill or release of hazardous substances. Although CERCLA currently excludes petroleum, natural gas, natural gas liquids, and liquefied natural gas from its definition of “hazardous substances,” we would be expected to generate, manage, and dispose of certain materials in our operations that are “hazardous substances” for purposes of CERCLA. Our activities involving hazardous substances could expose us to CERCLA liability if our hazardous substances are released or disposed of improperly.
     Many state governments have enacted their own statutes modeled on the federal Superfund statute. The availability of exclusions for petroleum and natural gas, and the potential scope of liability and damages, varies under the different state statutes.
  RCRA
     The federal Resource Conservation and Recovery Act (RCRA) and comparable state and local statutes, govern the management from “the cradle to the grave” of “hazardous wastes.” Those statutes also regulate solid wastes. In the event any hazardous wastes are generated in connection with our LNG operations, we would be subject to the very detailed and rigorous regulatory requirements affecting the handling, transportation, treatment, storage, disposal and cleanup of such wastes. In addition, some of our wastes may be subject to the less stringent, solid waste provisions in the RCRA statute, or applicable state and local counterparts. In many cases, states administer the RCRA requirements with federal oversight. States also are free to impose additional and more stringent requirements governing waste management practices.
  Clean Water Act
     Our operations that discharge wastewaters will be subject to the CWA and analogous state and local laws. The U.S. Environmental Protection Agency has adopted regulations governing discharges of wastewater and storm water that would be applicable to wastewater discharges from our operations. States frequently administer the CWA program under federal oversight. States also are free to impose additional and more stringent requirements governing wastewater discharges. These programs require covered facilities to obtain authorization for their discharges through limits established by appropriate discharge permits. The nature of the discharge and the scope of the relevant regulatory program will determine whether individual permits, group permits, or general permits will be required. The permits frequently impose limitations on the types and the amounts of contaminants that may be discharged via wastewater and impose other conditions that must be satisfied before wastewater may be discharged into the environment. Such requirements and limits may affect our future operations and require us to incur substantial capital expenditures.
     In addition, our operations, including construction of LNG terminals and support facilities, in areas deemed to be wetlands, or which otherwise involve the discharges of dredge or fill material into the navigable waters of the United States, may be subject to the U.S. Army Corps of Engineers’ permitting requirements under the CWA and, for certain construction activities in or affecting rivers and streams, the federal Rivers and Harbors Act.
     Similar permits would be required at the state and local levels. In some cases, state and local governments impose requirements on developments on or near waterbodies that are more stringent than their federal counterparts.

  Clean Air Act
     Our operations will be subject to the federal CAA and comparable state and local laws that restrict the emission of air pollutants and require the installation of various types of pollution-control equipment. New facilities may be required to obtain construction permits before beginning work to install new equipment or build new facilities, and existing facilities may be required to obtain construction permits before modifying their existing equipment or adding new equipment. In addition, both new and existing facilities would be subject to operating permit requirements that would need to be satisfied before they can operate their facilities. Typically, these permits are issued on an individual basis and can require the installation and use of pollution-control equipment, testing of emissions and equipment, and related pollution-control activities. The United States Congress adopted amendments to the CAA in 1990 that contain provisions potentially resulting in the gradual imposition of certain pollution control requirements with respect to air emissions from our operations. Consequently, we may be required to incur capital expenditures in the future for air pollution control equipment in connection with obtaining or maintaining permits and approvals addressing air emission-related issues. Also, EPA has developed and continues to develop more stringent regulations governing emissions of toxic air pollutants. In addition, the projects may require completion of a general federal conformity determination.
  Protected Species
     Our operations may be restricted by requirements under the ESA and comparable state and local laws. These laws seek to ensure that human activities do not jeopardize endangered, threatened, or similarly protected animal, fish, or plant species, or destroy or adversely modify their critical habitats. Proposed projects must be evaluated to determine whether they are likely to have such effects. If so, the planned projects could be halted, delayed, or altered, or their costs could be increased significantly.
  National Environmental Policy Act
     NEPA and comparable state and local laws and regulations require formal assessments of the potential environmental effects of proposed government actions. Major federal actions may require the preparation of a fairly comprehensive Environmental Impact Statement (EIS). The EIS evaluates the potential impacts and any feasible alternatives to the proposal. The EIS also identifies appropriate mitigation measures for any adverse impacts. This review process is coordinated with several federal, state and analogous agencies and is open to public comment. The results of the assessments and consideration of alternatives and potential environmental impacts may affect our ability to obtain the necessary government authorizations for the construction and operation of our terminals. They also could increase our costs or delay our projects. Several states, including California, have enacted statutes modeled on the federal NEPA law. Because our projects are expected to be subject to such environmental assessment obligations, they may affect our ability to site and develop our LNG terminals as planned.
  Occupational Safety And Health Act
     The Occupational Safety and Health Act (OSHA), and comparable state statutes, regulate the protection of worker health and safety. In addition to the OSHA requirements governing physical safety issues, OSHA also regulates worker health and safety issues arising from hazardous chemicals. In some cases, specific standards limit worker exposure to hazardous chemicals. In addition, the Hazard Communication Standard issued pursuant to OSHA requires labeling of hazardous chemicals in the workplace, the use of material safety data sheets to provide workers with hazard warning information about particular chemicals, and training of workers about hazardous chemicals, associated safety measures, and related topics.
  Community Right-To-Know
     Various statutes such as the Emergency Planning and Community Right-To-Know Act (EPCRA) require companies that use chemicals to provide detailed information to the appropriate federal, state, and local officials about the chemicals that are present at their facilities. In addition, EPCRA requires companies to file reports concerning releases of chemicals to the environment. These obligations impose significant recordkeeping obligations, and the failure to comply can lead to imposition of penalties.

  Land Use Limitations
     Federal, state and local laws regulating the development of coastal areas, sovereign submerged lands, or private property, also may prevent, affect or limit our ability to construct and operate our LNG terminals and supporting facilities as currently planned.
  Coastal Zone Management Act
     Under the Coastal Zone Management Act, states have the authority to review the potential impacts of a proposed action to the state’s coastal resources and made a determination whether the project and its potential impacts are consistent with the state’s coastal zone management plan (CZMP). FERC requires an applicant for an authorization under Section 3 of the NGA or CPCN under Section 7 of the NGA to obtain from the relevant state(s), if applicable, a determination of the project’s consistency with the state’s CZMP. Such a state determination typically may impose additional requirements or conditions upon the construction and operation phases of a project.

MANAGEMENT
     Our officers have extensive experience and a strong track record in the development and realization of large capital projects. Most have held senior executive or management positions in large energy companies, with over 150 years of combined experience in the development, financing, construction and operation of energy projects such as power plants (gas, coal and nuclear), gas pipelines, LNG facilities, and gas gathering and liquids separation systems. Collectively, our senior management team has been involved in either the development, construction or operation of more than 50 energy infrastructure projects with an aggregate cost of $15 billion. In addition to our permanent management team, we also engage consultants for certain matters including legal and regulatory, engineering, environmental and public relations matters.
Directors and Executive Officers
     The following table sets forth the names, ages and positions for each of our directors and executive officers as of December 12, 2006:

Name	Age	Position
Gerald K. Lindner	61	Chairman of the Board and Director
William S. Garrett	60	Chief Executive Officer and Director
Paul F. Soanes	39	President and Director
David L. Glessner	57	Vice President, Engineering and Construction
Jonathan L. Phillips	33	Senior Vice President, General Counsel, Secretary, and Assistant Treasurer
Bradford C. Witmer	44	Chief Financial Officer, Treasurer, Principal Accounting Officer, and Assistant Secretary
Frank Plimpton	52	Director
Ramon Betolaza	36	Director
Daniel Richard, Jr.	55	Director
William O. Perkins III	37	Director
Biographies
     Gerald K. Lindner. Mr. Lindner was elected Chairman of our board of directors effective February 1, 2006 and has been a director of the Company since its inception. Prior to the formation of the Company, Mr. Lindner was the Chief Executive Officer of MP Northwest LLC (formerly KGen LNG Northwest LLC). Mr. Lindner is also the Chairman and Chief Executive Officer of KGen Power LLC, an independent power company established in 2004 by MatlinPatterson with 5300 MW of southeastern gas-fired power generation assets. From 2002 to 2004, Mr. Lindner was the Co-Head of the Power & Utilities Group for Alvarez & Marsal, one of the top restructuring firms in the energy and power industry and an advisor to MatlinPatterson on its restructuring and ownership of NRG Energy. From 1995 to 2002, Mr. Lindner was the founder and Chairman of Opus Power LLC, which worked as an advisor and partner with several major private equity firms (JPMorgan, Carlyle UK) and utilities (AEP) on the acquisition of power assets or companies. From 1991 to 1995, he was CEO of LCRW Power which was formed by Chase Capital, Westinghouse Power Generation and EIF to acquire power plants. Previous to 1991, Mr. Lindner was President of Hadson/Ultrasystems Development for 7 years, Group Manager for 3 years at GE Power Systems and Director of M&A/ Development for Fluor Corporation for 7 years. Mr. Lindner served for 5 years as a board member and member of executive committee on the national IPP industry association, NIEP. Mr. Lindner holds a master’s of business administration from University of California, Los Angeles and a bachelor’s degree in math/economics from St. Mary’s College.
     William S. Garrett. Mr. Garrett was elected Chief Executive Officer of the Company effective February 1, 2006 and has been a director of the Company since its inception. Prior to joining the Company, Mr. Garrett was a founder and principal with ESI Holdings, LP, a consulting firm which provides services to domestic United States, as well as international, firms in the development of energy infrastructure projects and strategy in the power generation, natural gas and liquefied natural gas industries, including active involvement in the development of the Bradwood, Clearwater and Orion LNG terminals. Mr. Garrett was a founding member of Organic Fuels, LLC, a company that builds, owns, and operates bio-diesel production facilities, whose first plant with a capacity of 30 million gallons per annum commenced operations in January 2006. From 1999 to 2002, Mr. Garrett served as Vice President, Americas Development for CMS Enterprises, Inc. where he was responsible for all energy infrastructure development and acquisition for North and South America including LNG terminals and gas pipelines and distribution systems. From 1997 to 1999, Mr. Garrett was employed as Sr. Vice President of Arco Integrated Power, Inc. and from 1994 to 1997 as President of the Americas for Tenneco and El Paso International overseeing strategic planning, development and operational activities for energy-related projects. Mr. Garrett holds a degree in chemical engineering from the University of Virginia and completed a U.S. Naval Nuclear Power School program in nuclear engineering equivalent to a master’s degree. Mr. Garrett also served with the U.S. Navy in its submarine fleet from 1969 to 1980 and retired as a Captain from the U.S. Naval Reserve in July 2006, with over 37 years of service.
     Paul F. Soanes. Mr. Soanes was elected President of the Company effective February 1, 2006 and has been a director of the Company since its inception. Prior to joining the Company, Mr. Soanes was a founder and principal with ESI Holdings, LP, a consulting firm which provided services to the domestic United States, as well as international, firms in the development of energy infrastructure projects and strategy in the power generation, natural gas and liquefied natural gas industries, including active involvement in the development of the Bradwood and Clearwater LNG Terminals. Mr. Soanes was also a founding member of Organic Fuels, LLC, a company that builds, owns and operates bio-diesel production facilities, whose first plant with a capacity of 30 million gallons per annum commenced operations in January 2006. From 2000 to 2002, Mr. Soanes served as director, business development for CMS Energy where he was responsible for the business development activities in the natural gas pipeline, marketing and trading, electric generation and LNG industries. From 1991 to 2000, Mr. Soanes served in various positions with ARCO including Vice President – Commercial Development – Asia for ARCO Global Energy Ventures where he was responsible for strategic planning and development of ARCO Global Energy Venture’s natural gas monetization activities in Asia and the Pacific Rim. Mr. Soanes graduated with a bachelor’s degree in commerce from Murdoch University, Western Australia. He is an Australian Chartered Accountant.
     David L. Glessner. Mr. Glessner was elected Vice President, Engineering and Construction effective March 2006. Prior to joining the Company, he was engaged as a private consultant from 2004 as lead engineer of the Clearwater and Bradwood LNG terminal projects. From 2002 to 2004, Mr. Glessner served as Senior Director for Prisma Energy where he was responsible for technical, commercial and logistical support for the Eco Electrica LNG terminal in Puerto Rico. From 1991 to 2002, Mr. Glessner served in various senior positions with Enron, including General Manager, Development Engineering, where he was responsible for the development of the Dabhol, India and Grand Bahamas LNG terminal projects and for various LNG projects in China, Qatar, Jordan, Turkey, India, Puerto Rico, Venezuela and Japan. Mr. Glessner holds a bachelor’s degree in chemical engineering from the University of Pittsburgh and a master’s degree from Case Western Reserve University.
     Jonathan L. Phillips. Effective August 31, 2006, Mr. Phillips was elected Senior Vice President, General Counsel and Secretary of the Company. Prior to joining the Company, he was employed by Chadbourne & Parke LLP where he was a member of the Project Finance and Private Equity Practice Groups. His practice was focused on energy transactions related to the natural gas and LNG, power generation and renewable fuels industries. While at Chadbourne he worked with the Company’s principals, actively representing NorthernStar, Bradwood and Clearwater. Mr. Phillips holds a juris doctor from South Texas College of Law and a bachelor’s degree of business administration from the University of Texas at Austin.
     Bradford C. Witmer. Effective November 15, 2006, Mr. Witmer was elected as Chief Financial Officer, Treasurer, Principal Accounting Officer and Assistant Secretary of the Company. From May 2006 through November 15, Mr. Witmer served as Senior Vice President, Finance and Administration, Treasurer, Principal Accounting Officer and Assistant Secretary. Prior to joining the Company, he served in various accounting and financial roles with Suez Energy North America, including serving from 2001 to 2004 as Vice President and Controller of Suez LNG North America, owner and operator of an LNG receiving terminal in Everett, Massachusetts. From 1998 to 2001, he served as Vice President and Controller of Mountaineer Gas Company, a gas distribution utility with over 200,000 customers. From 1990 to 1996 he was Vice President and Controller of Allegheny & Western Energy Corporation, a publicly-traded oil and gas exploration, natural gas distribution and marketing firm. Prior to 1990, he was a Manager in the Accounting and Attest Services division of Arthur Andersen & Co. Mr. Witmer holds a bachelor’s degree in business administration, with a concentration in accounting, from Ohio University.
     Frank Plimpton. Mr. Plimpton has been a director of the Company since its inception. He has been a partner of MatlinPatterson since its inception in July 2002. Prior to July 2002, Mr. Plimpton was a member of the Distressed Securities Group (the predecessor to MatlinPatterson) of Credit Suisse, an investment banking firm, which he joined in 1998. Mr. Plimpton is also a director of KGen Power LLC and its affiliates and RailWorks Corporation. Mr. Plimpton holds a juris doctor and a master’s degree in business administration from University of Chicago and a bachelor’s degree, cum laude, in applied mathematics and economics from Harvard College.

     Ramon Betolaza. Mr. Betolaza has been a director of the Company since its inception. He has been a partner of MatlinPatterson since its inception in July 2002. Prior to July 2002, Mr. Betolaza was a member of the Distressed Securities Group (the predecessor to MatlinPatterson) of Credit Suisse, an investment banking firm, which he joined in 1997. Mr. Betolaza serves on behalf of Fund I on the board of Polymer Group, Inc. and serves on behalf of Fund II on the boards of KGen LLC, NorthernStar Natural Gas Inc., Teesside Gas Processing Plant Limited, Natural Gas Processing Limited, Enron Europe Liquids Processing Limited, Michel Thierry S.A., Cerruti SA, Matussiere et Forest SA and Novacare SA. Mr. Betolaza is also a member of the International Advisory Board for the Instituto de Empresa Fund (IE Fund), a U.S. not-for-profit organization. Mr. Betolaza is also a director of KGen Power LLC and Polymer Group, Inc. Mr. Betolaza holds a master’s degree in business administration from Instituto de Empresa (IE) in Madrid (summa cum laude, class of 1995) and a Degree in Economics and Financial Management from Universidad Comercial de Deusto, Bilbao (1988-1993).
     Daniel Richard, Jr. Mr. Richard became a director of the Company effective June 29, 2006. Mr. Richard was Senior Vice President, Public Policy & Governmental Relations at Pacific Gas & Electric Co. from 1997 to 2006, where he was responsible for overall external relations of a major energy holding company and its regulated utility. Mr. Richard served as a dual officer, reporting to the chief executive officer of the holding company and the chief executive officer of the utility and supervised governmental relations, federal affairs, communications and regulatory relations. Prior to his tenure at Pacific Gas & Electric Co., Mr. Richard was co-founder and principal of an energy and financial services consulting firm, Morse, Richard, Weisenmiller & Associates, in Oakland, California. From 1992 to 2004 Mr. Richard was an elected director for the Bay Area Rapid Transit System, serving as President of the board in 1996 and 1999. During his tenure on the Bay Area Rapid Transit SystemBoard, Mr. Richard led efforts for nearly $4 billion in capital expansion for the system. Mr. Richard holds a juris doctor from the McGeorge School of Law and a bachelor’s degree in political science from Washington University.
     William O. Perkins III. Mr. William O. Perkins III is the founder and president of Small Ventures USA, L.L.C. (SMV); which was founded in 1997. Based in Houston, the firm deploys capital across multiple sectors and geographies on an opportunistic basis with a bias towards early stage investment. In addition to funding, SMV provides operational and financial-trading capabilities to its investment portfolio. SMV is currently lead investor in a mid-stage El Salvador based development transaction to build a liquefied natural gas facility and natural gas fueled power plant. The project, CUTUCO Energy, would represent that largest investment in El Salvador’s history. Mr. Perkins has a 12 year history of energy derivatives trading, holding senior risk management and trading positions at AIG, El Paso Energy and Statoil. Most recently, he has been an significant market participant for Centaurus Energy, which he joined at inception in 2002. Mr. Perkins received a Bachelor of Science Degree in Electrical Engineering from the University of Iowa.
Composition of Our Board
     Our current board of directors consists of the following directors:
•	William S. Garrett

•	Paul F. Soanes

•	Gerald K. Lindner

•	Frank Plimpton

•	Ramon Betolaza

•	Daniel Richard, Jr.

•	William O. Perkins III
     Each of our directors on our board of directors and related committees have served in such capacity since May 2, 2006.
     At the closing of the offering, we will have directors including a director who qualifies as an “audit committee financial expert” under the rules and regulations of the SEC and Nasdaq. The majority of our directors will be independent within the timeframe required by Nasdaq and the Sarbanes-Oxley Act of 2002.

•	Our directors , , and will be independent.

•	Our board of directors serves for a period of years at the discretion of the board.

•	Directors , , and are members of the Committee.
Current Shareholders Agreement
     We currently have a Shareholders Agreement, dated as of March 7, 2006, as amended, among us and certain of our shareholders. The Shareholders Agreement currently sets forth representation and appointment rights for MatlinPatterson, NorthernStar Natural Holdings Ltd., Penguin Partners LLC and their affiliates (including Mr. Garrett and Mr. Soanes), and Crystal Holdco LLC (Crystal Holdco) and establishes the size of our board of directors. At the closing of this offering, the Shareholders Agreement will terminate and our charter and the bylaws will control the make-up of our board of directors.
Composition of Our Board of Directors at the Completion of this Offering
     Under our charter and bylaws, the number of directors will be set by a majority of the board of directors, with a minimum of three directors and a maximum of eleven directors. Directors will be elected by a plurality of the votes for terms expiring annually. Any director may be removed at any time, with or without cause, by the affirmative vote of a majority of the holders of our common stock. Vacancies and newly-created directorships can be filled only by the vote of a majority of the remaining directors.
     Our board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors has an audit committee, a compensation committee, a corporate governance and nominating committee, and an executive committee. The composition of the board committees will comply with the applicable rules of the Nasdaq Global Market and the provisions of the Sarbanes-Oxley Act of 2002.
     Audit Committee
     Following this offering, our audit committee will be responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. At the time the offering is consummated our audit committee will be comprised of independent directors including a financial expert who will be added to our board as per the requirements of the Nasdaq Global Market and the SEC. Our audit committee will be comprised of     ,     , and     .
     Compensation Committee
     Following this offering, our compensation committee will be primarily concerned with administering programs and policies regarding the compensation of executive officers and employee benefit plans. The committee is responsible for determining compensation of our executive officers and other employees and overseeing the administration of all employee benefit plans and programs. Our compensation committee will be comprised of     ,     , and     .
     Compensation Committee Interlocks and Insider Participation
     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.
     Corporate Governance and Nominating Committee
     Following this offering, our corporate governance and nominating committee will be primarily concerned with identifying individuals qualified to become members of our parent’s board of directors, selecting the director nominees for the next annual meeting of the stockholders and review of our corporate governance policies. The committee will be responsible for reviewing director compensation and benefits, overseeing the annual self-evaluations of our parent’s board of directors and making recommendations to the board concerning the structure and membership of the other board committees. Our corporate governance and nominating committee will be comprised of     ,     , and     .
Compensation of Directors and Officers
     Directors who are employees do not receive a retainer or fees for service on our board of directors or any committees. Non-employee directors will receive $120,000 per year for services as director. For directors employed by affiliates, such amounts are only payable in restricted shares under our 2006 Non-Employee Directors’ Stock Plan. See “—2006 Non-Employee Directors’ Stock Plan.” Directors who are not employed by affiliates of major shareholders are entitled to receive up to 25% of such amount in cash. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of our board of directors or committees thereof.
Executive Compensation

					Long Term
					Compensation
		Annual Compensation			Awards
			Salary paid
			from Date of
			Hire (March
			1, 2006) to		Securities	All Other
		Annual	September		Underlying	Compensation
Name and Principal Position	Year	Salary	30, 2006(1)	Bonus	Options	(2)
William S. Garrett	2006	$600,000	$350,000	—	1,254,406	$55,645
Chief Executive Officer
Paul F. Soanes	2006	600,000	350,000	—	1,254,406	52,254
President
David Glessner	2006	220,000	128,338	30,000	—	29,761
Senior Vice President, Engineering and Construction
Jonathan L. Phillips	2006	300,000	25,000	—	311,439	802
Senior Vice President, General Counsel, and Secretary
Bradford C. Witmer	2006	$225,000	$127,914	$50,000	207,626	$30,583
Chief Financial Officer

(1)	We did not employ executive officers in 2005. The compensation presented in this table represents compensation paid to executive officers from date of employment (March 1, 2006 for all except Mr. Phillips, who became an employee on August 31, 2006) through September 30, 2006.

(2)	All other compensation consists of consulting fees paid to ESI Holdings, Ltd. of a total of $145,695 for services provided by Mr. Garrett, Mr. Soanes, Mr. Witmer and Mr. Glessner prior to their employment date of March 1, 2006 with NorthernStar; consulting fees paid to Mr. Witmer directly of $11,826 for services provided prior to his employment date of March 1, 2006; and matching Company 401(k) contributions of up to $6,213 and co-paid insurance of up to $5,311.
     2006 Management Incentive Plan
     Our board of directors has adopted and our shareholders approved a stock option compensation plan. Our stock option plan provides for the award of non-qualified stock options convertible into our common stock to certain of our officers and directors. The following is a summary of the terms of the grants made under our stock option plan:

	Number of
	Securities
	Underlying			Grant Date	Value on
	Options Granted	Exercise	Expiration	Present Value	Grant Date
Name	(1)	Price	Date(2)	Per Option (3)	(3)
William S. Garrett	1,254,406	$9.12	5/2/2016	$5.68	$7,010,972
Paul F. Soanes	1,254,406	9.12	5/2/2016	5.68	7,010,972
Jonathan L. Phillips	311,439	9.12	9/1/2016	5.53	1,693,762
Bradford C. Witmer	207,626	9.12	5/2/2016	5.68	1,160,438
MP Northwest LLC (formerly KGen LNG Northwest LLC), for the benefit of Gerald K. Lindner	648,831	9.12	5/2/2016	5.68	3,626,367
MP Northwest LLC (formerly KGen LNG Northwest LLC), for the benefit of Alan R. Rosenberg, a former director(4)	216,277	9.12	3/12/2007	5.68	$1,208,789

(1)	The options were granted pursuant to our 2006 Management Incentive Plan and have a term of ten years. The options vest annually over a period of three years, with 25% vesting on the completion of the offering of our Senior Convertible Notes (May 17, 2006). For our executives, the options vest in full upon termination by us without cause, a termination of employment by the officer for good reason, or death or disability. The options granted to Mr. Lindner and Mr. Rosenberg will automatically vest in full upon involuntary removal from the Board without cause or death or disability while serving on the Board.

(2)	The expiration dates set forth in this column represent the latest dates on which the options could be exercised by the option holder.

(3)	The dollar amounts set forth in these columns are estimated using the Black-Scholes option pricing model, based upon the following assumptions: expected volatility 76%, risk-free rate of return of 4.9%, dividend yield of 0%, and expected contractual life of 9.6 years.

(4)	Mr. Rosenberg’s options become fully vested on December 12, 2006. These options expire 90 days after vesting.
Director Compensation
     2006 Non-Employee Directors’ Stock Plan
     We have adopted a 2006 Non-Employee Directors’ Stock Plan (Stock Plan) pursuant to which members of the our board of directors who are not employed by us will receive annual awards of our common stock. Under the Stock Plan, eligible directors will receive an annual award of shares of common stock valued at $120,000 based on the Company’s stock price at the beginning of each calendar year. The value of our stock price for awards made with respect to service in 2006 was set at $9.12. The award of stock is made to eligible directors in equal ratable installments on the last day of each calendar quarter during the applicable year if the director is then serving on our board of directors. Directors who are not affiliates of major shareholders of the Company may elect to receive up to 25% of the value of each annual award (i.e., up to $30,000) in cash instead of shares of our common stock. In addition, directors may elect to receive the value of each annual award in the form of deferred stock. In this case, an electing director would be granted a fully vested right to receive at a later date the number of shares that would otherwise have been awarded under the Stock Plan for that year. Currently, one non-employee consultant is also eligible to receive the same benefits as a director under this plan.
Employment Agreements
     Effective as of February 1, 2006, we entered into employment agreements with Mr. Garrett and Mr. Soanes, our Chief Executive Officer and our President, respectively, which terminate on December 31, 2009, subject to succeeding one-year automatic renewals unless either party gives written notice to the other of his intention not to renew within sixty days prior to the termination date.
     Under the employment agreements of Mr. Garrett and Mr. Soanes, each will receive a base salary of $600,000 per annum, subject to increases at the discretion of our board of directors, and are eligible for an annual fiscal year-end cash bonus of up to 100% of their base compensation based on criteria established by our board of directors and for equity-based compensation under our 2006 Management Incentive Plan. In addition, each is eligible to receive certain additional compensation of up to $5,750,000 each when we meet certain corporate benchmarks specifically related to the successful completion and commencement of commercial operations of the Clearwater project.
     On March 23, 2006 we entered into an employment agreement with Mr. Glessner, our Vice President, Engineering and Construction. Under this employment agreement Mr. Glessner’s employment is at-will and he will receive a base salary of $220,000 per annum, with eligibility for a target bonus of 50% of his annual base salary. In the event Mr. Glessner chooses to leave us or is terminated for cause, any bonus earned during employment, but not yet paid, will be forfeited. In the event we terminate Mr. Glessner without cause he will receive a bonus of 50% of his annual base salary, prorated for the number of days since his last bonus was paid. In addition, Mr. Glessner was paid a one-time sign-on bonus of $30,000.
     On June 29, 2006 we entered into an employment agreement with Mr. Witmer, our Chief Financial Officer and formerly our Senior Vice President Finance and Administration. Under this employment agreement, Mr. Witmer’s employment is at-will and he will receive a base salary of $225,000 per annum, with eligibility for a target bonus of 50% of his annual base salary. In the event Mr. Witmer chooses to leave us or is terminated for cause, any bonus earned during employment, but not yet paid, will be forfeited. In the event we terminate Mr. Witmer without cause he will receive a bonus of 50% of his annual base salary, prorated for the number of days since his last bonus was paid but not less than nine months or more than twelve months and receive salary continuation for the same period. In addition, Mr. Witmer was paid a one-time sign-on bonus of $50,000.
     On August 31, 2006 we entered into an employment agreement with Mr. Phillips, our Senior Vice President, General Counsel, and Secretary. Under this employment agreement, Mr. Phillips’ employment is at-will and he will receive a base salary of $300,000 per annum, with eligibility for a target bonus of 50% of his annual base salary. In the event Mr. Phillips chooses to leave us or is terminated for cause, any bonus earned during employment, but not yet paid, will be forfeited. In the event we terminate Mr. Phillips without cause he will receive a bonus of 50% of his annual base salary, prorated for the number of days since his last bonus was paid but not less than nine months or more than twelve months and receive salary continuation for the same period. In addition, Mr. Phillips will be paid a one-time sign-on bonus of $50,000.
     On November 17, 2006, we entered into an employment agreement with Mr. Desmond, our Senior Vice President External Affairs. Under this employment agreement, Mr. Desmond’s employment is at will and he will receive a base salary of $400,000 per annum, with eligibility for a target bonus of 75% of his annual base salary. In the event Mr. Desmond chooses to leave us or is terminated for cause, any bonus earned during employment, but not yet paid, will be forfeited. In the even we terminate Mr. Desmond without cause, he will receive a bonus of 75% of his annual base salary, prorated for the number of days since his last bonus was paid.

PRINCIPAL STOCKHOLDERS
     The following table shows information regarding the beneficial ownership of our common stock as of September 30, 2006 by:
•	each of our directors;

•	each executive officer identified in the Summary Compensation Table;

•	all of our directors and executive officers as a group; and

•	each stockholder who is known by us to own beneficially five percent (5%) or more of the outstanding shares of our common stock.
     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Securities that are convertible or exercisable for shares of our common stock within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned		Shares Beneficially Owned
	Before the Offering (1)		After the Offering
	Number of		Number of
Beneficial Owner	Shares	Percent	Shares	Percent
Directors and Officers
William S. Garrett(2)(3)(4)	7,848,402	28.28%
Paul F. Soanes(2)(3)(5)	7,848,401	28.28
Bradford C. Witmer(6)	51,907	*
David L. Glessner(13)	—	—
Jonathan L. Phillips(8)	77,860	*
William O. Perkins III(2)(8)(14)	5,184,312	18.89
Daniel Richard, Jr. (14)	—	—
Gerald K. Lindner(2)(9)(10)(12)(14)	1,059,837	3.82
Frank S. Plimpton(14)	—	—
Ramon Betolaza(14)	—	—
All directors and executive officers as a group (10 persons)		51.15

5% Owners
MP Northwest LLC (2)(9)(10)(11)	16,044,976	55.73
MatlinPatterson Global Opportunities Partners II L.P.(2)(9)(10) (11)	16,044,976	55.73
MatlinPatterson Global Opportunities Partners (Cayman) II L.P.(2)(9)(10)(11)	16,044,976	55.73
Northern Star Natural Holdings, Ltd.(2)	6,694,800	24.40
Crystal Holdco LLC(2)(8)	5,184,312	18.89
Small Ventures USA, L.P(2)(8)	5,184,312	18.89
Small Ventures USA GP, LLC(2)(8)	5,184,312	18.89
Ritchie Energy Long-Term Trading, LLC(2)(8)	5,184,312	18.89
Ritchie Capital Management, LLC(2)(8)	5,184,312	18.89
A.R. Thane Ritchie(2)(8)	5,184,312	18.89
Penguin Partners LLC(2)	840,000	3.06

*	Less than 1%.

(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of our common stock if such person has or shares voting power and/or investment power with respect to the shares, or has a right to acquire beneficial ownership at any time within 60 days. As used herein, “voting power” includes to power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

(2)	In addition to the beneficial ownership reflected above, pursuant to the terms of a Shareholders Agreement, certain of our stockholders may require each existing stockholder to vote its shares for designated directors and participate in certain transactions, as more fully described under “Management — Current Shareholders Agreement.”

(3)	Includes beneficial ownership of 6,694,800 shares of our common stock held by Northern Star Natural Holdings, Ltd., which is jointly controlled by Mr. Garrett and Mr. Soanes, and 840,000 shares of our common stock beneficially owned by Penguin Partners LLC, which is jointly controlled by Mr. Garrett and Mr. Soanes.

(4)	Includes beneficial ownership of an option to purchase 1,254,406 shares of our common stock held by Mr. Garrett of which 313,602 shares have vested and are exercisable for our common stock.

(5)	Includes beneficial ownership of an option to purchase 1,254,406 shares of our common stock held by Mr. Soanes of which 313,602 shares have vested and are exercisable for our common stock.

(6)	Includes beneficial ownership of an option to purchase 207,626 shares of our common stock held by Mr. Witmer of which 51,907 shares have vested and are exercisable for our common stock.

(7)	Includes beneficial ownership of an option to purchase 311,439 shares of our common stock held by Mr. Phillips of which 77,860 shares have vested and are exercisable for our common stock.

(8)	Crystal Holdco LLC is owned 51.18% by Small Ventures USA, L.P. and 48.82% by Ritchie Energy Long-Term Trading, L.L.C. Small Ventures USA, L.P. is controlled by Small Ventures USA GP, LLC, its general partner, which is controlled by William O. Perkins III, its sole managing member. Ritchie Capital Management, LLC acts as investment advisor to Ritchie Energy Long-Term Trading, L.L.C. A.R. Thane Ritchie is the Chief Executive Officer of Ritchie Capital Management and exercises ultimate indirect voting control and dispositive power over the securities held by Ritchie Energy Long-Term Trading, L.L.C. As a result, Small Ventures USA, L.P., Small Ventures USA GP, LLC, William O. Perkins, III, Ritchie Energy Long-Term Trading, L.L.C., Ritchie Capital Management, LLC and A.R. Thane Ritchie are each deemed to be the beneficial owner of the 5,184,312 shares of our common stock held by Crystal Holdco LLC. The address of Crystal Holdco LLC, Small Ventures USA, L.P., Small Ventures USA GP, LLC, Ritchie Energy Long-Term Trading, L.L.C., Ritchie Capital Management, LLC and A.R. Thane Ritchie is c/o Crystal Holdco LLC, 5161 San Felipe, Suite 320, Houston, Texas 77036.

(9)	The members of MP Northwest LLC, or Northwest, are MP LNG BLKER LLC, or Blkr; MatlinPatterson Global Opportunities Partners (Cayman) II L.P., or MP GOP II Cayman; MatlinPatterson Global Opportunities Partners II L.P. , or MP GOP II; BCE Capital, L.P., an entity owned and controlled by Alan R. Rosenberg, or BCE; and GKL Capital, L.P., an entity owned and controlled by Gerald K. Lindner, or GKL. Blkr, MP GOP II and MP GOP II Cayman, collectively, control Northwest. Northwest has the sole dispositive power over 13,505,969 shares of our common stock held by Northwest, the shared dispositive power with BCE of 297,024 shares of our common stock held by Northwest and the shared dispositive power with GKL of 891,051 shares of our common stock held by Northwest. Blkr, MP GOP II and MP GOP II Cayman are controlled by David J. Matlin and Mark R. Patterson through MatlinPatterson Global Advisers LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Partners II LLC, MatlinPatterson LLC, KGen LNG (Cayman) LP, KGen LNG (Delaware) Inc. and KGen LNG (Cayman) Inc. The address of Blkr, MP GOP II and MP GOP II Cayman is c/o MatlinPatterson Global Partners II LLC, 520 Madison Avenue, New York, New York 10022. The address of Northwest and GKL is c/o MP Northwest LLC, 1330 Post Oak Boulevard, Suite 1500, Houston, Texas 77056.

(10)	Includes beneficial ownership of an option to purchase 648,831 shares of our common stock held by Northwest for the benefit of Gerald K. Lindner of which 162,208 shares have vested and are exercisable for our common stock, a portion of which may be transferred or held for the benefit of other Northwest employees.

(11)	Includes beneficial ownership of an option to purchase 216,277 shares of our common stock held by Northwest for the benefit of Alan R. Rosenberg of which 54,069 shares have vested and are exercisable for our common stock

(12)	Excludes 13,505,969 shares of our common stock held by Northwest of which Gerald K. Lindner may be deemed to have beneficial ownership through indirect investments in Northwest.

(13)	Excludes beneficial ownership of 6,694,800 shares of our common stock held by Northern Star Natural Holdings, Ltd., in which Mr. Glessner owns an approximate 8.564% limited partnership interest.

(14)	Excludes 41,935 shares of our common stock issued through September 30, 2006 valued at $120,000 per year which are to be granted to our directors pursuant to our 2006 Non-Employee Directors’ Stock Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Our Organization
     In March 2006, we acquired, by merger with our wholly-owned subsidiaries, all of the issued and outstanding membership units of our three liquefied natural gas (LNG) terminals, at which time each of Bradwood, Clearwater and Orion became a wholly-owned subsidiary. The aggregate consideration to be paid by us to acquire the three LNG terminals was comprised of approximately $6.0 million in cash, $2.7 million in indebtedness and 20,605,200 shares of our common stock.
     In connection with our acquisition of the terminals and as consideration for their interests in the three LNG terminals, certain officers, directors and holders of more than 5% of our outstanding shares received cash and beneficial ownership of our shares of common stock as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Background” and “— Purchase and Financing of Our LNG Terminal Projects and LNG Related Assets.”
Related Party Transactions
     Certain of our officers and directors received options under our 2006 Management Incentive Plan. In addition, certain of our directors and certain designated consultants to our board of directors received and will continue to receive a grant of shares of our common stock valued at $120,000 per year or, in lieu of a portion thereof in certain circumstances, cash for services as directors of the Company pursuant to our 2006 Non-Employee Directors’ Stock Plan. As of the date of this offering, 41,935 shares of our common stock valued at $382,447 and $7,486.64 in cash have been granted on June 30, 2006 and September 30, 2006 to our directors pursuant to our 2006 Non-Employee Directors’ Stock Plan.
     MatlinPatterson is not being paid a management fee in its capacity as lead investor in our Company. Any shares received by Mr. Betolaza and Mr. Plimpton under our 2006 Non-Employee Directors’ Stock Plan will be held for the benefit of MatlinPatterson.
Purchase of Intellectual Property
     Concurrently with the acquisition of Bradwood and Orion, we acquired certain intellectual property rights relating to LNG project conceptualization and development activities from ESI Holdings, Ltd., an entity owned by Mr. Garrett and Mr. Soanes, in exchange for $5 million.
     On April 1, 2006, we entered into a lease for office space in California with Real Estate Energy Company, LLC, an entity controlled by Mr. Lindner, a member of our board of directors. The lease period extends through May 31, 2007 and is terminable upon 30 days notice with no termination penalty. Payments for the lease are $2,000 per month, which management believes is indicative of the market rates for such commercial office space and services available in the local region.
     As part of the acquisitions of our Bradwood and Orion projects, we entered into the Shareholders Agreement with all of our shareholders and, as part of the acquisition of our Clearwater project, we amended the Shareholders Agreement, dated as of March 28, 2006, to include the former equity holder of the Clearwater project. Following the completion of this offering, the rights and obligations delineated in the Shareholders Agreement will terminate with the exception of the registration rights which were granted to the shareholder signatories to the Shareholders Agreement. These registration rights permit the shareholders to cause us to register for resale their shares of our common stock with the SEC beginning the earlier of six months from the date of the completion of this offering or March 7, 2008.
Exchange of Debt and Preferred Interests; Preferential Capacity Rights
     Immediately prior to the consummation of the offering of the convertible notes, we issued 100,000 shares of our common stock to MatlinPatterson and granted MatlinPatterson options to have up to 2,920,000 Mcf per year of gas processed out of interruptible capacity for its own account per terminal (a capacity option) as additional consideration in exchange for all of MatlinPatterson’s interest in the initial projects.
     Each capacity option will be exercisable any time prior to the earlier of (x) the tenth anniversary of issuance of the capacity option or (y) 30 days prior to the execution of one or more TUAs for substantially all of the long-term firm capacity of the LNG terminal. Each capacity option will have an exercise price of 0.5% of the actual and budgeted development and construction costs for the LNG terminal at the time of exercise of that capacity option, payable, after exercise, upon incurrence of such costs. Upon exercise of a capacity option, MatlinPatterson (or its transferee) will be entitled to utilize the stated capacity, on an interruptible basis at a cost equal to the Company’s operating costs for providing the capacity.
Company Policy
     Any future transactions with our directors, officers, employees or affiliates are expected to be minimal and must be approved in advance by a majority of disinterested members of our board of directors.

DESCRIPTION OF CAPITAL STOCK
     The following description summarizes the material terms and provisions of our common stock and is based on relevant portions of the General Corporation Law of the State of Delaware and on our certificate of incorporation and bylaws. This summary is not necessarily complete, and is qualified in its entirety by the actual contents of our certificate of incorporation and bylaws. For a more detailed description of the provisions summarized below, we refer you to the Delaware General Corporation Law and our certificate of incorporation and bylaws.
     Our certificate of incorporation provides that we are authorized to issue 150,000,000 shares of our common stock with a par value of $0.01 per share. As of November 15, 2006, there were 27,441,935 shares of common stock issued and outstanding.
Common Stock
Voting Rights
     Each holder of our common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of our common stock are entitled to one vote per share.
Liquidation Rights
     Upon our liquidation, dissolution or winding up (whether voluntary or involuntary), holders of our common stock will be entitled to share ratably in the assets of us remaining after all debts and liabilities have been paid.
Dividends
     If our board of directors declares and pays dividends on our common stock, all holders of our common stock will be paid the same amount of dividends per share. In our history, we have not paid any dividends, and we do not intend to pay dividends in the foreseeable future.
Consent
     Stockholders may take action only at an annual or special meeting of stockholders and may not act by written consent. Any action required or permitted to be taken at any meeting of our board of directors or of any committee of our board of directors may be taken without a meeting if all members of our board of directors or of such committee consent in writing.
Other Rights and Restrictions
     The holders of our common stock have no preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other of our securities or to have their shares of common stock redeemed by us. However, the Shareholders Agreement among us and certain of our current shareholders grants our current shareholders preemptive rights on certain equity issuances. Our common stock is not subject to redemption by us. Our certificate of incorporation and bylaws do not restrict the ability of a holder of our common stock to transfer shares of common stock.
“Blank Check” Preferred Stock
     We are authorized to issue, without any further vote or action by the stockholders, up to shares of preferred stock in one or more classes or series and, with respect to each such class or series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers (if any) of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such class or series.

Limitation of Director Liability
     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Delaware law does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us and our stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to us or our stockholders for breach of the director’s fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.
Corporate Opportunities
     Under our bylaws, our stockholders will have the right to engage in the same or similar activities or lines of business as us and do business with any of our potential or actual customers or suppliers and none of our stockholders will be liable for breach of any fiduciary duty by reason of any of those actions. If any of our stockholders acquires knowledge of a potential transaction which may be a corporate opportunity, the stockholder will have no duty to communicate or present the corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of the fact that the stockholder or any of its affiliates pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding the corporate opportunity to us.
     Our bylaws also provide that if one of our directors who is also is a member, manager, principal, employee or other representative or nominee of a stockholder that is a large financial institution or investment fund acquires knowledge of an investment opportunity that is not a restricted opportunity, the director will be deemed not to have violated its fiduciary duty to us and our stockholders and will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that the director (or the related financial institution or investment fund) pursues or acquires the opportunity for itself or directs the opportunity to another person or does not communicate information regarding the opportunity to us.
     Our bylaws define a restricted corporate opportunity as any opportunity in which we have an interest or reasonable expectancy to participate in a business opportunity that is presented to us or one or more of our officers, directors or stockholders and that (i) we are financially able to undertake, (ii) is, from its nature, in the line or lines of our existing or prospective business and of practical advantage to us, and (iii) is expressly offered to such director in writing solely in his or her capacity as one of our directors. If our board of directors determines not to pursue such restricted corporate opportunity, such opportunity shall no longer be considered a restricted corporate opportunity.
Indemnification
     To the maximum extent permitted by law, our certificate of incorporation provides for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, we must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims. We also maintain directors’ and officers’ liability insurance.
Anti-takeover Effects of Some Provisions
     Our amended and restated certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies formulated by our board of directors. These provisions are also expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions, as well as certain provisions of contracts to which we are a party, may discourage or hinder attempts to acquire us or remove incumbent directors or management even if some, or a majority, of our stockholders believe that such action is in their best interest. These provisions include:

•	Vacancies Filled by the Board. Vacancies on our board of directors may be filled by a majority of the remaining directors (even if they constitute less than a quorum), or by a sole remaining director.

•	Removal of Directors. None of our directors may be removed other than for cause.

•	Stockholder Meetings. Only our board of directors, the chairman of our board of directors, or our chief executive officer may call special meetings of stockholders. Stockholders cannot call special meetings of stockholders.

•	No Action by Written Consent. Stockholders may take action only at an annual or special meeting of stockholders. Stockholders may not act by written consent.

•	Requirements for Advance Notification of Stockholder Proposals and Director Nominations. Stockholders must comply with advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In general, these provisions provide that notice of intent to nominate a director or raise matters at such meetings must be received in writing by us not less than 90 nor more than 120 days prior to the anniversary of the date of the proxy statement for the previous year’s annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

•	No Cumulative Voting. There is no cumulative voting in the election of directors.

•	Supermajority Stockholder Vote for Extraordinary Transactions and Amendments. Certain extraordinary transactions, such as mergers and change of control transactions for which a stockholder vote is otherwise required and certain amendments to our second amended and restated certificate of incorporation and bylaws (including in respect of the provisions set forth above), require the approval of 66 2/3% of the votes cast in such vote, and at least a majority of our issued and outstanding shares entitled to vote in the election of directors. Our bylaws may also be amended by resolution of a majority of our entire board of directors.

•	“Blank Check” Preferred Stock. We are authorized to issue, without any further vote or action by the stockholders, up to shares of preferred stock in one or more classes or series and, with respect to each such class or series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers (if any) of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such class or series.
Delaware Takeover Statute
     We have elected to be exempt from the restrictions imposed under Section 203 of the Delaware General Corporation Law (DGCL). Section 203 provides that, subject to certain exceptions specified therein, a Delaware corporation will not engage in any business combination, which generally includes mergers, consolidations or acquisitions of additional shares of the corporation, with an interested stockholder for a three-year period following the date that such stockholder becomes an interested stockholder with certain exceptions, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Following this offering, subject to certain restrictions, we may elect by an amendment to our certificate of incorporation to be subject to Section 203 of the DGCL. However, such an amendment will not restrict a business combination between us and an interested stockholder if that stockholder became an interested stockholder prior to the effective date of that amendment.
Registration Rights for Shares of Common Stock Issuable upon Conversion of Our Senior Convertible Notes
     On May 17, 2006, in connection with our sale of convertible notes, we entered into a registration rights agreement with the holders of the convertible notes pursuant to which we agreed to provide certain registration rights with respect to the shares of common stock issuable upon conversion of the convertible notes.
     Under the agreement, we are required to file a shelf registration statement covering the resale of all shares of common stock issued or issuable upon the conversion of the convertible notes within 90 days after the consummation of this offering or we begin to incur liquidated damages. See “Description of Senior Convertible Notes.” We are required to use reasonable best efforts to have such registration statement declared effective within 180 days of the consummation of this offering.

     If the registration statement is not filed or declared effective before the applicable deadlines, then we are obligated to pay each of the holders of the convertible notes an amount in cash equal to 1% of the principal amount of the convertible notes on the day that such deadline has not been met and 1% of the then applicable conversion price multiplied by the number of underlying shares held by a holder; and an amount in cash equal to 2% of the principal amount of convertible notes and 2% of the then applicable conversion price multiplied by the number of underlying shares held by a holder for each successive 30-day period thereafter until the failure is cured.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is               .
Listing
     We are applying to list our stock on The Nasdaq Global Market under the symbol “NSNG.”

DESCRIPTION OF SENIOR CONVERTIBLE NOTES
     The following is a summary of the material provisions of the instruments evidencing our company’s material indebtedness. It does not include all of the provisions of, and is qualified in its entirety by, the actual contents of instruments evidencing our material indebtedness, copies of which have been filed as exhibits to our registration statement filed in connection with this offering.
     On May 17, 2006 we issued $100.0 million aggregate principal amount of unsecured Senior Convertible Notes due 2013 (convertible notes). In addition, in November 2006 we paid interest by increasing the principal amount of convertible notes by $3.5 million. The principal terms of the convertible notes are as follows:
Maturity
     The convertible notes will mature on May 15, 2013 if not redeemed, converted or repurchased prior to that date according their terms.
Ranking
     The convertible notes are our unsecured obligations. The convertible notes rank pari passu in right of payment with all unsecured and unsubordinated indebtedness and rank senior in right of payment to all of our future indebtedness, if any, that by its terms is junior or subordinated in right of payment to the convertible notes.
Optional Repurchase
     The holders may require us to repurchase all or any portion of the convertible notes on May 17, 2009 in cash at a price equal to the conversion amount applicable to the principal amount of convertible notes being redeemed (the Holder Optional Redemption Price).
Interest
     We may, at our option, pay interest on the convertible notes in cash or in kind. Each note shall bear Interest as follows:
•	Semiannually at 7% per annum by increasing the principal amount outstanding or 5% per annum payable in cash.

•	1% increase in interest rate if we have not filed a registration statement relating to a qualified IPO within 210 days of May 17, 2006 until it is filed.

•	1% increase in interest rate if the registration statement relating to a qualified IPO is not declared effective within 365 days of May 17, 2006 until it is declared effective.

•	If we have not consummated a qualified IPO prior to the 18-month anniversary of May 17, 2006, the interest rate will become the greater of the rate then in effect and 10% until it is consummated.

•	Upon an event of default, the interest rate will become 15%.
Redemption
     After the completion of this offering, we may redeem any or all of the convertible notes at any time prior to November 17, 2008 (18 months after the issue date) or the first anniversary of this offering provided that, among other things, the common stock has traded at a price greater than 150% of the conversion price of the convertible notes for 20 consecutive trading days. The convertible notes shall be redeemed at a price equal to 100% of the principal amount plus the present value of interest applicable to the principal amount being redeemed.
     We also may redeem any or all of the convertible notes at any time after May 17, 2009 at a price equal to 100% of the principal amount plus accrued and unpaid interest and any late charges, subject to certain conditions.

     Following a change of control (as defined in the indenture governing the convertible notes) the holders of the convertible notes may require us to redeem the convertible notes at a price equal to 100% or 110%, depending upon circumstances, of the principal amount plus the present value of interest for any conversion amount. The determination of a change of control involving the sale or transfer of all or substantially all of our assets will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances.
Conversion
     The convertible notes may, at the option of the holder, be converted into shares of our common stock from time to time. Prior to the completion of this offering, the conversion price for the convertible notes will be $9.12 per share, as adjusted in accordance with the terms of the indenture and the convertible notes. Immediately following the completion of this offering, the conversion price will be the lesser of (1) the conversion price in effect immediately prior to the completion of this offering or (2) 90% of the public offering price of the common stock as set forth in the final prospectus relating to this offering, subject to certain minimum conversion prices as described in the convertible notes and not to go below $7.30 per share. The conversion price also is subject to certain anti-dilution adjustments as described in the indenture governing the convertible notes.
Participation
     Prior to a qualified IPO or an eligible fundamental transaction, as such terms are defined in the indenture, each holder of a convertible note shall be entitled to receive such dividends paid and distributions made to the holders of common stock to the same extent as if each holder of a convertible note had converted its convertible note into shares of common stock (without regard to any limitations on conversion herein or elsewhere) immediately prior to the record date for such dividends and distributions. A qualified IPO is an underwritten initial public offering at not less than $10 per share and with gross proceeds to us and any selling stockholders of more than $125 million. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of common stock. From and after a qualified IPO, each holder of a convertible note shall not be entitled to any payments under the first sentence of this provision but shall be entitled to benefit from any adjustments to the conversion price set forth in the indenture.
     An eligible fundamental transaction means a fundamental transaction pursuant to which a successor entity assumes our obligations under the convertible notes in accordance with the terms thereof and, upon consummation of such fundamental transaction, (A) the convertible notes are convertible or exchangeable into shares of common stock or equivalent equity security that are listed for trading on an eligible market, and (B) such successor entity (or its parent entity) has (x) outstanding debt that is rated investment grade by at least one nationally recognized statistical rating organization or (y) an investment grade Company credit rating from at least one nationally recognized statistical rating organization.
     An eligible market means The New York Stock Exchange, Inc., the American Stock Exchange or the Nasdaq National Market. A fundamental transaction means that we shall, directly or indirectly, in one or more related transactions, (a) consolidate or merge with or into (whether or not we are the surviving corporation) another person, or (b) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets to another person, or (c) be the subject of a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of common stock (not including any shares of common stock held by the person or persons making or party to, or associated or affiliated with the persons making or party to, such purchase, tender or exchange offer), or (d) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person whereby such other person acquires more than the 50% of the outstanding shares of common stock (not including any shares of common stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock purchase agreement or other business combination).
     A successor entity means the person, which may be us or the person with which such fundamental transaction shall have been made, formed by, resulting from or surviving any fundamental transaction. A parent entity of a person involved in a fundamental transaction means an entity that, directly or indirectly, controls the applicable person and whose common stock or equivalent equity security is quoted or listed on an eligible market, or, if there is more than one such parent entity, the parent entity with the largest public market capitalization as of the date of consummation of the fundamental transaction.

Events of Default
     Events of default under the terms of the convertible notes include:
•	failure to pay to any holder any principal amount, redemption price or present value of interest when and as due under any note;

•	failure to pay to any holder any amount of interest, registration default damages or other amounts (other than the amounts specified in the first bullet above when and as due under any note, indenture, or registration rights agreement related to the convertible notes if such failure continues for a period of at least 30 business days;

•	failure to comply with any of its agreements or covenants in the notes or the indenture (other than those referred in the first and second bullet points above and those related to conversion of the notes) and such failure continues for 30 days after written notice thereof from the Trustee or one or more holders to the company;

•	any acceleration prior to maturity of any indebtedness of the company or any of its subsidiaries, which individually or in the aggregate is equal to or greater than $5.0 million principal amount of indebtedness;

•	certain bankruptcy or insolvency events; and

•	the rendering against the company or any of its subsidiaries of a final judgment or judgments for the payment of money aggregating in excess of $5.0 million, which are not, within 60 days, bonded, discharged, or stayed pending appeal.
     Following an event of default described in the fifth bullet above, the convertible notes will automatically become immediately due and payable. If an event of default described in the fifth bullet above has occurred with respect to any of our subsidiaries or any event of default described in the first, second, third, fourth, or sixth bullets above has occurred and is continuing, holders of not less than 25% of the aggregate principal amount of the notes then outstanding may at any time at their option declare all the notes immediately due and payable.

SHARES ELIGIBLE FOR FUTURE SALE
     If our stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options or conversion of our convertible notes, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.
     Prior to this offering there was no public market for our common stock. Upon completion of the offering we will have outstanding an aggregate of            shares of our common stock, excluding 11,346,552 issuable upon conversion of the convertible notes as of November 15, 2006. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (Securities Act), unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act.
     The remaining            shares of common stock will be restricted securities as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below.
     Subject to the lock-up agreements described in “Underwriting” and the provisions of Rules 144 and 144(k), shares will be available for sale in the public market as follows:

Number of Shares	Date
After the date of this prospectus.
After 180 days from the date of this prospectus.
     As of November 15, 2006, stock options to purchase a total of 4,100,611 shares of our common stock were outstanding. In addition, as of November 15, 2006, 11,346,552 shares of our common stock were issuable on conversion of the convertible notes.
Sales of Restricted Securities
     Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, each of which is summarized below.
Rule 144
     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell, to the extent not restricted by the terms of the lock-up agreements, those shares 90 days after the effective date of this offering subject only to the manner of sale provisions of Rule 144, but without compliance with some of the restrictions, including the one-year minimum holding period, contained in Rule 144. As of      , 2006, options to purchase a total of 4,100,611 shares of common stock were outstanding,     of which will be exercisable upon consummation of this offering and some of which are subject to lock-up agreements with the underwriters, as described below.
Options
     As of November 15, 2006, stock options to purchase a total of 4,100,611 shares of our common stock were outstanding. These stock options have a weighted average exercise price of $9.12 and a weighted average of 9.4 years until expiration.
Benefit Plans
     We expect to file registration statements on Form S-8 that will register up to            shares of our common stock, covering the shares of common stock to be issued pursuant to the exercise of options granted under our stock option plan.
Registration Rights
     Holders of the 11,346,552 shares issuable upon conversion of the convertible notes will have rights to require the registration of those shares under the Securities Act at the earlier of six months after we complete this offering or March 7, 2008.
Effects of Sales of Shares
     No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sales, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

UNDERWRITING
     Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering, and, together with     , are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares
Citigroup Global Markets Inc.

Total

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $                     per share. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.
     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                    additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.
     We, our officers and directors, and our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.
     We are applying to have our common stock listed on The Nasdaq Global Market under the symbol “NSNG.”
     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by NorthernStar
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
     In connection with this offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
     We estimate that our portion of the total expenses of this offering will be $                    .
     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.
     Citigroup Global Markets Inc. acted as sole placement agent in connection with the private placement of our senior convertible notes in May 2006. In connection with that transaction, we agreed to reimburse the placement agent for reasonable out-of-pocket expenses incurred by the placement agent and to pay the fees and expenses of counsel to the placement agent. An affiliate of Citigroup Global Markets Inc. purchased $10,000,000 aggregate principal amount of our senior convertible notes in the private placement. The terms of the senior convertible notes are described under “Description of Senior Convertible Notes.” The convertible notes will remain outstanding following this offering.
     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.
EXPERTS
     The financial statements as of and for the periods from inception (January 14, 2002) through December 31, 2005 and for the years ended December 31, 2003, 2004, and 2005 of Clearwater Port LLC (formerly Crystal Energy LLC) have been audited by Pannell Kerr Forster of Texas, P.C., an independent accounting firm, as set forth in their report included herein. The financial statements as of and for the period ended December 31, 2005 of NorthernStar Natural Gas Inc. (formerly KGen LNG Partners Inc.) included in this prospectus have been audited by Malone & Bailey, PC, an independent registered public accounting firm, as set forth in their report included herein. We have included our financial statements and schedules in this prospectus and elsewhere in this registration statement in reliance on the reports of Malone & Bailey and Pannell Kerr Forster of Texas, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act of 1993, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete and are qualified in their entirety by reference to the actual contents of such documents. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.
     Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy and information statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page
Index To Financial Statements

NORTHERNSTAR NATURAL GAS INC (FORMERLY NORTHERNSTAR NATURAL GAS LLC)

Consolidated Balance Sheets at September 30, 2006 and December 31, 2005 (unaudited)	F-2
Consolidated Statements of Operations for the nine months ended September 30, 2006, and Cumulative Period from Inception (May 17, 2005) through September 30, 2006 (unaudited)	F-3
Consolidated Statements of Cash Flows for the period nine months ended September 30, 2006 and the Cumulative period from Inception (May 17, 2005) through September 30, 2006 (unaudited)	F-4
Consolidated Statements of Stockholder’s Equity at September 30, 2006 (unaudited)	F-5
Notes to Consolidated Financial Statements (unaudited)	F-6

NORTHERNSTAR NATURAL GAS INC
(FORMERLY KGEN LNG PARTNERS INC)

Report of Independent Registered Public Accounting Firm	F-18
Consolidated Balance Sheet as of December 31, 2005	F-19
Consolidated Statement of Operations from Inception (May 17, 2005) through December 31, 2005	F-20
Consolidated Statement of Changes in Members’ Equity from Inception (May 17, 2005) through December 31, 2005	F-21
Consolidated Statement of Cash Flows from Inception (May 17, 2005) through December 31, 2005	F-22
Notes to Financial Statements	F-23

CLEARWATER PORT LLC
(FORMERLY CRYSTAL ENERGY LLC)

Report of Independent Registered Public Accounting Firm	F-28
Consolidated Balance Sheet at December 31, 2004 and December 31, 2005	F-29
Consolidated Statement of Operations from Inception (January 14, 2002) through December 31, 2005 and for the years ended December 31, 2003, 2004, and 2005	F-30
Consolidated Statement of Changes in Members’ Equity from Inception (January 14, 2002) through December 31, 2005 and for the years ended December 31, 2003, 2004, and 2005	F-31
Consolidated Statement of Cash Flows from Inception (January 14, 2002) through December 31, 2005 and for the years ended December 31, 2003, 2004, and 2005	F-32
Notes to Financial Statements	F-33

NORTHERNSTAR NATURAL GAS INC.
(Formerly NorthernStar Natural Gas LLC)
(Development Stage Company)
Consolidated Balance Sheets (Unaudited)

	September 30, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$82,358,255	$1,382,873
Accounts receivable-related party	—	580,479
Accounts receivable-other	23,286	—
Interest receivable	372,468	—
Prepaid expenses	453,062	1,500

Total current assets	$83,207,071	$1,964,852
Property and equipment, at cost	1,544,100	118,709
Accumulated depreciation	(179,271)	(1,891)

Property and equipment, net	1,364,829	116,818
Land option costs	375,000	175,000
Deferred financing costs, net	6,624,940	—
Other assets	33,278	3,000

Total Assets	$91,605,118	$2,259,670

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$3,018,346	$1,442,259
Accrued expenses	1,317,077	—
Accounts/notes payable — related party	178,000	212,000
Accrued interest expense	118,359	—
Current portion of long term debt	690,927	—

Total current liabilities	$5,322,709	$1,654,259
Long-term debt	104,177,971	—
Long-term advance payable	6,000,000	—
Deferred professional fees	1,688,773	522,005

Total Liabilities	$117,189,453	$2,176,264
Commitments and contingencies	—	—
Stockholders’ equity (deficit):
Common stock ($0.01 par value; 150,000,000 shares authorized, 27,441,935 outstanding)	274,419	—
Paid-in capital	35,738,700	8,659,827
Deficit accumulated during development stage	(51,920,354)	(8,576,421)
Distribution	(9,677,100)	—

Total Stockholders’ Equity (Deficit)	$(25,584,335)	$83,406

Total Liabilities & Stockholders’ Deficit	$91,605,118	$2,259,670

See accompanying Notes to Consolidated Financial Statements

NORTHERNSTAR NATURAL GAS INC.
(Formerly NorthernStar Natural Gas LLC)
(Development Stage Company)
Consolidated Statements of Operations
(Unaudited)

		Cumulative Period
		from Inception (May 17,
	Nine Months Ended	2005) through September
	September 30, 2006	30, 2006
Revenue	$—	$—
Costs and expenses:
Project prospecting	179,846	179,846
Project development	13,107,813	20,820,069
Corporate general & administrative	27,315,410	28,202,698

Loss from operations	(40,603,069)	(49,202,613)
Other income/(expense):
Interest income	1,808,196	1,838,663
Interest expense	(4,039,901)	(4,048,245)
Minority interest in losses of consolidated subsidiary		1,000

Net other income/(expense)	(2,231,705)	(2,208,582)

Net loss	$(42,834,774)	$(51,411,195)

Net loss per common share calculation:
Net loss per share:
Basic and diluted (see Note 2)	$(1.57)	$(1.88)
Weighted-average common shares outstanding:
Basic and diluted	27,356,833	27,330,969
See accompanying Notes to Consolidated Financial Statements

NORTHERNSTAR NATURAL GAS INC.
(Formerly NorthernStar Natural Gas LLC)
(Development Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)

		Cumulative Period from
	Nine Months Ended	Inception (May 17, 2005)
	September 30, 2006	through September 30, 2006
Cash flows from operating activities:
Net loss	$(42,834,774)	$(51,411,195)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation & amortization	977,896	979,787
Equity compensation for consulting services	8,880,016	8,880,016
Equity compensation	7,747,104	7,747,104
Financing costs	2,978,449	2,978,449
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(813,316)	(814,816)
Accounts payable and accrued expenses	(242,988)	1,199,271
Amounts due to/from related parties	(534,771)	(903,250)
Other working capital items	717,461	1,236,466

Net cash used in operating activities	$(23,124,923)	$(30,108,168)

Cash flows from investing activities:
Capital expenditures	(1,249,539)	(1,368,248)
Payment to acquire land option	(200,000)	(375,000)
Acquisition of business net of cash paid	(43,863)	(43,863)

Net cash from investing activities	$(1,493,402)	$(1,787,111)

Cash flows from financing activities:
Contributed capital	13,075,000	21,734,827
Senior convertible notes	100,000,000	100,000,000
Issuance financing costs	(7,481,293)	(7,481,293)

Net cash from financing activities	$105,593,707	$114,253,534

Net change in cash	$80,975,382	$82,358,255
Cash and cash equivalents, beginning of period	1,382,873	—

Cash and cash equivalents, end of period	$82,358,255	$82,358,255

Supplemental disclosures of cash flow information:
Cash paid during the periods for:
Interest	$—	$8,344
Income taxes	$—	$—
Non-cash financing transactions during the period:
Exchange of debt and interest for equity	$19,393,500	$19,393,500
See accompanying Notes to Consolidated Financial Statements

NORTHERNSTAR NATURAL GAS INC.
(Formerly NorthernStar Natural Gas LLC)
(Development Stage Company)
Consolidated Statements of Stockholders’ Equity (Deficit)
(Unaudited)

						Total
	Common Stock		Paid-in	Accumulated	Distributions	Stockholders’
	Shares	Amount	Capital	Deficit	to Shareholders	Equity (Deficit)
Balance — May 17, 2005		$—	$—	$—	$—	$—
Members’ capital contributions			8,659,827			8,659,827
Net loss				(8,576,421)		(8,576,421)

Balance — December 31, 2005	—	—	8,659,827	(8,576,421)	—	83,406
Members’ capital contributions			3,775,000			3,775,000
Deficit assumed in acquisition of project assets			(12,434,827)	(509,159)		(12,943,986)
Equity provided for consulting services			8,880,016			8,880,016
Conversion of debt to equity	100,000	1,000	19,392,500			19,393,500
Distribution of investment in wholly owned subsidiary					(9,677,100)	(9,677,100)
Exchange of membership units for common stock	27,300,000	273,000	(273,000)			—
Stock grants under the 2006 Non-Employer Directors’ Stock Plan	41,935	419	382,080			382,499
Stock-based compensation expense			7,357,104			7,357,104
Net loss				(42,834,774)		(42,834,774)

Balance — September 30, 2006 (unaudited)	27,441,935	$274,419	$35,738,700	$(51,920,354)	$(9,677,100)	$(25,584,335)

See accompanying Notes to Consolidated Financial Statements

NORTHERNSTAR NATURAL GAS INC.
(Formerly NorthernStar Natural Gas LLC)
(Development Stage Company)
Notes to Consolidated Financial Statements
Note 1 — Organization and Description of Business
     NorthernStar Natural Gas Inc. (NorthernStar) is a Delaware corporation based in Houston, Texas and was originally formed as KGen LNG Partners LLC (KGen), a Delaware limited liability company, on May 17, 2005 to participate in the development, construction and operation of liquefied natural gas (LNG) terminals in North America. On March 20, 2006 KGen was renamed NorthernStar Natural Gas LLC (NSNG LLC). On May 16, 2006 the members of NSNG LLC exchanged 100% of their member interests for equivalent interests in shares of common stock of NorthernStar. Our former wholly-owned subsidiary MP Northwest LLC, formerly known as KGen LNG Northwest LLC (MP NW), a Delaware limited liability company was also formed on May 17, 2005.
     On May 24, 2005, NorthernStar began providing development funding to Bradwood Landing LLC (Bradwood), a development stage, Delaware limited liability company engaged primarily in the development of an LNG terminal in Oregon and managed by NorthernStar Natural Holdings, Ltd., a Texas limited partnership controlled and substantially owned by our Chief Executive Officer and President. MP NW provided funding to Bradwood through an initial advance of $500,000 on May 24, 2005 and an additional advance of $1,000,000 on June 9, 2005 under a Senior Secured Promissory Note (the Note). On September 15, 2005 NorthernStar, through MP NW, acquired a 50% equity interest in Bradwood and committed to provide additional fundings, up to a total of $14 million toward the development of the project. See Note 3 for further discussion of these financing arrangements. Bradwood has been in the development stage since its inception and, as of September 30, 2006, has yet to commence commercial operations or generate revenue. Bradwood’s primary activities are related to the development of an LNG receiving terminal project near Astoria, Oregon, including conducting engineering and environmental impact studies, pipeline routing analysis and obtaining the necessary permits and licenses needed for construction of the project. Bradwood entered the prefiling process with the Federal Energy Regulatory Commission (FERC) on March 7, 2005 and its application with FERC was accepted on June 5, 2006.
Acquisition of Remaining Equity Interest and Restructuring of Bradwood Financing Agreements.
     On March 7, 2006, NorthernStar distributed its equity interest in MP NW to its Members, all affiliates of MatlinPatterson Global Opportunity Advisors LP (MatlinPatterson) and, concurrently, MP NW assigned all of its rights and interests in the Bradwood financings to those affiliates and amended the Note to remove and revise its security interest in the assets of Bradwood, remove and revise certain covenants and provide for the reduction of the stated interest rate to 7% at such time as NorthernStar completed a qualified offering of securities to third parties. The distribution was valued at the fair value of amounts advanced to Bradwood plus accrued interest totaling $9,677,100. Immediately following distribution, NorthernStar acquired the remaining 50% interest in Bradwood in exchange for membership units in NorthernStar (see Note 3 below).
Acquisition of Additional LNG Projects
     On March 7, 2006, NorthernStar acquired all of the outstanding member interests of Port Orion LLC (Orion) in exchange for membership units in NorthernStar. Orion had previously acquired the project assets of Penguin Partners, a privately held development stage entity specifically focused on developing an LNG terminal in federal waters west of Carlsbad, California for $1.0 million in cash and a $2.7 million note payable (see Note 3 below).
     On March 7, 2006, we acquired certain intangible assets from an entity controlled by our Chief Executive Officer and our President in exchange for $5.0 million payable upon the completion of the Senior Convertible Notes offering discussed in Note 4. Such amounts were recorded as general and administrative expense in the accompanying consolidated financial statements. This amount was paid in May 2006.
     On March 28, 2006, NorthernStar acquired all of the outstanding member interests of Clearwater Port Holdings LLC, together with its wholly-owned subsidiary Clearwater Port LLC (Clearwater) in exchange for membership units of

NorthernStar. Clearwater is pursuing development of an LNG receiving terminal located offshore from Oxnard, California (see Note 3 below).
     As the entities acquired were development stage enterprises, the acquisitions were considered asset acquisitions rather than business combinations. Since the acquisitions were transfers of non-monetary assets to a company by its shareholders, who controlled the company after the transactions, in exchange for stock prior to the company’s initial public offering, the assets were recorded at the transferor’s historical cost basis.
Basis of Presentation
     The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (SEC) and should be read in conjunction with the audited financial statements and notes thereto contained in NorthernStar’s S-1 registration statement attached hereto. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate disclosure contained in the audited financial statements for the period ended December 31, 2005 have been omitted.
     We are considered to be in the development stage as defined by Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.”
Note 2 — Summary of Significant Accounting Polices
Accounting Estimates and Assumptions
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     On an ongoing basis, we evaluate our estimates including those related to accrual of expenses, the useful lives of property and equipment, and assumptions used in valuing common stock options for the purpose of determining stock-based compensation. We base our estimates on available market information, appropriate valuation methodologies, including the Black-Scholes-Merton option model (Model), and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities. The inputs for this Model are stock price at valuation and issue date, strike price for the option, dividend yield, risk-free interest rate, life of the option in years, and volatility.
Long-lived Assets
     We review the carrying amount of long-lived assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment includes a comparison of the estimated future undiscounted operating cash flows anticipated to be generated during the remaining life of the asset or group of assets to the net carrying value of the asset or group of assets. No impairment was required as of September 30, 2006 or December 31, 2005.
Risk and Uncertainties
     We are engaged in the development of businesses to complete LNG Projects in Northwest Oregon and off the coast of California. Our ultimate financial success is determinant upon it securing the necessary permits and approvals from various federal regulatory agencies, the States of Oregon and California, securing project financing, purchasing the identified location, securing terminal use agreements with customers and successful construction of the facility. In the event that we are unsuccessful in these efforts, we would be required to pursue other business strategies or cease operations.
LNG Terminal Development Activities
     We hold all equity interests of Bradwood, Orion and Clearwater which are all in the preliminary stage of developing LNG receiving terminals and associated pipelines. Substantially all costs related thereto have been expensed when incurred. We begin capitalizing the costs of our LNG receiving terminals and related pipelines once the individual project meets the following criteria: (i) regulatory approval has been received, (ii) financing for the project is available and (iii) management has committed to commence construction. Prior to meeting these criteria, most of the costs associated with a project are expensed as incurred. These costs primarily include professional fees associated with front-end engineering and design work, costs of securing necessary regulatory approvals, and other preliminary investigation and development activities related to our LNG receiving terminals and related natural gas pipelines.
     Costs that are capitalized prior to a project meeting the criteria otherwise necessary for capitalization include: land costs, costs of lease options and the cost of certain permits which are capitalized as intangible LNG assets. The costs of lease options are amortized over the life of the lease once it is obtained. If no lease is obtained the costs are expensed. Site rental costs and related amortization of capitalized options will be expensed as required by Financial Accounting Standards Board, or FASB, Staff Position, or FSP, 13-1, “Accounting for Rental Cost Incurred During Construction.”
Income Taxes
     We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” The asset and liability approach of SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes using enacted tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
     Prior to May 16, 2006 we were treated as a partnership for federal income tax purposes. Under Subchapter K of the Internal Revenue Code, each member is allowed pass-through deductions separately on their distributive share of the Partnership’s income if their individual ownership bases are sufficient.
     After May 16, 2006 we are subject to federal income tax requirements as is any other incorporated business. As a development stage business, substantially all of our costs and expenses are capitalized for federal income tax purposes. These costs and expenses are associated with the individual projects and upon commencement of operations will be charged to expense as required or permitted under the internal revenue code and related treasury regulations. State and local taxes continue to be determined based upon their unique laws and regulations. Those taxes are estimated and recorded in these financial statements. See Note 7, “Income Taxes.”
Share-Based Compensation
     We have established plans under which employees can be granted options to purchase shares of its common stock to certain officers and directors. We have accounted for this grant using SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). SFAS No. 123R requires that all share-based payments to employees (as defined in SFAS 123R) be recognized in the financial statements based on their fair values at the date of grant. We recognize these costs, net of a forfeiture rate, utilizing a straight-line basis over the requisite service period of the award modified to reflect the immediate vesting of 25% of the options at date of grant.
     For the nine months ended September 30, 2006, the total stock-based compensation expense recognized in the Company’s net loss is $7,357,104. No such cost was recorded during the period from inception to December 31, 2005. The adoption of SFAS No. 123R has no effect on cash flow.
Stock Options
     On May 2, 2006, we issued options to purchase 3,581,546 shares of common stock under the “2006 Management Incentive Plan” to certain officers and directors. A second tranche of 311,439 shares with similar terms was granted August 31, 2006. These options have an exercise price equal to the stock price on the date of grant, graded vesting over three years, and a 10-year contractual life and have been accounted for in accordance with SFAS No. 123R.
     We used the Black-Scholes-Merton option pricing model to value the options. The table below presents the weighted average value and assumptions used to value these options. The risk-free rate is based upon the U.S. Treasury yield curve in effect at the time of grant. The expected term (estimated period of time outstanding) of options granted is based upon guidance from SFAS No. 123R, A30, which allows separation of the grantees into homogenous groups. As the options were issued to officers and directors, which are considered a homogenous group, we believe that the option term will be slightly less than the average of the vesting and maturity dates (the method recommended by SEC Staff Accounting Bulletin No. 107 to calculate the expected term and which would have yielded a period of 6.5 years). Accordingly, the Company has selected a term of 4.5 years. Expected volatility is based upon a peer group analysis, in this case utilizing the historical stock price of Cheniere Energy, Inc. (Cheniere), as we have no historical stock price data of our own upon which to base a calculation. Cheniere was selected as it has a similar line of business and life-cycle to that anticipated for us. The data points selected for calculating volatility are reflective of the startup phase currently exhibited by us.

2006 Long-Term
Incentive Plan
Risk-free rate	4.9%
Expected life (in years)	4.5
Expected volatility	75.8%
Expected dividend yield	—
     The table below provides a summary of option activity as of September 30, 2006.

			Weighted Average
		Weighted Average	Remaining	Aggregate Intrinsic
	Options	Exercise Price	Contractual Term	Value
	(in thousands)			(in thousands)
Outstanding, January 1, 2006	—	—	—
Granted	3,893	$9.12	—
Exercised	—	—	—
Forfeited or Expired	—	—	—
Outstanding, September 30, 2006	3,893	$9.12	9.4	$—
Exercisable, September 30, 2006	973	$9.12	9.4	$—
     The weighted average grant-date fair value of options granted as of September 30, 2006 was $5.69.
Earnings Per Share or Unit
     Net loss per share or unit (EPS) is computed in accordance with the requirements of SFAS No. 128, “Earnings Per Share.” Basic EPS excludes dilution and is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period, increased by the number of additional common shares that would have been outstanding if the potential common shares had been issued. Basic and diluted EPS are the same since the effect of the stock options and convertible debt is anti-dilutive to our net loss per share under SFAS No. 128.
Operations Since Inception and Liquidity
     Development activities to date have primarily been through NorthernStar’s participation in Bradwood, acquisition of additional development projects, permitting activities thereof and funding costs related to the financing transaction and general and administrative activities which resulted in net losses of $42,834,774 and $8,576,421 during the nine months ended September 30, 2006 and the period from inception to December 31, 2005, respectively. Our projects have no sources of revenue at present to fund operating activities and are not expected to begin generating revenues from LNG terminal operations until 2010 at the earliest.
     We believe that due to the significant development potential of our projects that we will be able to raise additional capital through offerings of equity, debt or some combination of the two in order to continue funding project development, construction, and general and administrative activities.
New Accounting Standards
     We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position, or cash flow.

Note 3 — Acquisitions
Our Organization
     Prior to the completion of the Senior Convertible Notes Offering discussed below, we acquired all of the equity interests of Bradwood, Clearwater, and Orion, at which time each became a wholly-owned subsidiary. The aggregate consideration paid for the acquisitions consisted of the assumption of obligations in excess of tangible assets and membership units in NSNG LLC which were subsequently converted to 20,605,200 shares of our common stock. The transactions were accounted for under SEC guidance provided in Staff Accounting Bulletin 103, Topic 5, Item G “Transfer of Nonmonetary Assets by Promoters or Shareholders” (SAB 103). Accordingly, the nonmonetary assets acquired were valued at the historical cost basis.
     On March 7, 2006, we acquired the remaining 50% interest in Bradwood, a development stage entity specifically focused on developing an LNG terminal in Northwest Oregon. The acquisition was made to consolidate the equity holdings in this project. Prior to the acquisition of the remaining interest, we were required to consolidate Bradwood as if it were wholly owned for prior periods under the provisions of FIN 46R, thus the full results of operations, financial position, and cash flow of the acquired entity are reflected in our consolidated financial statements since its inception. This interest, including associated consulting fees, was acquired for 36.5166 membership units. As Bradwood was previously fully consolidated into our consolidated financial statements, accordingly there was no change to the carrying value of any assets or liabilities.
     On March 7, 2006, we acquired Orion which acquired the project assets from Penguin Partners, a privately held development stage entity specifically focused on developing an LNG terminal in federal waters west of Carlsbad, California. We issued 20.4581 membership units in exchange for the project assets. The financial results of Orion are included in our consolidated financial statements since the date of acquisition.
     On March 28, 2006, we acquired Clearwater, a privately held development stage entity specifically focused on developing an LNG terminal in federal waters west of Oxnard, California. The financial results of Clearwater are included in our consolidated financial statements since the date of acquisition. This interest was acquired for 41.1453 membership units and the assumption of liabilities in excess of assets of $8.8 million.
     Net assets acquired:

(In thousands)
Cash	$1,822
Other current assets	31
Property and equipment	121
Other assets	23

Total Assets	1,997

Long term advance	6,000
Other current liabilities	4,427
Other long-term liabilities	411

Total liabilities	10,838

Liabilities in excess of assets	$8,841

     The pro forma results of operations for the nine months ended September 30, 2006 and inception through December 31, 2005, as though Clearwater were acquired at the beginning of the respective periods, follow:

	Inception (May 17,
	2005) through	Nine months ended
(In thousands, except per unit amounts)	December 31, 2005	September 30, 2006
Revenue	$—	$—
Loss before extraordinary and cumulative effect of accounting changes	(14,798)	(46,898)

Net loss	(14,798)	(46,898)

Loss per share (27,300,000 and 27,441,935, respectively)	$(0.54)	$(1.71)

Note 4 — Financing Commitments
Senior Convertible Notes Due 2013
     On May 17, 2006, we issued $100,000,000 in Senior Convertible Notes due 2013 (convertible notes). The convertible notes are interest bearing and we, at our discretion, may pay interest in cash or in-kind by increasing the principal amount of the notes. The convertible notes bear interest at 5% per annum if paid in cash and 7% per annum if paid in kind. Interest is payable on May 15 and November 15 of each year beginning November 15, 2006. The interest rate is subject to adjustment under certain circumstances. Unless previously converted, redeemed or repurchased, the convertible notes are convertible at any time prior to May 15, 2013 by holders of the convertible notes into shares of our common stock with a par value of $0.01 per share, on the terms described in the convertible notes at the Option of the Holder, at an initial conversion price of $9.12 per share. The conversion price is subject to adjustment in certain circumstances.
     The convertible notes may be redeemed at our option after a qualified IPO on the later of 18 months after the issue date or 12 months after the qualified IPO subject to satisfaction of certain conditions, at 100% of the principal amount plus additional amounts set forth herein. The convertible note holders may cause us to redeem the convertible notes on the third anniversary of the date of issuance at 100% of the principal amount plus accrued and unpaid interest. We may also redeem the convertible notes at any time after the third anniversary of the date of issuance of the convertible notes at its option at 100 % of the principal amount plus accrued and unpaid interest, subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased, the convertible notes will be redeemed on May 15, 2013 at 100% of the principal amount plus accrued and unpaid interest through the date of redemption. Upon the occurrence of a change of control, we will make an offer to repurchase any outstanding convertible notes at 110% and 100% prior to a qualified IPO and after a qualified IPO, respectively, plus additional amounts as stated in the convertible notes.
Bradwood Funding
     Funding to Bradwood was through a total financing commitment with MP NW of $14,000,000 with total borrowings of $6,900,000 advanced as of December 31, 2005 and reached total borrowings of $9,175,000 as of the date this facility was converted to equity (see Note 1). These amounts funded substantially all of the business activities of Bradwood from its inception and were secured by all of the assets of Bradwood. Interest accrued annually on June 30 and was priced at a fixed interest rate of 12% with a downward reset to 7% under certain circumstances, payable at maturity. The weighted average interest rate of the indebtedness was its stated rate. Because we consolidated our fifty percent ownership of Bradwood, the Note and associated interest and member and preferred units of Bradwood were eliminated in consolidation as of and for the period from Inception to December 31, 2005.
     In March 2006, NorthernStar distributed its equity interest in MP NW to MatlinPatterson (See Note 1) resulting in the indebtedness being payable to a third party(s); accordingly as of March 7, 2006 the indebtedness was no longer eliminated in consolidation. Repayment of indebtedness was to be accompanied by a repayment of preferred units and a premium equal to the initial MatlinPatterson Common Unit investment. These amounts were exchanged for our equity and an option to purchase capacity in the Bradwood project concurrent with the closing of the convertible note financing described above.
Clearwater Funding
     Funding to Clearwater prior to the acquisition was committed through affiliates of MatlinPatterson in an amount of up to $16.0 million in the aggregate. The amounts were to be repaid not later than December 31, 2012. Interest was payable at 12% to be reset downward to 7% on the occurrence of a funding as described above. Interest was payable at maturity and could be prepaid and in certain instances must be repaid prior to that time. These amounts were exchanged for equity of the Company and an option to purchase capacity in the Clearwater project concurrent with the closing of the convertible note financing described above.
Long-Term Advance Payable
     In October 2004, Clearwater entered into an agreement with a third party to negotiate a terminal services agreement (TSA) on an exclusive basis in exchange for a non-interest bearing $14.0 million funding commitment to be used exclusively for development of the LNG project. The agreement provides that no less than 80% of the terminal capacity would be reserved for the benefit of the third party. In June 2005 the third party terminated the agreement after funding $6.0 million of the funding commitment. We are obligated to repay the advances out of the proceeds of the first draw in the event it is successful in completing a long-term construction and term loan financing for the completion of the terminal. In the event such financing is not obtained, the advances shall be repaid in monthly installments over five years upon the achievement of commercial operations of the terminal.
Orion Funding
     At the date of Orion’s acquisition of the Penguin Partner project assets, a $2.7 million payable due in three annual installments (January 1, 2007, 2008 and 2009) was assumed. The installments are non interest bearing and have been discounted based upon an estimated market rate of interest of 10% from the date of issuance of the convertible notes described above.
     On the day of the acquisition funding to Orion through affiliates of MatlinPatterson was in the amount of $3.3 million of a $21.0 million aggregate commitment. The amounts were to be repaid not later than December 31, 2012 with interest payable at 12%. Interest payable at maturity and could be prepaid and, in certain instances, required to be repaid prior to that time. These amounts were exchanged for equity of the Company and an option to purchase capacity in the Orion project concurrent with the closing of the convertible note financing described above.
Note 5 — Related Party Transactions
     Bradwood entered into a consulting agreement with an entity controlled by an individual who indirectly holds a 4.44% interest in us. Under the terms of the agreement, the entity provides project development management services in obtaining certain regulatory and construction permits. Among other things, the agreement provided for payments of $15,000 per month during an initial period and $34,000 per month during a subsequent period defined by milestones. In addition it will receive potential bonus payments of $500,000 to $2,000,000 for the achievement of certain milestones. Payments to the related party during the period from inception through December 31, 2005 and the nine months ended September 30, 2006 and were approximately $738,000 and $524,000 respectively with $212,000 and $178,000 included in accounts payable as of December 31, 2005 and September 30, 2006 respectively.
     Bradwood retained an entity controlled by our Chief Executive Officer and our President for certain consulting services primarily relating to the development of Bradwood’s business and strategic plans. Payments to the related party during the period from inception through December 31, 2005 and the nine months ended September 30, 2006 were approximately $841,000 and $375,000, respectively. This agreement was terminated on March 1, 2006.
     Concurrently with the acquisition of Bradwood and Orion, we acquired certain intellectual property rights relating to LNG project conceptualization and development activities from an entity owned by our Chief Executive Officer and our President in exchange for a $5 million cash payment which was funded on May 17, 2006. At the same time, we issued shares of its common stock valued at $8.9 million to a current and a former director for consulting services provided during the formation and initial capitalization of the Company.
     On April 1, 2006, we signed a lease for office space in California with an entity controlled by a member of the Board of Directors. The lease period extends through May 31, 2007 and is terminable upon 30 days notice with no termination penalty. Payments for the lease are $2,000 per month, which management believes is indicative of the market rates for such commercial office space and services available in the local region.

Note 6 — Stockholders’ Equity
Membership Units
     At December 31, 2005, we had outstanding membership units at a stated value of $1.00. The interests were owned by various MatlinPatterson affiliates. These affiliates are domiciled in the Grand Cayman Islands and Delaware. They have various forms of legal organization.
     During March 2006 we acquired the remaining 50% interest in Bradwood not previously owned, all of the outstanding equity interests of Clearwater and purchased certain assets related to the Port Orion project. As part of the consideration for these transactions, NSNG LLC issued additional membership units. The original shareholders owned 53.94% of the membership units prior to the incorporation of the Company in May 2006 on an undiluted basis.
     Upon our incorporation in May 2006, we exchanged all of our membership interests in NSNG LLC for shares of its common stock. The following table sets forth the number of membership units owned by the initial members and the units issued for each acquisition and subsequently exchanged for shares of common stock at an exchange rate of 210,000 shares per unit.

	Units	Shares
Membership units December 31, 2005	31.8800	6,694,800
Bradwood interests acquired, including fees	36.5166	7,668,486
Clearwater	41.1453	8,640,513
Orion	20.4581	4,296,201

Total units/shares at March 31, 2006	130.0000	27,300,000

Additional shares issued to MatlinPatterson in exchange for project fundings		100,000

Shares issued to Board of Directors		41,935

Shares outstanding at September 30, 2006		27,441,935

     Exchange of Debt and Preferred Interests; Preferential Capacity Rights
     Immediately prior to the consummation of the offering of the convertible notes discussed in Note 4, we issued 100,000 shares of our common stock to MatlinPatterson and granted MatlinPatterson options to have up to 2,920,000 Mcf per year of gas processed out of interruptible capacity for its own account per terminal (a capacity option) as additional consideration in exchange for all of MatlinPatterson’s interest in the initial projects.
     Each capacity option will be exercisable any time prior to the earlier of (x) the tenth anniversary of issuance of the capacity option or (y) 30 days prior to the execution of one or more TUAs for substantially all of the long-term firm capacity of the LNG terminal. Each capacity option will have an exercise price of 0.5% of the actual and budgeted development and construction costs for the LNG terminal at the time of exercise of that capacity option, payable, after exercise, upon incurrence of such costs. Upon exercise of a capacity option, MatlinPatterson (or its transferee) will be entitled to utilize the stated capacity, on an interruptible basis at a cost equal to the Company’s operating costs for providing the capacity.
Note 7 — Income Taxes
     Prior to May 17, 2006, we were treated as a partnership for income tax purposes. The components of deferred income taxes for the period of May 17, 2006 through September 30, 2006 are as follows (in thousands):

Net operating loss carryforwards	$8,512
Valuation allowance	(8,512)

Net deferred tax asset	$—

     We have net losses for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that we will generate sufficient taxable income in future years to realize these deferred tax assets. Therefore, we have established a valuation allowance equal to our net deferred tax assets.
     Our federal net operating loss carryforwards expire in calendar years 2025 and 2026.
Note 8 — Commitments and Contingencies
Employment Agreements
     Effective as of February 1, 2006, we hired Mr. Garrett and Mr. Soanes, our Company’s Chief Executive Officer and our President, respectively, under agreements which terminate on December 31, 2009, subject to succeeding one-year automatic renewals unless either party gives written notice to the other of his intention not to renew within sixty days prior to the termination date.
     Under these agreements, each will receive a base salary of $600,000 per year, subject to increases at the discretion of the Board and are eligible for an annual fiscal year-end cash bonus of up to 100% of their base compensation based on criteria established by the Board and for equity-based compensation under our 2006 Management Incentive Plan. See “Share Based Compensation” in Note 2. In addition, each is eligible to receive certain additional compensation of up to $5,750,000 each if and when we meet certain corporate benchmarks specifically related to the successful completion and commencement of commercial operations of the Clearwater project.
     If either of Mr. Garrett’s or Mr. Soanes’ employment is terminated other than for cause or as a result of death or permanent disability or if either terminates his employment under certain good reason circumstances outlined in the employment agreements, then Mr. Garrett or Mr. Soanes will receive the following: (i) (A) prior to December 31, 2006, an amount equal to their 2006 base salary ($600,000) plus their target annual bonus over a period of 12 months, (B) after January 1, 2007, an amount equal to 24 months of the current base salary and annual targeted bonus over a period of 24 months or (C) following notice of our intention not to renew their agreements, an amount equal to 18 months of the current base salary over a period of 18 months; (ii) continued health benefits for the executive and his family during the time period he receives payments set forth in (i); (iii) a cash lump sum in respect of accrued but unused vacation days and base salary earned but not yet paid; (iv) payments due under any applicable plans or programs to which he is entitled and (v) immediate vesting of 100% of all of his unvested options. As a condition to receiving the above described benefits, Mr. Garrett or Mr. Soanes, as applicable, will be required to execute a general release of claims in our favor.
     If during the term of their employment agreements either Mr. Garrett or Mr. Soanes become totally and permanently disabled he would receive: (i) amounts payable pursuant to the terms of a disability insurance policy or similar arrangement maintained by us; (ii) continued health benefits coverage for the executive and his family for two years; (iii) a cash lump sum in respect of accrued but unused vacation days and base salary earned but not yet paid; (iv) such payments under applicable plans or programs as he is entitled and (v) immediate vesting of 100% of his unvested options.
     In the event of the death of Mr. Garrett or Mr. Soanes, his estate or designated beneficiaries shall receive: (i) any death benefits under employee benefit plans, programs and practices, (ii) continued health benefits for the executive’s family for two years; (iii) a cash lump sum in respect of accrued but unused vacation days and base salary earned but not yet paid; (iv) such payments under applicable plans or programs as he is entitled and (v) immediate vesting of 100% of his unvested options.
     In the event either Mr. Garrett’s or Mr. Soanes’ employment is terminated by us for cause or by the executive for other than good reason he would receive: (i) a cash lump sum in respect of accrued but unused vacation days and base salary earned but not yet paid and (ii) any benefits accrued in the employee benefit plan. Notwithstanding the foregoing, should either Mr. Garrett or Mr. Soanes be terminated as a result of “substandard performance” he would be entitled to receive: (i) (A) prior to December 31, 2006, an amount equal to his 2006 base salary over a period of 12 months or (B) after January 1, 2007 an amount equal to 18 months of the current base salary over a period of 18 months, (ii) continued health benefits for the executive and his family for at least one year (or, if earlier, until he becomes eligible for similar coverage due to subsequent employment); (iii) a cash lump sum in respect of accrued but unused vacation days and base salary earned but not yet paid and (iv) any, benefits accrued in the employee benefit plan. As a condition to receiving the above described benefits, Mr. Garrett or Mr. Soanes, as applicable, will be required to execute a general release of claims in our favor.
     Mr. Garrett’s and Mr. Soanes’ employment agreements contain a covenant not to compete with us for a period of one year immediately following termination of employment.
     In March 2006, we hired Mr. Glessner, our Vice President, Engineering and Construction. Under this employment agreement, the officer’s employment is at-will and he will receive a base salary of $220,000 per annum, with eligibility for a target bonus of 50% of his annual base salary.
     In July 2006, we hired Mr. Witmer, our Chief Financial Officer. The agreement provides that employment is at-will and a base salary of $225,000 per annum, with eligibility for a target bonus of 50% of his annual base salary. In the event that he chooses to leave us or is terminated for cause, any bonus earned during employment, but not yet paid, will be forfeited. In the event we terminate him without cause he is entitled to receive a bonus of 50% of his annual base salary, prorated for the number of days since his last bonus was paid but not less than nine months or more than twelve months and receive salary continuation for the same period.
     In August 2006, we hired Mr. Phillips, our Senior Vice President and General Counsel. The agreement provides that employment is at-will and a base salary of $300,000 per annum, with eligibility for a target bonus of 50% of annual base salary. In the event he chooses to leave us or is terminated for cause, any bonus earned during employment, but not yet paid, will be forfeited. In the event we terminate him without cause he will receive a bonus of 50% of his annual base salary, prorated for the number of days since his last bonus was paid but not less than nine months or more than twelve months and receive salary continuation for the same period.
     In November 2006, we hired Mr. Desmond, our Senior Vice President, External Affairs. Under this employment agreement, Mr. Desmond’s employment is at-will and he will receive a base salary of $400,000 per annum, with eligibility for a target bonus of 75% of his annual base salary. In the event Mr. Desmond chooses to leave us or is terminated for cause, any bonus earned during employment, but not yet paid, will be forfeited. In the event we terminate Mr. Desmond without cause he will receive a bonus of 75% of his annual base salary and receive salary continuation for twelve months.
     Operating Leases
     In March 2004, Clearwater leased office space under a 36-month operating lease for office space beginning April 1, 2004, which was amended January 10, 2005 and extended the term of the lease through November 2009. The amended lease has a termination option that has been exercised effective November 30, 2006. The cost to terminate the lease agreement is a cash termination payment of $36,399, paid in July 2006. The lease provided for a build-out allowance of $36,970 which has been recorded as leasehold improvements with a corresponding amount recorded as deferred lease incentive. The amounts being amortized will result in the full amount being charged to expense when the offices are vacated. As of September 30, 2006, the remaining rental commitments for this office lease including the termination payment is $12,604.
     In June 2006, NorthernStar Natural Gas Management entered into an 11 year operating lease for office space beginning October 23, 2006. The total commitment for this lease is $5.3 million, including rent and operating expenses for the office.
     At September 30, 2006 and December 31, 2005 Bradwood had entered into a lease agreement for office space in Astoria, Oregon. The Oregon lease commenced August 1, 2005 and expires July 1, 2007. Monthly base rent is $2,000 per month plus certain common area costs over a base amount, accordingly, amounts payable through March 2007, under this lease are $24,000. Bradwood prepaid the first and last month’s rent at lease inception and was required to pay $3,000 as a security deposit.
     Our contractual obligations at September 30, 2006 are as follows:

	Payment due by period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Long-Term Debt Obligations	102,205,009	690,927	1,514,082		100,000,000
Operating Lease Obligations	5,042,205	166,968	515,728	809,884	3,549,625
Total	107,247,214	857,895	2,029,810	809,884	103,349,625
     Deferred Professional Fees
     We hired vendors under contingent fee arrangements for professional services whereby the vendor agrees to discount its fees for services rendered; however, we have agreed that, upon the completion of certain milestones in the permitting, financing, and construction of the LNG terminals or in certain other events including a change in control or a sale of assets, we will pay the discount previously given, or a multiple thereof. As of September 30, 2006 and December 31, 2005, we had received discounts of approximately $1,688,773 and $522,000, which we will be required to pay upon successful completion of the required financing. This amount is reflected as a non-current liability in the accompanying balance sheet.
Bradwood
     Option to Purchase Land
     Bradwood has an option to purchase real property in the County of Clatsop, Oregon. This property is referred to as the Bradwood Property and is the proposed site of the Bradwood LNG terminal. Bradwood exercised the second option to extend the purchase of the property for one year on August 15, 2006 by paying the landowner(s) $200,000. Bradwood has the option of extending the purchase of the property for one additional year by exercising the annual option and paying $400,000 on August 15, 2007. The land may be purchased for $9,000,000 before the extension of the final option and $10,000,000 before the expiration of the final option subject to certain notices.
     The broker who represented Bradwood in this transaction will receive a commission of 5% of the purchase price up to $450,000 upon the closing of this transaction. Should Bradwood enter into a long-term lease of the land, the broker is entitled to receive 5% of the annual lease payments for 20 years without a limit on the amount to be received.
     Right of First Refusal
     Bradwood has granted a right of first refusal to a vendor for operation and acquisition of certain pipeline assets to be constructed as an integral part of the LNG terminal. The vendor has the right, but not the obligation, to operate the pipeline unless Bradwood chooses to operate the pipeline for its own account or another operator agrees to operate the pipeline for a 5% lower price than the vendor. The vendor also has the option to acquire all or part of the entire pipeline based upon the negotiated terms of the sale of the pipeline to another buyer. The alternative buyer’s price must be disclosed to the vendor in this process.
Clearwater
     Platform
     As a result of the Clearwater acquisition, we acquired an option to lease an offshore platform located in the Santa Barbara Channel approximately 10 miles offshore of Ventura, California. During March 2006, Clearwater terminated this agreement and replaced it with a new agreement from the same third party (Seller/Lessor) to lease the same offshore platform. On March 1, 2006, Clearwater executed a mutual release agreement with the third party regarding all losses and claims up to March 1, 2006 under the original agreement. Contemporaneously, the parties agreed to terminate the then existing agreement and entered into a new, revised agreement (the Platform Agreement).
     Under the Platform Agreement, Clearwater has the right to exercise an option to either purchase or lease the platform during the period January 1, 2008 through March 1, 2012. Beginning March 1, 2006, Clearwater is required to pay a non-refundable annual fee of $1,000 through the date of its exercise.

     Upon exercise of Clearwater’s right to purchase or lease the platform, the Seller/Lessor is required to cease all oil and gas production activities from the platform within 120 days and to plug and abandon (P&A) all wells connected thereto. Clearwater has assumed all financial obligations of the plugging and abandonment activities. Accordingly, Clearwater is required to reimburse the Seller/Lessor 50% of the P&A costs as incurred and the remaining 50% upon closing of the purchase/lease of the platform. In order to secure such reimbursement, Clearwater is required to establish and maintain an irrevocable standby letter of credit in the amount of $20 million until full reimbursement of all P&A costs. In the event Clearwater fails to make reimbursement for the P&A costs, the Seller/Lessor is entitled to make draws from the letter of credit.
     In addition, upon exercise of the purchase option, Clearwater is required to pay defined annual payments commencing on the closing date of the purchase of the platform through the date which construction of the LNG receiving terminal is completed and ready for operations: $6.0 million annually during each of the first two years, $8.0 million in year three, and $10.0 million for any succeeding years. Payments are prorated and applied against the first installment of the throughput payment, described below, for any year in which the LNG terminal is completed. If Clearwater exercises its option to lease the facility, the lease payments will be designed to mirror the payments that are required if it had exercised its purchase option in order to achieve, to the maximum extent possible, the same economic terms for both parties. In order to secure the above purchase or lease payments, Clearwater is obligated to establish and maintain an irrevocable standby letter of credit upon the exercise of its purchase or lease option through the start of commercial operations, in an amount based upon the exercise date as follows:

Prior to July 1, 2008	$80,000,000
On or after July 1, 2008 but prior to January 1, 2009	$70,000,000
On or after January 1, 2009 but prior to July 1, 2009	$60,000,000
On or after July 1, 2009	$50,000,000
     The amount of the letter of credit is reduced by $1 for every $2 spent by Clearwater in the development and construction of the LNG terminal following the exercise date, subject to a minimum amount of $25 million. In the event that Clearwater fails to commence commercial operations of the LNG terminal, the Seller/Lessor is entitled to draw the remaining amount of the letter of credit. Upon the commencement of operations of the LNG terminal, Clearwater is required to make a throughput payment, which consists of a monthly fee of $983,333 and an annual fee of $0.04 per MMBtu processed, produced, stored or transported in excess of an annualized throughput of 800,000 MMBtu per day.
     In addition to the above obligations, Clearwater is obligated to maintain operation of certain ancillary pipeline services for the benefit of the Seller/Lessor presently located at the platform or at another location without remuneration for the duration of its ownership or lease term.
Note 9 — Litigation
     On August 18, 2006, an LNG supplier, Woodside Energy Inc. (WEI), filed a complaint against Clearwater Port Holdings LLC in the Supreme Court of the State of New York, County of New York, alleging that WEI is entitled to repayment in full of the $6.0 million long-term advance payable recorded in our financial statements included in this prospectus as a result of the acquisition by us of all of the equity in Clearwater Holdings and the issuance by us of the convertible notes in May 2006. We have filed our answer to the claim and dispute WEI’s allegations, and we believe that payment of the $6.0 million long-term advance has not been triggered at this time.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
NorthernStar Natural Gas LLC (formerly KGen LNG Partners LLC):
We have audited the accompanying consolidated balance sheet of NorthernStar Natural Gas LLC (a development stage company) as of December 31, 2005, and the related consolidated statement of operations, changes in members’ equity and cash flows for the period from inception (May 17, 2005) through December 31, 2005. These financial statements are the responsibility of NorthernStar’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of NorthernStar Natural Gas LLC and Subsidiaries as of December 31, 2005, and the results of its operations and its cash flows for the period from inception (May 17, 2005) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas
April 25, 2006

NORTHERNSTAR NATURAL GAS LLC
(Formerly KGen LNG Partners LLC)
(Development Stage Company)
Consolidated Balance Sheet
As of December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$1,382,873
Due from affiliate	580,479
Prepaid expenses	1,500

Total current assets	1,964,852
Property and equipment, net	116,818
Option to purchase Bradwood site	175,000
Other assets	3,000

Total Assets	$2,259,670

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued expenses	$1,442,259
Accounts payable-related party	212,000

Total current liability	1,654,259

Deferred professional fees	522,005
Commitments and contingencies:
Members’ equity:
Paid-in capital	8,659,827
Deficit accumulated during development stage	(8,576,421)

Total members’ equity	83,406

Total Liabilities and Members’ Equity	$2,259,670

See accompanying Notes to Consolidated Financial Statements.

NORTHERNSTAR NATURAL GAS LLC
(Formerly KGen LNG Partners LLC)
(Development Stage Company)
Consolidated Statement of Operations
For the Period from Inception (May 17, 2005) through December 31, 2005

Revenue	$—
Costs and expenses:
Public relations	485,076
Consulting and engineering studies	887,655
Permitting costs	5,332,504
Legal	776,524
General and administrative	1,117,785

Total costs and expenses	8,599,544

Loss from operations	(8,599,544)
Other income (expense):
Interest income	30,467
Interest expense	(8,344)
Minority interest in losses of consolidated subsidiary	1,000

Total other income	23,123

Net loss	$(8,576,421)

See accompanying Notes to Consolidated Financial Statements.

NORTHERNSTAR NATURAL GAS LLC
(Formerly KGen LNG Partners LLC)
(Development Stage Company)
Consolidated Statement of Changes in Members’ Equity
For the Period from Inception (May 17, 2005) through December 31, 2005

Balance as of May 17, 2005	$—
Members’ capital contributions	8,659,827
Net loss	(8,576,421)

Balance as of December 31, 2005	$83,406

See accompanying Notes to Consolidated Financial Statements.

NORTHERNSTAR NATURAL GAS LLC
(Formerly KGen LNG Partners LLC)
(Development Stage Company)
Consolidated Statement of Cash Flows
For the Period from Inception (May 17, 2005) through December 31, 2005

Operating Activities:
Net (loss)	$(8,576,421)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,891
Changes in operating assets and liabilities:
Due from affiliate	(580,479)
Prepaid expenses	(1,500)
Other assets	(3,000)
Accounts payable and accrued expenses	1,442,259
Accounts payable-related party	212,000
Deferred professional fees	522,005

Net cash used in operating activities	(6,983,245)

Investing Activities:
Cash flows from investing activities:
Capital expenditures	(118,709)
Payment to acquire land option	(175,000)

Net cash used in investing activities	(293,709)

Financing Activities:
Cash flows from financing activities:
Borrowings from notes payable	125,000
Repayment of notes payable	(125,000)
Members’ capital contributions	8,659,827

Net cash provided by financing activities	8,659,827

Net increase in cash and cash equivalents	1,382,873
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$1,382,873

Supplemental cash flow information:
Cash paid for interest	$8,344

See accompanying Notes to Consolidated Financial Statements.

NORTHERNSTAR NATURAL GAS LLC
(Formerly KGen LNG Partners LLC)
(Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005
Note 1 — Organization and Description of Business
     NorthernStar Natural Gas LLC (NorthernStar or the Company) is based in Houston, Texas and was originally formed as KGen LNG Partners LLC, a Delaware limited liability company, on May 17, 2005 to participate in the development, construction and operation of liquefied natural gas (LNG) receiving terminals in North America. The Company’s wholly-owned subsidiary MP Northwest LLC, formerly known as KGen LNG Northwest LLC (MP NW), a Delaware limited liability company was also formed on May 17, 2005.
     On May 24, 2005, NorthernStar began providing development cost funding to Bradwood Landing LLC (Bradwood), a development stage, Delaware limited liability company engaged in the development under the control of Northern Star Natural Holdings, Ltd., a Texas limited partnership controlled and substantially owned by the Company’s Chief Executive Officer and President. Bradwood has been in the development stage since its inception and, as of December 31, 2005, has yet to commence commercial operations or generate revenue. Bradwood’s primary activities are related to the development of a LNG receiving terminal project near Astoria, Oregon including conducting engineering and environmental impact studies, pipeline routing analysis and obtaining the necessary permits and licenses needed for construction of the project. On September 15, 2005, MP NW acquired a 50% equity interest in Bradwood and committed to provide additional fundings, up to a total of $14 million towards the costs of development of the project. See Note 3 for further discussion of these financing arrangements.
Note 2 — Summary of Significant Accounting Polices
Basis of Presentation and Principles of Consolidation
     The Company and its wholly-owned subsidiary, MP NW, were formed effective May 17, 2005. Accordingly, the balance sheet and statements of income, changes in members’ equity and cash flow include the accounts of the Company from inception through December 31, 2005. The financial statements include the accounts of the Company, its wholly-owned subsidiary MP NW, whose primary assets are a loan to and investment in Bradwood and the accounts of Bradwood. In accordance with Financial Accounting Standards Board Interpretation No. 46(R) (FIN 46R), the Company has included the financial statements of Bradwood in its consolidated financial statements, even though it holds only a 50% equity interest. Under the provisions of FIN 46R, Bradwood is considered a variable interest entity (VIE), and it has been determined that the Company is the primary beneficiary of Bradwood, and, as such, the Company is required to consolidate Bradwood in its financial statements. Bradwood has been funded, directly and indirectly, almost entirely by the Company since its inception through loans, has no other source of funding except through additional financial commitments of the Company and has only received $1,000 of member contributions from the other 50% investor with no requirement of that investor to participate in any future funding of Bradwood. In addition, these borrowing arrangements with Bradwood also include various covenants which significantly restrict Bradwood’s business activities. See Note 1 for further discussion of the Company’s obligation to fund the development of Bradwood’s business.
Accounting Principles
     The Company’s financial statements as of and for the period ending December 31, 2005 are presented in accordance with accounting principles generally accepted in the United States.
Accounting Estimates and Assumptions
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
     For purposes of the balance sheets and the statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.
Property Plant and Equipment
     Land, buildings, machinery and equipment are stated at cost. Depreciation is provided for financial reporting purposes on the straight-line basis over the following estimated useful lives:

Furniture and Fixtures	3 to 10 years
     Maintenance, repairs and minor replacements are charged to expense as incurred; major replacements are to be capitalized. The cost of assets sold or retired and related accumulated depreciation is removed from the accounts at the time of disposition, and any resulting gains or losses are reflected as other income or expense for the period.
LNG Terminal Development Activities
     The Company holds an equity interest in Bradwood which is in the preliminary stage of developing an LNG receiving terminal and associated pipelines. Substantially all costs related thereto have been expensed when incurred. Land costs associated with LNG terminal sites, including costs relating to options to purchase land for the LNG terminal are capitalized. Costs of certain permits are to be capitalized as intangible LNG assets when obtained.
Advertising
     The costs of advertising, promotion and marketing programs are charged to operations in the period incurred.
Fair Value of Financial Instruments
     The Company’s financial instruments other than derivative financial instruments consist primarily of cash and cash equivalents, notes receivable, accounts payable and debt instruments. The Company periodically reviews these instruments for impairment of value and records a provision for any impairment identified. The book values of these instruments are considered to be representative of their respective fair values.
Income Taxes
     The Company is treated as a partnership for federal income tax purposes; therefore, it is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership’s income whether or not that income is actually distributed. State and local taxes are determined based upon their unique laws and regulations. Those taxes are estimated and recorded in these financial statements.
Operations Since Inception and Liquidity
     Development activities to date have been through the NorthernStar’s participation in Bradwood and funding certain other costs related to the anticipated financing transactions and resulted in accumulated net losses of $8,576,421 from inception to December 31, 2005 as discussed above. The Company has consolidated its fifty percent ownership of Bradwood in accordance with FIN 46(R). Additionally, Bradwood has no current sources of revenues to fund future operating activities and does not expect to earn any revenues from operating the LNG Terminal until its completion, which is projected to occur in 2010. The Company’s ability to continue as a going concern is dependent upon its continuing ability to raise capital to fund the development and construction of the LNG Terminal.
     The Company believes that due to the significant development potential of this project that it will be able to raise additional capital through offerings of equity, debt or some combination of the two in order to fund continuing project development costs; however actual funding may not occur.
     MatlinPatterson has committed to provide financing which the Company believes is sufficient to fund its operations through December 31, 2006.

Note 3 — Bradwood Financing Commitments
     MP NW provided funding to Bradwood through an initial advance of $500,000 on May 24, 2005 and an additional advance of $1,000,000 on June 9, 2005 under a Senior Secured Promissory Note (the Note). On August 8, 2005, this Note was amended and restated to permit borrowings of up to $4,900,000 and the remaining $3,400,000 was advanced to Bradwood. Effective September 15, 2005, the parties agreed to further amend the Note to increase its total financing commitment to Bradwood to $14,000,000 and entered into a series of additional agreements which resulted in MP NW advancing an additional $2,000,000, bringing the total borrowings to $6,900,000 as of December 31, 2005. In addition, MP NW acquired a 50% equity interest in Bradwood in exchange for a $1,000 capital contribution. The fundings are secured by all of the assets of Bradwood. These loans funded substantially all of the business activities of Bradwood from its inception and are secured by all of the assets of Bradwood and a pledge of member units by the other 50% equity owner.
     These agreements were further amended and restated effective September 16, 2005 resulting in the above capital structure being converted to an investment of $1,000,000 in member units and the remaining $13,000,000 of required fundings were made or are to be made as $1.00 in preferred capital contributions for each $3.00 of borrowings under the Note. While notionally these securities bear different denominations their characteristics including repayment requirements and financing costs are essentially the same as the prior indebtedness and accordingly all amounts funded are recorded as indebtedness as of December 31, 2005. Interest accrues annually on June 30 and is priced at a fixed interest rate of 12%, payable at maturity. The note is due on the earlier of January 31, 2008, the sale of Bradwood’s project-related assets or the closing of a financing which is sufficient to fund the construction of the LNG Terminal. The weighted average interest rate of the indebtedness was its stated rate.
     Because the Company has consolidated its fifty percent ownership of Bradwood, the Note and associated interest and member and preferred units of Bradwood are eliminated in consolidation as of and for the period from Inception to December 31, 2005. In March 2006, NorthernStar distributed its equity interest in MP NW to Matlin Patterson (See Note 7). Bradwood is subject to administrative, financial, and operating covenants and is in compliance with all of these covenants as of December 31, 2005. These covenants include meeting certain operating budgets, development timelines, restrictions on management activities of the operating partner, restrictions of the use of borrowings to the payment or reimbursement of 1) project costs incurred in accordance with the budget and milestone schedule and 2) financing costs for the Project. In addition, the covenants also 1) require Bradwood to notify MP NW of any material change to the Bradwood’s budget and schedule and to report within five business days of the close of each calendar quarter a variance analysis of the project’s compliance with the budget and schedule certified by a company officer, 2) prohibit the incurrence of additional indebtedness; the creation of all new liens, changes to any material project agreement, entering into any type of business combination, any transaction in excess of $500,000 and amendment or modification of the approved budget and schedule, and 3) require the payment of all liabilities when due and payable. Bradwood is required to provide MP NW within 10 days of the beginning of each month a copy of all invoices received during the previous month. Transactions with Bradwood affiliates are to be pre-approved by MP NW in writing. Bradwood may not have any employees, may not have any subsidiaries, may only be involved in the business of developing this project, and may not engage in any margin transactions involving any security. Bradwood must maintain insurance coverage as approved by the Bradwood Board.
Note 4 — Related Party Transactions
     Bradwood has entered into a consulting agreement with an entity controlled by a minority member of Bradwood’s operating partner. Under the terms of the agreement, the entity will assist Bradwood in obtaining certain regulatory and construction permits. Among other things, the agreement provides for payments of $15,000 per month during an initial period and $34,000 per month during a subsequent period defined by milestones. In addition it will receive potential bonus payments of $500,000 to $2,000,000 for the achievement of certain milestones. Payments to the related party during the period from inception through December 31, 2005 were approximately $738,000 and an additional $212,000 is payable under the agreement and is included in accounts payable as of December 31, 2005.
     Bradwood has retained an entity controlled by the operating partner’s members for certain consulting services primarily relating to the development of Bradwood’s business and strategic plans. Payments to the related party during the period from inception through December 31, 2005 were approximately $841,000.

Note 5 — Members’ Equity
Membership Units
     At December 31, 2005, the Company had outstanding membership interests at a stated value of $1.00. The interests are owned by various MatlinPatterson affiliates. These affiliates are domiciled in the Grand Cayman Islands and Delaware. They have various forms of legal organization.
     Bradwood has designated the development member as the operating partner in Bradwood’s operating agreement and accordingly it has the responsibility for substantially all management and operating activities of the business subject to that Board’s authorization and approval. That Board consisted of four people, two representatives of each member. Tie breaking provisions, unanimous consent provisions and super majority provisions were defined in its operating agreement to protect the rights of the members. Additionally there were certain limitations on the sale or transfer of membership units to any members except the existing members as well as “tag along — drag along” provisions related to a sale of Bradwood.
     The operating partner together with the principals of the operating partner have agreed not to compete with Bradwood, in certain areas of the United States and Canada for a period of two years should they no longer be partners/participants in this business. Additionally, the principals have agreed to present LNG gasification opportunities to MP NW prior to pursuing them for their own account or presenting them to others.
Note 6 — Commitments and Contingencies
Leases
     At December 31, 2005 Bradwood had entered into a single lease agreement for office space in Astoria, Oregon. The lease commenced August 1, 2005 and expires July 1, 2006. Monthly base rent is $1,500 per month plus certain common area costs over a base amount, accordingly, amounts payable in 2006 under this lease are $9,000. The lease may be extended for a one year period at the option of Bradwood with rent increasing 5% for the option period. Bradwood prepaid the first and last month’s rent at lease inception and was required to pay $3,000 as a security deposit.
Option to Purchase Land
     Bradwood has an option to purchase real property in the County of Clatsop, Oregon. This property is referred to as the Bradwood Property and is the proposed site of the Bradwood LNG Terminal. The property consists of 134.2 acres of land, including 59.4 acres of marine industrial land and 74.8 acres of wetlands. Bradwood exercised the first option to extend the purchase of the property for one year on August 15, 2005 by paying the landowner(s) $175,000. Bradwood has the option of extending the purchase of the property for two additional years by exercising annual options and paying $200,000 and $400,000 on August 15, 2006 and 2007, respectively. The land may be purchased for $9,000,000 before the extension of the final option and $10,000,000 before the expiration of the final option subject to certain notices.
     The broker who represented Bradwood in this transaction will receive a commission of 5% of the purchase price up to $450,000 upon the closing of this transaction. Should Bradwood enter into a long-term lease of the land, the broker is entitled to receive 5% of the annual lease payments for 20 years without a limit on the amount to be received.
Consulting Agreements
     During 2005, Bradwood entered into Consulting Agreements (agreements) with two unrelated individuals. Both agreements expire May 30, 2010 and are cancelable by either Bradwood or the consultant with 30 days notice. In addition to the monthly payment for services and annual increases provided in the agreements, the consultants are also entitled to certain bonus payments. The bonus payments are due upon completion of the project, range in amount from 25% to 75% and 50% to 200% of cumulative base payments earned by the consultant during the project term for the consultants, and are payable even if the consultant is no longer providing services for the Company. The minimum amount earned upon completion of the project shall be the aggregate payments to the consultant multiplied by the minimum percentage to be earned. Greater amounts may be paid at the option of Bradwood. If the contractors are terminated for cause, as defined in the agreements, no bonus payments are required.

Deferred Professional Fees
     Bradwood has entered into contingent fee arrangements for professional services whereby the vendor agrees to discount its fees for services rendered; however, Bradwood has agreed that, upon the completion of a financing sufficient to fund the construction of the LNG terminal or in certain other events including a change in control of Bradwood or a sale of its assets, that it will pay the discount previously given, or a multiple thereof. As of December 31, 2005, Bradwood had received discounts of approximately $522,000, which it will be required to pay upon successful completion of the required financing. This amount is reflected as a non-current liability in the accompanying balance sheet.
Right of First Refusal
     Bradwood has granted a right of first refusal to a vendor for operation and acquisition of certain pipeline assets to be constructed as an integral part of the LNG terminal. The vendor has the right, but not the obligation, to operate the pipeline unless Bradwood chooses to operate the pipeline for its own account or another operator agrees to operate the pipeline for a 5% lower price than the vendor. The vendor also has the option to acquire all or part of the entire pipeline based upon the negotiated terms of the sale of the pipeline to another buyer. The alternative buyer’s price must be disclosed to the vendor in this process.
Note 7 — Subsequent Events
Acquisition of Remaining Equity Interest and Restructuring of Bradwood Financing Agreements
     On March 7, 2006, NorthernStar acquired the remaining 50% equity interest in Bradwood held by certain third parties in exchange for approximately 36% of the membership units of NorthernStar.
     On March 7, 2006, NorthernStar distributed its equity interest in MP NW to MatlinPatterson and, concurrently, MP NW assigned all of its rights and interests in the Bradwood Note to MatlinPatterson and amended the Note to, among others changes, remove and revise its security interest in the assets of Bradwood and remove, revise certain covenants and provide for the reduction of the stated interest rate to 7% at such time as NorthernStar completes this offering. Under the amended agreement, Bradwood can utilize such funding solely for the purpose of paying its development costs, and the agreement limits Bradwood’s ability to incur additional indebtedness senior to those under the Note and prohibits merger or consolidation of Bradwood without prior consent.
Acquisition of Additional LNG Projects
     On March 7, 2006, NorthernStar acquired all of the outstanding common equity interests of Port Orion LLC (Orion) in exchange for $1.0 in cash, a $2.7 million note payable over a three year period and membership units of NorthernStar valued at $31.5 million, or a total purchase price of $35.2 million. Orion owns certain intangible assets regarding, and is pursuing development of, a LNG receiving terminal located offshore from San Onofre, California. Concurrent with this acquisition, MatlinPatterson provided or agreed to provide financing of up to $21 million in debt, preferred membership and common membership contributions.
     On March 7, 2006, the Company acquired certain intangible assets from an entity controlled by the Chief Executive Officer and President in exchange for $5.0 million payable upon the earlier of the date which the Company completes a specified financing or June 30, 2006.
     On March 28, 2006, NorthernStar acquired all of the outstanding common equity interests of Clearwater Port Holdings LLC, together with its wholly-owned subsidiary, Clearwater Port LLC, (Clearwater) in exchange for membership units of NorthernStar valued at $63.3 million. Clearwater owns certain intangible assets regarding, and is pursuing development of, a LNG receiving terminal located offshore from Oxnard, California. Concurrent with this acquisition, MatlinPatterson agreed to provide financing of up to $16 million.

Independent Auditors’ Report
To the Board of Managers of Clearwater Port Holdings LLC
(formerly Crystal Energy LLC)
     We have audited the accompanying balance sheets of Clearwater Port Holdings LLC (the “Company”) (a development stage company) as of December 31, 2004 and 2005 and the related statements of operations, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2005 and the cumulative amounts during development stage for the period from inception (January 14, 2002) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Clearwater Port Holdings LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 and the cumulative amounts during development stage for the period from inception (January 14, 2002) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Pannell Kerr Forster of Texas, P.C.
Houston, Texas
January 26, 2006
(Except for Note 9 for which the date is
March 31, 2006 and Note 1 for which
the date is April 4, 2006)
See accompanying Notes to Financial Statements.

CLEARWATER PORT HOLDINGS LLC
(Formerly Crystal Energy LLC)
(Development Stage Company)
Balance Sheets

	December 31,
	2004	2005
Assets
Current assets:
Cash and cash equivalents	$4,322,460	$944,112
Accounts receivable — related parties	18,008	21,664
Prepaid expenses	76,224	106,224

Total current assets	4,416,692	1,072,000
Property and equipment, net	112,595	130,815

Total Assets	$4,529,287	$1,202,815

Liabilities and Members’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$678,925	$1,577,640
Accounts payable — related party	105,000	70,000

Total current liabilities	783,925	1,647,640
Long-term advance payable	4,000,000	6,000,000
Commitments and contingencies	—	—
Members’ equity (deficit):
Paid-in capital	6,891,607	6,923,107
Deficit accumulated during development stage	(7,146,245)	(13,367,932)

Total members’ deficit	(254,638)	(6,444,825)

Total Liabilities and Members’ Deficit	$4,529,287	$1,202,815

See accompanying Notes to Financial Statements.

CLEARWATER PORT HOLDINGS LLC
(Formerly Crystal Energy LLC)
(Development Stage Company)
Statements of Operations

				Cumulative
				Period from
				Inception
				(Jan. 14, 2002)
	Year Ended December 31,			Through Decembe 31,
	2003	2004	2005	2005
Revenue	$—	$—	$—	$—
Cost and expenses:
Depreciation	$—	$4,576	$41,196	$45,772
Public relations	362,595	946,527	1,435,054	2,908,108
Consulting and engineering	557,632	1,683,712	2,254,964	4,614,457
Permitting	270,880	1,202,980	692,612	2,230,530
Lease option — offshore platform	241,750	300,000	300,000	841,750
Legal	174,888	463,802	1,093,672	1,789,864
General and administrative	101,112	410,527	471,859	1,011,636

Total cost and expenses	1,708,857	5,012,124	6,289,357	13,442,117

Loss from operations	(1,708,857)	(5,012,124)	(6,289,357)	(13,442,117)
Other income (expense):
Interest income	2,808	17,271	67,670	87,749
Interest income — related party	10,164	12,231	—	22,395
Interest expense	—	(15,000)	—	(15,000)
Interest expense — related parties	—	(20,959)	—	(20,959)

Other income (expense), net	12,972	(6,457)	67,670	74,185

Net loss	$(1,695,885)	$(5,018,581)	$(6,221,687)	$(13,367,932)

See accompanying Notes to Financial Statements.

CLEARWATER PORT HOLDINGS LLC
(Formerly Crystal Energy LLC)
(Development Stage Company)
Statements of Changes in Members’ Equity (Deficit)
For the Cumulative Period from Inception (January 14, 2002) through December 31, 2005 and for the Years Ended December 31, 2003, 2004 and 2005

					Deficit Accumulated
				Subscription	During
	Member Units	Paid-In Capital		Receivable	Development Stage	Total
Balance, January 14, 2002	1,000	$		$—	$	$
Expenses paid by a member contributed as capital	—		400,279	—	—		400,279
Contributed services	—		31,500	—	—		31,500
Net loss	—		—	—	(431,779)		(431,779)

Balance, December 31, 2002	1,000		431,779	—	(431,779)		—
Issuance of units to founding member	3,871		—	—	—		—
Expenses paid by a member contributed as capital	—		417,114	—	—		417,114
Contributed services	—		31,500	—	—		31,500
Members’ subscriptions	2,269		3,005,000	(3,005,000)	—		—
Members’ capital contributions, net of offering costs of $20,000	—		—	2,280,000	—		2,280,000
Net loss	—		—	—	(1,695,885)		(1,695,885)

Balance, December 31, 2003	7,140		3,885,393	(725,000)	(2,127,664)		1,032,729
Conversion of note payable into member units	130		400,000	—	—		400,000
Contributed services	—		31,500	—	—		31,500
Members’ capital contributions, net of offering costs of $25,286	844		2,574,714	725,000	—		3,299,714
Net loss	—		—	—	(5,018,581)		(5,018,581)

Balance, December 31, 2004	8,114		6,891,607	—	(7,146,245)		(254,638)
Contributed services	—		31,500	—	—		31,500
Net loss	—		—	—	(6,221,687)		(6,221,687)

Balance, December 31, 2005	8,114		$6,923,107	$—	$(13,367,932)		$(6,444,825)

See accompanying Notes to Financial Statements.

CLEARWATER PORT HOLDINGS LLC
(Formerly Crystal Energy LLC)
(Development Stage Company)
Statements of Cash Flows

				Cumulative Period
				from Inception
				(January 14, 2002)
	Year Ended December 31,			Through
	2003	2004	2005	December 31, 2005
Cash flows from operating activities:
Net loss	$(1,695,885)	$(5,018,581)	$(6,221,687)	$(13,367,932)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and Amortization	—	4,576	41,196	45,772
Expenses paid by a member contributed as capital	358,864	58,250	—	817,393
Contributed Services	31,500	31,500	31,500	126,000
Changes in operating assets and liabilities:
Accounts receivable — related parties	(18,210)	202	(3,656)	(21,664)
Prepaid expenses	(3,584)	(72,640)	(30,000)	(106,224)
Accounts payable and accrued expenses	270,693	408,232	898,715	1,577,640
Accounts payable — related parties	214,246	(109,246)	(35,000)	70,000

Net cash used in operating activities	(842,376)	(4,697,707)	(5,318,932)	(10,859,015)

Cash flows from investing activities:
Capital expenditures	—	(117,171)	(59,416)	(176,587)

Net cash used in investing activities	—	(117,171)	(59,416)	(176,587)

Cash flows from financing activities:
Proceeds from issuance of note payable — related party	—	500,000	—	500,000
Repayment of note payable — related party	—	(100,000)	—	(100,000)
Advance payable	—	4,000,000	2,000,000	6,000,000
Members’ capital contributions, net	2,280,000	3,299,714	—	5,579,714

Net cash provided by financing activities	2,280,000	7,699,714	2,000,000	11,979,714

Net increase in cash and cash equivalents	1,437,624	2,884,836	(3,378,348)	944,112
Cash and cash equivalents, beginning of period	—	1,437,624	4,322,460	—

Cash and cash equivalents, end of period	$1,437,624	$4,322,460	$944,112	$944,112

Supplemental cash flow information:
Cash paid for interest	$—	$35,959	$—	$35,959

Non-cash financing activities:
Conversion of note payable into member units	$—	$400,000	$—	$400,000

Expenses paid by a member contributed as capital	$417,114	$—	$—	$817,393

Contributed services	$31,500	$31,500	$31,500	$126,000

See accompanying Notes to Financial Statements.

CLEARWATER PORT HOLDINGS LLC
(Formerly Crystal Energy LLC)
(Development Stage Company)
Notes to Financial Statements
December 31, 2005
Note 1 — Organization and Description of Business
     Clearwater Port Holdings LLC (the Company or Clearwater), a Delaware limited liability company, was originally formed on January 14, 2002 as Crystal Energy LLC by the execution of an operating agreement by and between the Company and its members. The operating agreement was subsequently amended during September and October 2003 to incorporate the addition of new members resulting from offerings of membership units. Pursuant to the operating agreement in effect on December 31 2005, the Company may be terminated at any time by a majority in interest vote of the members. The Company is engaged primarily in the development of a liquefied natural gas (LNG) receiving terminal located offshore from Oxnard, California which would receive LNG from marine tankers, convert the LNG to vaporized natural gas and deliver the vapor into the existing natural gas pipeline infrastructure for delivery to consumers. Accordingly, the Company anticipates that it will sell this LNG regasification capacity to third parties under long-term terminal use agreements. The Company will continue unless terminated in writing by a majority interest or in case of other events, as defined. The Company was renamed Clearwater Port Holdings LLC on April 4, 2006.
     The Company has been in the development stage since January 14, 2002 (inception) and as of December 31, 2005 has yet to commence commercial operations or generate any revenues. The Company’s primary activities since inception have been raising capital to fund activities of the LNG terminal project such as conducting engineering studies, obtaining permits and licenses and negotiating agreements.
Note 2 — Summary of Significant Accounting Policies
Cash and cash equivalents
     The Company considers all highly liquid securities with maturities of three months or less to be cash equivalents.
Income taxes
     The Company is treated as a partnership for federal income tax purposes; therefore, it is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the partnership’s income whether or not that income is actually distributed.
Concentrations of credit risk
     The Company transacts its business with two financial institutions. During 2004 and 2005, the amount on deposit with these financial institutions regularly exceeded the $100,000 federally insured limit. The terms of these deposits are on demand to minimize risk.
LNG terminal development costs
     The Company is incurring significant costs pursuing the development of the LNG Project. These costs are comprised of various consulting and direct expenses for public relations, permitting, engineering, EPA studies, offshore platform option payment, legal fees and travel. Until permits and approvals are granted by the State of California to allow for the project to commence operations, start-up and development costs are expensed as incurred. Thereafter, certain costs incurred to develop and construct the LNG terminal project will be capitalized.
Property and equipment
     Property and equipment is carried at cost. Depreciation is provided on a straight-line basis over the estimated useful life of the related assets (3 to 5 years). Amortization of leasehold improvements is provided on a straight-line basis over the remaining life of the office space lease (60 months). Expenditures for additions and betterments are capitalized and expenditures for maintenance and repairs are charged to operations as incurred.

Long-lived assets
     The Company reviews the carrying amount of long-lived assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment includes a comparison of the estimated future undiscounted operating cash flows anticipated to be generated during the remaining life of the asset or group of assets to the net carrying value of the asset or group of assets. No impairment was required as of December 31, 2005.
Risk and uncertainties
     The Company is engaged in the development of a business to complete an LNG Project off the coast of California. The Company’s success is contingent upon it securing the necessary permits and approvals from the State of California and then persuing its rights under its offshore platform option agreement. In the event that such permits and/or approvals are not obtained or that the option agreement expires unexercised or is terminated, the Company will be required to pursue other business initiatives or cease its operations.
New accounting standards
     In June 2005, the Financial Accounting Standards Board’s (FASB) Emerging Issues Task Force reached a consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements” (EITF 05-6). The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchases. The guidance is effective for periods beginning after June 29, 2005. The Company’s adoption of EITF 05-6 did not have a significant effect on its financial statements.
     In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154). SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. The Company’s adoption of SFAS No. 154 is not expected to have a material effect on the Company’s reported financial position or results of operations.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (SFAS No. 153). The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (APB Opinion No. 29), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS No. 153 is not expected to have a material impact on the Company’s reported financial position and results of operations.
Use of estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 — Property and Equipment
     Property and equipment consists of the following at December 31, 2004 and 2005:

	December 31,
	2004	2005
Computer equipment and software	$56,152	$63,881
Office furniture and equipment	24,049	69,730
Leasehold improvements	36,970	42,976

	117,171	176,587
Less accumulated depreciation and amortization	(4,576)	(45,772)

Property and equipment, net	$112,595	$130,815

     Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005 was $0, $4,576 and $41,196, respectively.
Note 4 — Leases
     The Company has an option to lease an offshore platform located in the Santa Barbara Channel approximately 10 miles offshore of Ventura, California. The Platform Agreement, which provides for annual option payments of $300,000 beginning March 13, 2003 and continuing through March 13, 2006, is cancelable by the Company at any time during the option period without any additional obligation for future payments. A pro rata portion of any unused option payment at the time of exercise of the lease option will be treated as prepaid rent. If the Company exercises its option to lease the platform, the initial lease term will be for ten years commencing from the lease effective date with options to extend for three additional 10 year terms. At the commencement of each of the 10 year extension periods, the Company shall pay a nonrefundable lease extension fee of $1,000,000, $1,500,000 and $2,000,000, respectively. In addition, the Company is required to pay base monthly rent equal to the platform owner’s actual maintenance cost plus 15% and variable rent equal to the greater of (a) an amount equal to $0.02 per 1,000 standard cubic feet of natural gas delivered into the gas pipeline or (b) 5% of the gross revenue received by the Company for LNG processing services. The Company shall have the right to purchase the platform for $10,000,000 during a one year period commencing with the lease effective date. During March 2006, the Company terminated this agreement and replaced it with a new agreement (See Note 9).
     On behalf of the Company, a member made the initial offshore platform lease option payment of $300,000 due March 13, 2003.
     In March 2004, the Company entered into a 36-month operating lease for office space beginning April 1, 2004. The minimum annual rent for 2004 was $10,962. In November 2004, the Company amended the lease agreement effective January 10, 2005 and extended the term of the lease through November 2009. The amended lease has a termination option that may be exercised on November 30, 2006 provided written notice is given six months prior to that date. Should the Company elect to terminate the lease agreement on November 30, 2006, the Company is required to make a cash termination payment of $38,327 on the date of termination. Should the Company elect to terminate the lease prior to November 30, 2006, all lease payments prior to November 30, 2006 will be due, in addition to the termination payment. Furthermore the lease provided for a build-out allowance of $36,970 which has been recorded as leasehold improvements with a corresponding amount recorded as deferred lease incentive. The amounts are being amortized on a straight line basis over the life of the lease, which is 60 months.
     As of December 31, 2005, the future minimum annual rental commitments for this office lease are as follows:

Year Ending December 31,
2006	$73,940
2007	74,248
2008	77,637
2009	71,167

$296,992

     Total rent expense for the years ended December 31, 2004 and 2005 was $11,312 and $66,885, respectively.

Note 5 — Related Party Transactions
     Costs and expenses for the year ended December 31, 2003, 2004 and 2005 and for the period from inception (January 14, 2002) through December 31, 2005 includes $278,751, $716,900, $30,794 and $1,099,913, respectively, of costs from an engineering firm controlled by a member. In addition, costs and expenses for the years ended December 31, 2003, 2004 and 2005 and for the period from inception (January 14, 2002) through December 31, 2005 includes $36,000, $580,000, $421,000 and $1,037,000, respectively, of costs from a consulting firm controlled by two officers (See Note 7). As of December 31, 2004 and 2005, $105,000 and $70,000 was owed to the consulting firm for earned base compensation, which is recorded as accounts payable-related party.
     Interest income — related party for the years ended December 31, 2003, 2004, 2005 and for the period from inception (January 14, 2002) through December 31, 2005 was $10,164, $12,231, $0 and $22,395, respectively, representing interest earned on a subscription receivable from one member.
     During April 2004, the Company entered into a $500,000 note payable with a member accruing interest at a rate of 16% per annum maturing November 2004. As consideration for a partial guarantee of the note payable another member was paid $10,000 which was recorded as interest expense — related parties during the year ended December 31, 2004.
     In conjunction with the June 2004 offering of member units, $400,000 of the note was converted into 130 member units and the remaining $100,000 of principal was repaid. Total interest expense incurred under this note was $10,959 which was recorded as interest expense — related parties during the year ended December 31, 2004.
     During the year ended December 31, 2005, the Company acquired antique furnishings in the amount of $23,385 from a company controlled by an officer of the Company.
     During the year ended December 31, 2005, the Company incurred expenditures of $80,230 for the benefit of a company controlled by a member of the Company, of which $58,566 was reimbursed and the balance of $21,664 is recorded as accounts receivable-related parties.
     During the year ended December 31, 2005, the Company provided office personnel to a company controlled by two officers of the Company, for which the Company was reimbursed $4,000.
     During the year ended December 31, 2005, the Company provided office space and office supplies to a company controlled by two officers of the Company, for which the Company was reimbursed $12,000.
Note 6 — Members’ Equity
Membership Units
     The Company has authorized 100,000 membership units available for issuance. On January 14, 2002, 1,000 membership units were issued to the founding members upon formation of the Company.
     During June 2003, 3,871 additional membership units were issued to one of the founding members.
     During August 2003, the Company completed the offering of 909 additional membership units generating cash proceeds of $585,000.
     During October 2003, the Company completed the offering of 1,360 additional membership units generating cash proceeds of $2,420,000, net of offering cost of $20,000.
     In June 2004, the Company completed the offering of 844 additional membership units and 402 warrants to acquire additional membership units, primarily to existing members of the Company, resulting in cash proceeds of $2,574,714, net of offering costs of $25,286. In conjunction with this offering, as referred to in Note 5, the Company converted $400,000 of a note payable owed to a membership into 130 membership units and 62 warrants. The warrants granted in this offering and note payable conversion have an exercise price of $4,310 per membership unit, are immediately exercisable and expire on June 11, 2007.

     On behalf of the Company, a member made the initial offshore platform lease option payment of $300,000 due March 13, 2003. In addition, the member made payments on behalf of the Company for public relations, consulting and engineering, permitting, legal and general and administrative expenses totaling $117,114 and $400,279 for the years ended December 31, 2003 and 2002, respectively. These amounts were recorded as expense with a corresponding amount recorded as contributed capital by a member in each of the respective years. This member also provided various professional services to the Company which were estimated to have a value of $31,500 per year. These amounts were recorded as expense with a corresponding amount recorded as contributed capital for each of the respective years since inception.
Allocation of income and loss
     The Company’s net income or loss is allocated to the members’ capital accounts in proportion to each member’s respective ownership interest in a manner specified in the operating agreement.
Note 7 — Commitments
     Effective May 1, 2004, the Company amended an agreement with a consulting firm controlled by two officers of the Company to provide financial and management services to further the successful development of the LNG terminal. The Company will pay monthly base compensation of $35,000 as well as reimbursement of reasonable travel and other out of pocket expenses. In addition, the Company is obligated to pay other contingent amounts that may not exceed up to $14.0 million in the aggregate over the life of the agreement which expires on April 30, 2009, subject to annual extensions. Certain of the contingent amounts are owed should the consulting firm assist in fund raising for the Company representing 2.5% of the funds raised. During November 2004, the Company paid $200,000 to the consulting firm to assist with fund raising efforts. Other contingent amounts are owed based upon contracted LNG volumes and the achievement of certain financings in which the consulting firm played a material role and in the event of a change of control (as defined). The agreement may be terminated with or without cause at any time by either party and all contingent amounts earned under the agreement prior to termination shall be payable. In addition, if the agreement is terminated without cause, the Company is obligated to pay a separation fee of $210,000 if the consulting firm has concluded negotiations with a third party to fund at least $4.0 million of development costs of the LNG Project or to enter into an option to reserve or purchase capacity in the LNG terminal.
     During July 2004, the Company entered into a reimbursement agreement with the California State Lands Commission to provide application processing for a General Lease — Right of Way Use. The agreement is for an initial amount of $350,000 and covers a three-year period beginning February 18, 2004 and expiring on February 17, 2007. During July 2004, the Company advanced $135,000 of the required initial amount, which was charged to permitting costs. In May 2005, the Company paid $185,916 to satisfy the remainder of this obligation which was also charged to permitting costs.
     During September 2004, the Company entered into an agreement with a consulting firm to assist in procuring a permit from the State of California. The Company is required to pay a monthly retainer fee of $4,500 plus reimbursement of travel expenses outside of Sacramento. In addition, the agreement provides for a deferral of $7,667 per month since January 1, 2004 plus a lump sum of $76,000 for services provided prior to December 31, 2003 which is payable upon the occurrence of the financial closure of LNG Project financing for construction funding or upon termination of the consulting agreement. The term of the agreement is from January 1, 2004 until the issuance of the permit from the State of California. The agreement may be cancelled by either party by a 60-day written notice, at which time the Company would be required to pay all deferred amounts due. As of December 31, 2005, the Company has accrued approximately $260,000 of deferred amounts owed under this agreement.
     During August 2005, the Company entered into a second agreement with the consulting firm referred to in the preceding paragraph to assist in procuring a permit from the State of California. The Company is required to pay a monthly retainer fee of $5,000 plus reimbursement of travel expenses outside of Sacramento. The term of the agreement is from July 1, 2005 until the issuance of the permit from the State of California. The agreement may be cancelled by either party upon 60-days written notice.
     In July 2004, the Company entered into an agreement with a consultant to provide legal services at a discount of 20% from standard professional rates. Upon the closing of a project financing, the Company has agreed to repay 75% of the fee discount earned by the consultant through such date. As of December 31, 2005, the Company has accrued $105,864 of legal expense representing its obligation to repay 75% of the 20% discount offered by the consultant.

     Effective January 3, 2005, the Company entered an agreement with a consultant to provide communications counsel at standard professional rates plus out-of-pocket expenses. Billings in excess of $300,000 in any year will be discounted at 5%. The agreement may be cancelled by either party upon 90-days written notice.
     During October 2005, the Company entered into an agreement with a firm to provide geophysical and site investigation activities through October 2006. The Company will pay amounts billed on work orders either at a fixed price or cost plus basis up to a maximum of $2 million. The Company has incurred expense of approximately $741,000 through December 31, 2005. The agreement may be terminated at any time upon written notice by the Company and all amounts earned under the agreement prior to termination, which are acceptable to the Company, shall be payable.
     During October 2005, the Company entered into an agreement with a firm to provide engineering services through October 2006. The Company will pay amounts billed on work performed either at a fixed price or cost plus basis. The agreement may be terminated at any time upon written notice by the Company and all amounts earned under the agreement prior to termination, which are acceptable to the Company, shall be payable. There have been no services provided under this agreement as of December 31, 2005.
     During October 2005, the Company entered into a verbal agreement with a company controlled by two officers of the Company to provide office space and office supplies for a monthly fee of $4,000 beginning October 1, 2005.
     During December 2005, the Company entered into employment agreements with two employees of the Company to provide a total payment of $90,500, equivalent to one year’s salary in the event of a change in control of the Company, as defined in the agreements.
Note 8 — Long-Term Advance Payable
     In October 2004, the Company entered into an agreement with an oil and natural gas company to negotiate a terminal services agreement (TSA) on an exclusive basis and to provide a $14.0 million funding commitment to be used exclusively for development of the LNG project. The terminal services agreement provides that no less than 80% of the terminal capacity would be reserved for the benefit of the oil and natural gas company with the remainder set aside for the benefit of the Company. The first installment under the funding commitment was received in November 2004 totaling $4.0 million. The second installment under the funding commitment was received in February 2005 totaling $2.0 million. The advances are non interest-bearing.
     In June 2005 the oil and natural gas company terminated the agreement with no further obligation to fund the remaining unfunded $8.0 million of the commitment. The Company is obligated to repay the advances out of the proceeds of the first draw in the event it is successful in completing a long-term construction and term loan financing for the completion of the terminal. In the event such financing is not obtained, the advances shall be repaid in monthly installments over five years upon the achievement of commercial operations of the terminal.
Note 9 — Subsequent Events
New Platform Agreement
     As discussed in Note 4, the Company holds an option from a third party (Seller/Lessor) to lease an offshore platform in the Santa Barbara Channel approximately 10 miles offshore from Ventura, California. On March 1, 2006, the Company executed a mutual release agreement with the third party regarding all losses and claims up to March 1, 2006 under the original agreement. Contemporaneously, the parties agreed to terminate the existing agreement and entered into a new, revised agreement (platform agreement) effective March 1, 2006.
     Under the platform agreement, Clearwater has the right to exercise an option to either purchase or lease the platform during the period January 1, 2008 through March 1, 2012. Beginning March 1, 2006, Clearwater is required to pay a non-refundable annual fee of $1,000 through the date of its exercise.
     Upon exercise of Clearwater’s right to purchase or lease the platform, the Seller/Lessor is required to cease all oil and gas production activities from the platform within 120 days and to plug and abandon all wells connected thereto. Clearwater has assumed all financial obligations of the plugging and abandonment (P&A) activities. Accordingly, Clearwater is required to reimburse the Seller/Lessor 50% of the P&A costs as incurred and the remaining 50% upon closing of the purchase/lease of the platform. In order to secure such reimbursement, Clearwater is required to establish and maintain an irrevocable standby letter of credit in the amount of $20 million until full reimbursement of all P&A is achieved. In the event Clearwater fails to make reimbursement for the P&A costs, the Seller/Lessor is entitled to make draws from the letter of credit.
     In addition, upon exercise of the purchase option, Clearwater is required to pay defined annual payments commencing on the closing date of the purchase of the platform through the date which construction of the LNG receiving terminal is completed and ready for operations: $6.0 million annually during each of the first two years, $8.0 million in year three, and $10.0 million for any succeeding years. Payments are prorated and applied against the first installment of the throughput payment, described below, for any year in which the LNG terminal is completed. If Clearwater exercises its option to lease the facility, the lease payments will be designed to mirror the payments that are required if it had exercised its purchase option in order to achieve, to the maximum extent possible, the same economic terms for both parties. In order to secure the above purchase or lease payments, Clearwater is obligated to establish and maintain an irrevocable standby letter of credit upon the exercise of its purchase or lease option through the start of commercial operations, in an amount based upon the exercise date as follows:

Prior to July 1, 2008	$80,000,000
On or after July 1, 2008 but prior to January 1, 2009	$70,000,000
On or after January 1, 2009 but prior to July 1, 2009	$60,000,000
On or after July 1, 2009	$50,000,000
     The amount of the letter of credit is reduced by $1 for every $2 spent by Clearwater in the development and construction of the LNG terminal following the exercise date, subject to a minimum amount of $25 million. In the event that Clearwater fails to commence commercial operations of the LNG terminal, the Seller/Lessor is entitled to draw the remaining amount of the letter of credit. Upon the commencement of operations of the LNG terminal, Clearwater is required to make a throughput payment, which consists of a monthly fee of $983,333 and an annual fee of $0.04 per MMBtu processed, produced, stored or transported in excess of an annualized throughput of 800,000 MMBtu per day.
     In addition to the above obligations, Clearwater is obligated to maintain operation of certain ancillary pipeline services for the benefit of the Seller/Lessor presently located at the platform or at another location without remuneration for the duration of its ownership or lease term.
Sale of Company and Associated Financing Activities
     On March 28, 2006, certain members exercised warrants to acquire a total of 386.66 additional membership units, providing total additional funding to the Company of $1,666,636.
     In addition, on March 28, 2006, all of the outstanding membership units of the Company were acquired by NorthernStar Natural Gas LLC (NorthernStar) in exchange for membership units of NorthernStar. The result of this transaction was to establish Clearwater as a wholly-owned subsidiary of NorthernStar. Certain former officers who were also principals of a financial and management consulting firm engaged by Clearwater (See Note 7) are also officers and minority owners of NorthernStar. In connection with the sale of the Company, the respective officers resigned and the parties agreed to terminate the consulting agreement in exchange for a payment of $900,000.
     Immediately following the sale transaction, the Company entered into a series of agreements with MatlinPatterson Global Opportunities Partners II LLC and certain of its affiliates (MatlinPatterson) to provide funding of up to $16.0 million to finance further development activities of the Company’s LNG project. Under the agreements, MatlinPatterson provided $1.0 million as a member contribution and committed to fund up to an additional $15.0 million in financing through preferred contributions and drawings under a senior promissory note (the “Note”). For each $1 of funding requested under the arrangement, MatlinPatterson will provide $0.75 in funding under the Note and $0.25 in preferred contributions. Due to the terms and conditions under these arrangements, the Company has determined that all fundings received from these facilities have the characteristics of debt, thus will be treated as debt for accounting purposes. Effectively, all advances accrue interest at a rate of 12% per annum until such time as NorthernStar completes an Approved Offering, as defined in the Note, at which the interest rate declines to 7% per annum. Additionally, the debt will mature on the earlier of the closing of long-term construction financing for the Clearwater project or the closing of a sale of more than 50% interest in the Company, or December 31, 2012. The terms also provide for certain restrictive covenants, including but not limited to, prohibition of paying dividends, redemptions and distributions. Advances are to be made quarterly based on approved development budgets. On March 31, 2006, MatlinPatterson advanced a total of $6,000,000 under these agreements.

Shares
NorthernStar Natural Gas Inc.
Common Stock

P R O S P E C T U S
, 2007

Citigroup

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13: Other Expenses of Issuance and Distribution
     The following table sets forth the expenses (other than the underwriting discount and commissions) expected to be incurred by the registrant while issuing and distributing the securities registered pursuant to this Registration Statement. All amounts other than the SEC registration fee and the Nasdaq Global Market listing fee are estimates.

Registration fee		$13,375
NASD filing fee		13,000
Nasdaq Global Market listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*	To be furnished by amendment.
Item 14: Indemnification of Directors and Officers
     Section 145 of the Delaware General Corporation Law permits indemnification of the Registrant’s officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.
     Section 5.1 of the Registrant’s bylaws provides that the Registrant will indemnify its directors and executive officers to the fullest extent authorized by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) will be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it will ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.
     As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article 8 of the Registrant’s certificate of incorporation provides that a director of the Registrant will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit. The Registrant has purchased directors’ and officers’ liability insurance. We believe that this insurance is necessary to attract and retain qualified directors and officers.
     The underwriting agreement (Exhibit 1.1 hereto) contains provisions by which the underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, and each officer of the Registrant who signs this registration statement, and each selling stockholder with respect to information furnished in writing by or on behalf of the underwriters for use in the registration statement.

Item 15: Recent Sales of Unregistered Securities
     The following is a summary of transactions by the Registrant during the past three years involving sales and issuances of securities that were not registered under the Securities Act of 1933.
     On May 2, 2006, we granted options to purchase 3,581,546 shares of common stock to officers and consultants pursuant to our 2006 Management Incentive Plan.
     On May 16, 2006, we issued 27,300,000 shares of our common stock in consideration for our acquisition of all of the outstanding units of NorthernStar Natural Gas LLC.
     Also on May 16, 2006, we issued 100,000 shares of our common stock to certain entities controlled by MatlinPatterson Global Advisers LLC as part of the purchase price for certain notes and preferred of certain of our subsidiaries.
     On May 17, 2006, we issued $100 million of unsecured Senior Convertible Notes due 2013 (convertible notes) to several institutional investors.
     On June 30, 2006, we issued 19,734 shares of our common stock to certain of our directors and consultants pursuant to our 2006 Non-Employee Directors’ Stock Plan.
     On August 31, 2006, we granted options to purchase 311,439 shares of common stock to Mr. Phillips, our general counsel, pursuant to our 2006 Management Incentive Plan.
     On September 30, 2006, we issued 22,201 shares of our common stock to certain of our directors and consultants pursuant to our 2006 Non-Employee Directors’ Stock Plan.
     On November 15, 2006, we granted options to purchase 207,626 shares of common stock to Mr. Desmond, our Senior Vice President External Affairs, pursuant to our 2006 Management Incentive Plan.
     There was no public offering in any such transaction and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by reason of Section 4(2) of the 1933 Act, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof.
Item 16: Exhibits and Financial Statements; Schedules
(a) Exhibits:

NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement*

3.3	Form of Amended and Restated Certificate of Incorporation*

3.4	Form of Amended and Restated By-Laws*

4.1	Specimen common stock certificate*

4.2	Indenture, dated as of May 17, 2006, between the Company and The Bank of New York, as Trustee, relating to the Company’s 7.0% Convertible Notes due 2013.*

NUMBER	DESCRIPTION

5	Opinion of Milbank, Tweed, Hadley & McCloy LLP*

10.1	Employment Agreements*

10.2	Benefit Plans*

21	Subsidiaries of Company*

23.1	Consent of Malone & Bailey LLP, Independent Accountants

23.2	Consent of Pannell Kerr Forster of Texas, P.C., Independent Accountants

23.3	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5)*

24.1	Power of Attorney (included in the signature pages hereto)

*	To be filed by amendment.
Item 17: Undertakings
     The following undertakings correspond to the specified paragraph designation from Item 512 of Regulation S-K.
(a)	Equity Offering of Nonreporting Registrant. The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Acceleration of Effectiveness. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	Rule 430A. The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas, on the 15th day of December, 2006.

NorthernStar Natural Gas Inc.
By:	/s/ Jonathan L. Phillips
Jonathan L. Phillips

By:	/s/ Bradford C. Witmer
Bradford C. Witmer

SIGNATURES AND POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS that each person whose signature to this Registration Statement appears below hereby constitutes and appoints each of Jonathan L. Phillips and Bradford C. Witmer, as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any substitute therefore, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Signatures Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date first set forth above.

Signature	Title	Date

/s/ Gerald K. Lindner Gerald K. Lindner	Chairman of the Board of Directors and Director	December 15, 2006

/s/ William S. Garrett	Chief Executive Officer and Director	December 15, 2006
William S. Garrett

/s/ Paul F. Soanes	President and Director	December 15, 2006
Paul F. Soanes

/s/ Bradford C. Witmer	Chief Financial Officer, Treasurer, Principal Accounting Officer, Assistant Secretary	December 15, 2006
Bradford C. Witmer

/s/ Frank Plimpton	Director	December 15, 2006
Frank Plimpton

/s/ Ramon Betolaza	Director	December 15, 2006
Ramon Betolaza

Signature	Title	Date

/s/ Daniel Richard, Jr.	Director	December 15, 2006
Daniel Richard, Jr.

/s/ William O. Perkins III	Director	December 15, 2006
William O. Perkins III

EXHIBIT INDEX

NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement*

3.3	Form of Amended and Restated Certificate of Incorporation*

3.4	Form of Amended and Restated By-Laws*

4.1	Specimen common stock certificate*

4.2	Indenture, dated as of May 17, 2006, between the Company and The Bank of New York, as Trustee, relating to the Company’s 7.0% Convertible Notes due 2013.

5	Opinion of Milbank, Tweed, Hadley & McCloy LLP*

10.1	Employment Agreements*

10.2	Benefit Plans*

21	Subsidiaries of Company*

23.1	Consent of Malone & Bailey LLP, Independent Accountants

23.2	Consent of Pannell Kerr Forster of Texas, P.C., Independent Accountants

23.3	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5)*

24.1	Power of Attorney (included in the signature pages hereto)

*	To be filed by amendment.